SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---         ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes           No X
                                       ------        --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following documents as filed with Canadian securities regulators:

1. Audited financial statements of World Heart Corporation for the year ended December 31, 2003.

2.   Management's Discussion and Analysis of Financial Condition.

3. Management Information Circular of World Heart Corporation, dated March 31, 2004.

4.   Notice of Annual Meeting of Shareholders, dated March 31, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No.333-111512 on Form F-3.

                                                                          Item 1

                                   WORLD HEART

                                   CORPORATION



                          AUDITED FINANCIAL STATEMENTS

                                       AND

                             MANAGEMENT'S DISCUSSION

                                  AND ANALYSIS



                               FOR THE YEAR ENDED

                                DECEMBER 31, 2003





                                                              [World Heart Logo]

                            MESSAGE TO SHAREHOLDERS


Market and business developments in the year 2003 laid the foundation for the future of World Heart Corporation (WorldHeart, or the Company).

The Novacor(R) LVAS (left ventricular assist system) became highly competitive during the year, with two key developments:

     o Data from more than 1000 implants of the current Novacor LVAS configuration demonstrated zero unplanned operations to repair or replace the device from any cause, and incidence of replacement of 1.6% in the first six months following implantation, 2.1% in six months to twelve months, and 11.3% in the second year; and

     o The risk of stroke was reduced to a competitive level with the introduction of a new inflow conduit, which was approved by the U.S. Food and Drug Administration (FDA) in January 2003, following European CE Mark approval in 2002.

These factors, together with enhancements that provide quieter operation and lighter accessories, which were approved by the FDA in early 2004, make the Novacor LVAS an excellent choice for medium and long-term support for patients suffering from left ventricular failure. Patients can be highly confident of two or more years of support before replacement of the device, and of a successful replacement in a planned procedure.

Clinical acceptance of the Novacor LVAS continued to expand during 2003. Sales increased in both Europe and the United States, and Novacor LVAS remains the only implantable LVAD (left ventricular assist device) approved for use in Japan. Shipments of Novacor LVAS implant kits increased from 104 in 2002 to 118 in 2003, despite the Company's fragile financial condition, which persisted until the end of the third quarter.

On September 23, 2003, shareholders provided WorldHeart with the financial resources to become an industry leader. Sale of common shares and warrants added $63.5 million of cash, and conversion of all preferred shares and accrued dividends to common shares and warrants eliminated US$89.5 million of preferred obligations. The cash was used to repay all debt, reduce payables to normal terms, and end the year with cash reserves of $23.6 million.

WorldHeart's common shares were consolidated on a 1:7 basis resulting in 15 million shares outstanding at the end of 2003. Total market value of common shares increased from $22 million ($8.47 per share) on December 31, 2002 to $152 million ($10.13 per share) on December 31, 2003.

Completion of our equity transaction and share consolidation provided WorldHeart with the basis to have our shares listed for trading in the U.S. on the NASDAQ National Market, which occurred early in 2004.

On October 1, 2003, a National Coverage Decision extended reimbursement by the Centers for Medicare and Medicaid Services (CMS) to LVADs approved by the FDA for use as Destination Therapy. On November 4, 2003, WorldHeart announced its intention to initiate the Pivotal Phase of its Destination Therapy Trial, with Novacor LVAS implants in that Trial reimbursed by Medicare under Category B. On the same date, the Company announced that it had amended its Pre-market Approval
(PMA) Supplement, which was accepted for review by the FDA on November 22, 2002. The amendment focuses the request to expanding the potential patients eligible to receive Novacor LVAS as bridge to transplantation. The PMA Supplement for expanded bridge to transplantation eligibility is expected to be referred by the FDA to the Circulatory System Devices Advisory Panel during the first half of 2004.

The Pivotal Phase of the Destination Therapy Trial, now named RELIANT (Randomized Evaluation of the Novacor LVAS in a Non-Transplant Population), was given conditional FDA approval on February 25, 2004 to enroll the first 50 patients. RELIANT is designed to demonstrate Novacor LVAS superiority over optimum medical therapy in treatment of eligible patients with irreversible left ventricular failure who are not eligible for heart transplantation by demonstrating equivalency to HeartMate(R) XVE LVAS, which is now approved for that use. Up to 40 centers may be enrolled to participate in the RELIANT Trial, and approximately 220 Novacor LVAS implants are expected, randomized against approximately 110 HeartMate(R) XVE LVAS implants. Patient enrollment is expected to begin in the second quarter, and continue for approximately two years.

These actions open the opportunity for expanded market share in the bridge to transplantation application, and approximately 220 reimbursed implants for Destination Therapy during 2004 and 2005, followed by an increased rate of growth in U.S. implants beyond 2005.

Several other important steps were taken in 2003 to prepare for revenue and income growth in 2004 and beyond, including:

     o A continued reduction of total operating expenses and funding shifted from General Administrative and Research and Development to Marketing, Sales and Clinical Support;

     o Assumption by WorldHeart of all sales and support for all markets except Japan, effective January 1, 2004;

     o Staffing of new positions of Director of Sales, North America, and Director of Marketing in the fourth quarter, with budgets established for expanded sales and marketing staff and programs for 2004; and

     o Streamlining of Manufacturing and outsourcing of certain components, resulting in reduced product costs and expanded output capacity in 2004, including implant kit production of 420 systems in 2004, compared with 120 systems in 2003.

We believe that these actions position WorldHeart to triple revenues and double gross margin in 2004 compared to 2003, and provide capacity for continued revenue growth and gross margin improvement in following years.

A next-generation LVAS is a key element in sustaining WorldHeart's long-term growth and commitment to mechanical cardiac support therapy. WorldHeart has chosen to focus internal investment in a pulsatile, implantable ventricular assist device. Targeted for clinical trials in 2007, the device is designed to be half the size of the Novacor LVAS, be fully implantable, pulsatile, responsive to the ever-changing needs of the recipient's body, and perform reliably for more than five years before planned replacement. WorldHeart will continue to assess continuous flow technologies, but does not expect these devices, based on current technologies, to be competitive for long-term use.

The past year was extremely stressful for our employees, our suppliers and our shareholders. The Company exists today, with a strong base of technology, expertise, clinical relationships and capital, because of their support. The year 2004 has every prospect of being the beginning of a rewarding process of building a world-leading position in meeting a very large and critical clinical need. We believe that the results will be rewarding for all the stakeholders of WorldHeart.


/s/ Roderick M. Bryden

Roderick M. Bryden
President and Chief Executive Officer

WORLD HEART CORPORATION


Audited Financial Statements
For the year ended December 31, 2003

Management's Statement of Responsibility

Management is responsible for the preparation of the consolidated financial statements and all other information in the annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reflect management's best estimates and judgments. The financial information presented elsewhere in the annual report is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Consistent with the concept of reasonable assurance, the Corporation recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the financial statements, considers the report of the external auditors, assesses the adequacy of the Corporation's internal controls, and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements were audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.


/s/ Roderick M. Bryden                      /s/ D. Mark Goudie

Original signed by:                         Original signed by:
Roderick M. Bryden                          D. Mark Goudie
President                                   Chief Financial Officer

Auditors' Report to the Shareholders of World Heart Corporation

We have audited the consolidated balance sheets of World Heart Corporation as at December 31, 2003 and 2002, and the consolidated statements of loss, shareholders' equity (deficiency) and cash flow for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Original signed by:
PricewaterhouseCoopers LLP
Chartered Accountants
Ottawa, Canada
February 26, 2004


Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation's financial statements, such as the change described in Note 7 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated February 26, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements

/s/ PricewaterhouseCooopers LLP

Original signed by:
PricewaterhouseCoopers LLP
Chartered Accountants
Ottawa, Canada
February 26, 2004


WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (Canadian Dollars)
--------------------------------------------------------------------------------
                                                  December 31,      December 31,
                                                          2003              2002
--------------------------------------------------------------------------------

ASSETS

Current assets
 Cash and cash equivalents (note 3)             $    8,216,798    $      248,181
 Short-term investments (note 3)                    15,195,641                 -
 Accounts and other receivables                      5,049,734         2,131,537
 Tax credit receivable (note 4)                              -         2,770,000
 Prepaid expenses                                      796,340           342,944
 Inventory (note 5)                                  7,653,066         6,235,702
                                                  ------------------------------
                                                    36,911,579        11,728,364
 Cash pledged as collateral for lease (note 16)        684,548         1,183,200
 Capital assets (note 6)                             3,943,508         4,244,371
 Goodwill (note 7)                                  22,273,407        22,273,407
 Intangible assets (note 7)                          1,139,777         5,138,962
 Other assets                                          105,623           477,609
                                                  ------------------------------
                                                $   65,058,442    $   45,045,913
                                                  ------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities      $   10,878,496    $   15,075,304
  Accrued compensation                               2,266,753         2,622,849
  Short-term loans (note 10)                                 -         2,018,937
  Current portion of capital lease (note 17)                 -            63,829
                                                  ------------------------------
                                                    13,145,249        19,780,919
Preferred shares (note 9)                                    -        72,750,188
                                                  ------------------------------
                                                    13,145,249        92,531,107
                                                  ------------------------------

Contingencies and commitments (note 16)

Shareholders' equity (deficiency)
Common shares                                      259,426,596        87,788,808
    Issued and outstanding - 15,023,689 common
    shares (2002 - 2,567,084 common shares)
    (note 11)
Special warrants and rights (note 11)                        -         3,420,016
Contributed surplus (note 11)                        7,462,676        40,683,222
Accumulated deficit                               (214,976,079)     (179,377,240)
                                                --------------------------------
                                                    51,913,193       (47,485,194)
                                                --------------------------------
                                                $   65,058,442    $   45,045,913
--------------------------------------------------------------------------------

                   Signed on behalf of the Board of Directors
               Original signed by John F. Carlson and C. Ian Ross


       Director /s/ John F. Carlson         Director /s/ C. Ian Ross

       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)
-------------------------------------------------------------------------------------------------------------------------
                                                                          Year ended        Year ended       Year ended
                                                                         December 31,      December 31,     December 31,
                                                                             2003              2002            2001
-------------------------------------------------------------------------------------------------------------------------

Revenue                                                                  $  9,492,063    $   10,106,931     $ 8,252,624
Cost of goods sold                                                         (6,960,808)       (9,868,731)     (8,287,058)
                                                                     ----------------------------------------------------

Gross margin                                                                2,531,255           238,200         (34,434)
                                                                     ----------------------------------------------------
Expenses
  Selling, general and administrative                                     (10,175,624)      (10,499,075)    (11,078,320)
  Research and development                                                (15,827,626)      (25,016,365)    (35,774,623)
  Restructuring costs (note 12)                                            (4,702,021)                -               -
  Amortization of intangibles                                              (3,999,183)       (7,322,503)    (15,209,647)
                                                                     ----------------------------------------------------
                                                                          (34,704,454)      (42,837,943)    (62,062,590)
                                                                     ----------------------------------------------------

Loss before the undernoted                                                (32,173,199)      (42,599,743)    (62,097,024)

Other income (expenses)
  Foreign exchange gain (loss)                                             11,304,310           476,649      (2,913,150)
  Investment income                                                           109,897           134,255       1,209,125
  Interest expense and financing costs                                    (12,227,866)       (7,772,300)     (6,853,763)
                                                                     --------------------------------------------------

Loss before income taxes                                                  (32,986,858)      (49,761,139)    (70,654,812)

Recovery of future income taxes (note 14)                                           -                 -       4,988,244
                                                                     --------------------------------------------------

Net loss for the year                                                   $ (32,986,858)    $ (49,761,139)   $(65,666,568)
                                                                     --------------------------------------------------

Weighted average number of common shares
outstanding (note 13)                                                       6,259,757         2,539,912       2,152,747
                                                                     --------------------------------------------------

Basic and diluted loss per common share (note 13)                             $ (5.69)         $ (19.59)       $ (30.50)
-------------------------------------------------------------------------------------------------------------------------

                      (The accompanying notes are an integral part of these consolidated financial statements)

WORLD HEART CORPORATION
Consolidated Statements of Shareholders' Equity (Deficiency)
(Canadian Dollars)
------------------------------------------------------------------------------------------------------------------------------------


                                                                              Common Stock              Special Warrants and Rights
                                                                              ------------              ---------------------------

                                                                          Number         Amount            Number            Amount
------------------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2000                                         2,159,556  $ 73,752,739                   -   $            -

Special warrants issued through private placements                              -             -             432,428      14,886,649
Right issued through private placement                                          -             -              91,000       3,420,016
Warrant issued in connection with government grant (note 8)                     -             -                   -               -
Stock options issued for services                                               -             -                   -               -
Warrants issued for services                                                    -             -                   -               -
Expired, cancelled and forfeited options and warrants                           -             -                   -               -
Share repurchase                                                         (24,900)     (850,580)                   -               -
Net loss for the year ended December 31, 2001                                   -             -                   -               -
                                                                     --------------------------------------------------------------

Balance as at December 31, 2001                                         2,134,656    72,902,159             523,428      18,306,665

Special warrants converted into common shares and warrants                432,428    14,886,649            (432,428)    (14,886,649)
Warrants issued in connection with government grant (note 8)                    -             -                   -               -
Stock options issued for services                                               -             -                   -               -
Warrants issued for services and in connection with short-term loan             -             -                   -               -
Expired, cancelled and forfeited options and warrants                           -             -                   -               -
Net loss for the year ended December 31, 2002                                   -             -                   -               -
                                                                   ----------------------------------------------------------------

Balance as at December 31, 2002                                         2,567,084    87,788,808              91,000       3,420,016

Common shares issued through private placement and public offering     11,006,159    59,651,853                   -               -
Common shares and warrants granted upon the conversion of
warrants and rights                                                       238,857     5,012,598            (91,000)      (3,420,016)
Warrants issued in connection with debentures and loans                         -             -                   -               -
Common shares and warrants issued upon conversion
of preferred shares                                                     1,211,589   106,973,337                   -               -
Stock options issued for services                                               -             -                   -               -
Expired, cancelled and forfeited options and warrants                           -             -                   -               -
Net loss for the year ended December 31, 2003                                   -             -                   -               -
                                                                    ---------------------------------------------------------------

Balance as at December 31, 2003                                        15,023,689 $ 259,426,596                   -    $          -

                                                                    ---------------------------------------------------------------


WORLD HEART CORPORATION
Consolidated Statements of Shareholders' Equity (Deficiency)
(Canadian Dollars)
------------------------------------------------------------------------------------------------------------------------------------


                                                                           Warrants           Warrants,
                                                                             and               Options
                                                                           Options           Contributed              Accumulated
                                                                            Number             Surplus                  Deficit
------------------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 2000                                            50,973        $    36,951,336           $ (63,512,508)

Special warrants issued through private placements                         22,498                      -                       -
Right issued through private placement                                          -                      -                       -
Warrant issued in connection with government grant (note 8)                92,857              1,200,000                       -
Stock options issued for services                                           4,749                197,000                       -
Warrants issued for services                                               18,570                537,000                       -
Expired, cancelled and forfeited options and warrants                     (32,503)                     -                       -
Share repurchase                                                                -                      -                (437,025)
Net loss for the year ended December 31, 2001                                   -                      -             (65,666,568)
                                                                    ----------------------------------------------------------------

Balance as at December 31, 2001                                           157,144             38,885,336            (129,616,101)

Special warrants converted into common shares and warrants                432,428                      -                       -
Warrants issued in connection with government grant (note 8)                    -              1,287,000                       -
Stock options issued for services                                           4,827                182,343                       -
Warrants issued for services and in connection with short-term loan        35,713                328,543                       -
Expired, cancelled and forfeited options and warrants                     (13,364)                     -                       -
Net loss for the year ended December 31, 2002                                   -                      -             (49,761,139)
                                                                    ----------------------------------------------------------------

Balance as at December 31, 2002                                           616,748             40,683,222            (179,377,240)

Common shares issued through private placement and public offering     12,077,459                      -                       -
Common shares and warrants granted upon the conversion of
warrants and rights                                                       194,571                      -                       -
Warrants issued in connection with debentures and loans                   718,569              3,473,017                       -
Common shares and warrants issued upon conversion
of preferred shares                                                     1,000,000           (36,951,336)              (2,611,981)
Stock options issued for services                                          34,350                257,773                       -
Expired, cancelled and forfeited options and warrants                      (9,368)                     -                       -
Net loss for the year ended December 31, 2003                                   -                      -             (32,986,858)
                                                                    ----------------------------------------------------------------

Balance as at December 31, 2003                                        14,632,329        $     7,462,676           $(214,976,079)


WORLD HEART CORPORATION
Consolidated Statements of Shareholders' Equity (Deficiency)
(Canadian Dollars)
--------------------------------------------------------------------------------------

                                                                        Shareholders'
                                                                          Equity
                                                                       (Deficiency)
-------------------------------------------------------------------------------------

Balance as at December 31, 2000                                        $  47,191,567

Special warrants issued through private placements                        14,886,649
Right issued through private placement                                     3,420,016
Warrant issued in connection with government grant (note 8)                1,200,000
Stock options issued for services                                            197,000
Warrants issued for services                                                 537,000
Expired, cancelled and forfeited options and warrants                              -
Share repurchase                                                          (1,287,605)
Net loss for the year ended December 31, 2001                            (65,666,568)
                                                                      ---------------

Balance as at December 31, 2001                                              478,059

Special warrants converted into common shares and warrants                         -
Warrants issued in connection with government grant (note 8)               1,287,000
Stock options issued for services                                            182,343
Warrants issued for services and in connection with short-term loan          328,543
Expired, cancelled and forfeited options and warrants                              -
Net loss for the year ended December 31, 2002                            (49,761,139)
                                                                      ---------------

Balance as at December 31, 2002                                          (47,485,194)

Common shares issued through private placement and public offering        59,651,853
Common shares and warrants granted upon the conversion of
warrants and rights                                                        1,592,582
Warrants issued in connection with debentures and loans                    3,473,017
Common shares and warrants issued upon conversion
of preferred shares                                                       67,410,020
Stock options issued for services                                            257,773
Expired, cancelled and forfeited options and warrants
Net loss for the year ended December 31, 2003                            (32,986,858)
                                                                      ---------------

Balance as at December 31, 2003                                         $ 51,913,193


                      (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(Canadian Dollars)
-------------------------------------------------------------------------------------------------------------------------
                                                                       Year ended        Year ended        Year ended
                                                                      December 31,      December 31,      December 31,
                                                                          2003              2002              2001
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the year                                               $  (32,986,858)     $ (49,761,139)  $ (65,666,568)
   Items not involving cash -
      Amortization and depreciation                                         5,947,235          8,982,154      17,339,528
      Interest on preferred shares                                          6,035,801          7,669,667       6,853,763
      Recovery of future income taxes (note 14)                                     -                  -      (4,988,244)
      Non-cash financing costs and services paid through
        options and warrants                                                3,788,314            406,219         734,000
      Foreign exchange (gain)/loss                                        (10,827,435)          (585,268)      3,047,835
      Writedown of other assets                                               113,866                  -               -
   Net change in operating components of working capital (note 19)         (7,033,119)        11,652,757       2,056,797
                                                                   ------------------------------------------------------
                                                                          (34,962,196)       (21,635,610)    (40,622,889)
                                                                   ------------------------------------------------------
Investing activities
   Purchase of short-term investments                                     (15,195,641)                 -      (7,381,300)
   Redemption of short-term investments                                             -          6,881,300      23,196,677
   Purchase of capital assets                                                (210,322)          (610,198)     (1,205,121)
   Cash pledged as collateral for lease                                       304,240         (1,183,200)        226,316
                                                                   ------------------------------------------------------
                                                                          (15,101,723)         5,087,902      14,836,572
                                                                   ------------------------------------------------------
Financing activities
   Capital lease repayments                                                   (63,829)          (162,487)       (150,933)
   Issuance of common shares and special warrants through
     public offering                                                       66,164,608                  -      16,654,418
   Payment of expenses relating to the issue of common
     shares and special warrants                                           (6,512,755)           (77,058)     (1,690,672)
   Short-term loan proceeds                                                         -          2,000,000               -
   Repayment of short term loan                                            (2,000,000)                 -               -
   Senior and subordinated loan proceeds                                   10,000,000                  -               -
   Repayment of senior and subordinated loan                              (10,000,000)                 -               -
   Convertible debenture proceeds                                           1,200,000                  -               -
   Repayment of convertible debenture                                      (1,200,000)                 -               -
   Bridge loan proceeds                                                     1,052,000                  -               -
   Bridge loan repayment                                                   (1,052,000)                 -               -
   Payment of expenses relating to debt financing                            (478,186)           (41,400)              -
   Funds received on the exercise of warrants                               1,642,000                  -               -
   Payment of expenses relating to exercise of warrants                       (49,418)                 -               -
   Investment by third party in subsidiary                                          -                  -       3,465,501
   Repurchase of common shares                                                      -                  -      (1,287,605)
   Deferred transaction costs                                                       -           (331,542)              -
                                                                   ------------------------------------------------------
                                                                           58,702,420          1,387,513      16,990,709
                                                                   ------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                 (669,884)            63,217         516,218
                                                                   ------------------------------------------------------

Change in cash and cash equivalents for the year                            7,968,617        (15,096,978)     (8,279,390)

Cash and cash equivalents beginning of the year                               248,181         15,345,159      23,624,549
                                                                   ------------------------------------------------------
Cash and cash equivalents end of the year                                $  8,216,798      $     248,181    $ 15,345,159
-------------------------------------------------------------------------------------------------------------------------

                      (The accompanying notes are an integral part of these consolidated financial statements)

1.  Nature of Operations

World Heart Corporation ("WorldHeart" or the "Corporation") is a medical devices company based in Ottawa, Ontario, Canada with facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development, commercialization and manufacturing of pulsatile ventricular assist devices (VADs) which are intended for patients with end stage heart failure. WorldHeart currently produces and sells the Novacor(R) LVAS (Left Ventricular Assist System) and is developing a fully implantable next generation VAD.

2.  Significant Accounting Policies

(a) Basis of presentation
    ---------------------

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian
GAAP), and include all assets, liabilities, revenues and expenses of World Heart Corporation and its subsidiaries.

These principles also conform in all material respects with accounting principles generally accepted in the United States (US GAAP) except as described in Note 21.

(b) Use of estimates
    ----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c) Cash equivalents and short-term investments
    -------------------------------------------

Cash equivalents and short-term investments include debt instruments of financial institutions and government entities. The Corporation has established guidelines relative to credit ratings, diversification and maturities that are intended to maintain safety and liquidity. Cash equivalents include highly liquid investments with maturity periods of three months or less when purchased. Short-term investments include those investments with maturities in excess of three months but less than one year.

(d)  Inventory
     ---------

Inventory of raw materials is valued at the lower of average cost and replacement cost. Work in progress and finished goods are valued at the lower of average cost and net realizable value.

(e) Investment tax credits
    ----------------------

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce related costs and expenses in the year.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

2.  Significant Accounting Policies (continued)

(f)  Capital assets
     --------------

Capital assets are recorded at cost. Amortization is calculated using the following rates and bases:

Furniture and fixtures                   20% declining balance
Computer equipment and software          30% declining balance
Manufacturing and research equipment     30% declining balance
Leased equipment                         Straight-line over the lease term
Leasehold improvements                   Straight-line over the lease term

The carrying value of capital assets is assessed when factors indicating a possible impairment are present. If an impairment is determined to exist, the assets are reported at the lower of carrying value or net recoverable amount.

(g) Goodwill and other intangible assets
    ------------------------------------

Goodwill and intangible assets with an indefinite life are not amortized but are tested for impairment on at least an annual basis. Intangible assets with a definite life, consisting of purchased technology, patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter, which generally ranges from 3 to 5 years.

The Corporation reviews the carrying amounts of intangible assets with a definite life whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, changes in technology, significant litigation or other items.

In evaluating whether there is an impairment of goodwill and other intangible assets, management compares the carrying amounts of such assets with the related undiscounted estimated future operating cash flows. In the event an impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable discounted estimated future cash flows. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

(h)  Income taxes
     ------------

Income taxes are provided for using the liability method whereby future tax assets and liabilities are recognized using current tax rates on the difference between the financial statement carrying amounts and the respective tax basis of the assets and liabilities. The Corporation provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

(i)  Common shares
     -------------

Common shares are recorded as the net proceeds received on issuance after deducting all share issue costs.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

2.  Significant Accounting Policies (continued)

(j)  Revenue recognition
     -------------------

Revenue from product sales is recognized when all of the following criteria are met; persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. The Corporation provides for returns based on prior experience.

In certain circumstances, the Corporation provides customers with deferred payment terms. In general, the Corporation transfers future payments under these contracts to third-party financing institutions on a non-recourse basis. In situations where the Corporation assumes the responsibility for interest payments, revenue is recorded net of the present value of the committed future interest cost. The transfer of the related accounts receivable is recorded when control of the receivable is surrendered.

(k) Stock-based compensation
    ------------------------

The Corporation has a stock option plan as described in Note 11. No compensation expense is recognized when shares are issued at prevailing market prices or options are issued to employees with exercise prices at the grant date equal to prevailing market prices. Any consideration paid by employees on the exercise of stock options or purchase of capital stock is credited to share capital. The pro-forma fair value expense of options issued by the Corporation is disclosed in Note 11.

Stock options issued in lieu of cash to non-employees for services performed are recorded at the fair value of the options at the time they are issued and are expensed as service is provided.

(l) Research and development costs
    ------------------------------

Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria necessary for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Corporation intends to produce and market, there must be a clearly defined market for the product and the Corporation must have the resources, or access to the resources, necessary to complete the development. The Corporation has not deferred any such development costs to date.

(m) Government assistance
    ---------------------

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for the receipt of government assistance. Government assistance is applied to reduce the carrying value of any assets acquired or to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable.

(n) Foreign currency translation
    ----------------------------

Translation of the financial statements of integrated foreign operations are translated as follows:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

3. Cash, Cash Equivalents and Short-Term Investments
   -------------------------------------------------

The Corporation's cash equivalents and short-term investments consist of highly liquid, highly rated financial instruments. The Corporation has established guidelines relative to credit ratings, diversification, and terms to maturity designed to mitigate risk and provide safety and liquidity:


      -------------------------------------------------------------------------------------------------------------
                                                        2003                                  2002
                                         --------------------------------------------------------------------------
                                               Cash and Cash      Short-term        Cash and Cash       Short-term
                                                 Equivalents     Investments          Equivalents      Investments
      -------------------------------------------------------------------------------------------------------------
      Cash                                      $  6,615,970     $         -           $  248,181          $     -
      Asset backed notes held
        with financial institutions                1,600,828               -                    -                -
      Corporate securities                                 -      15,195,641                    -                -
                                         --------------------------------------------------------------------------
                                                $  8,216,798     $15,195,641           $  248,181          $     -
      -------------------------------------------------------------------------------------------------------------

4.  Tax Credit Receivable

The tax credit receivable related to the Ontario Business Research Institute tax credit ("OBRITC") program. The Corporation accrued a tax credit receivable in the amount of $2,770,000 during 2001 that was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. Following the completion of the provincial Ministry of Finance's audit and proposed amendments to the OBRITC legislation the Corporation received a payment of $718,241 during the year ended December 31, 2003. The full amount of the claim is under dispute and, due to the uncertainty of the ultimate resolution of the claim, the Corporation recorded a provision for the remainder of $2,051,759 in 2003. This provision was charged to research and development expense.



5.  Inventory

      ------------------------------------------------------------------------------------------------------------
                                                                                          2003                2002

      -------------------------------------------------------------------------------------------------------------
      Raw materials                                                                $  2,913,325       $  3,263,766
      Work in progress                                                                2,315,851          1,780,011
      Finished goods                                                                  2,423,890          1,191,925
                                                                           -------------------- -------------------
                                                                                   $  7,653,066       $  6,235,702
      -------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

6.  Capital Assets
    --------------------------------------------------------------------------------------------------------------
                                                                                  2003
                                                     --------------------------------------------------------------
                                                                                   Accumulated            Net Book
                                                                     Cost         Amortization               Value
      -------------------------------------------------------------------------------------------------------------
      Furniture and fixtures                                   $  588,688           $  375,870          $  212,818
      Computer equipment and software                           2,279,673            1,459,393             820,280
      Manufacturing and research equipment                      7,307,079            4,396,669           2,910,410
      Leasehold improvements                                      753,041              753,041                   -
                                                     --------------------------------------------------------------
                                                              $10,928,481           $6,984,973         $ 3,943,508
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------
                                                                                  2002
                                                     --------------------------------------------------------------
                                                                                   Accumulated            Net Book
                                                                     Cost         Amortization               Value
      -------------------------------------------------------------------------------------------------------------
      Furniture and fixtures                                   $  663,688           $  349,333          $  314,355
      Computer equipment and software                           2,267,371            1,126,880           1,140,491
      Manufacturing and research equipment                      6,337,798            3,551,153           2,786,645
      Leasehold improvements                                      753,042              750,162               2,880
                                                     --------------------------------------------------------------
                                                     --------------------------------------------------------------

                                                             $ 10,021,899          $ 5,777,528         $ 4,244,371
      -------------------------------------------------------------------------------------------------------------

Capital assets as at December 31, 2002 included equipment under a capital lease with a cost of $802,544 and accumulated amortization of $564,432. During the year ended December 31, 2003, the capital lease obligation was satisfied and the assets acquired pursuant to the terms of the capital lease agreement.

7. Goodwill and Other Intangible Assets

The cost and accumulated amortization of the Corporation's other intangible assets as of December 31, 2003 and December 31, 2002 are as follows:

    ------------------------------------------------- ----------------------------------------------------------
                                                                               2003
                                                     ----------------------------------------------------------
                                                                               Accumulated             Net Book
                                                                   Cost        Amortization               Value
    -----------------------------------------------------------------------------------------------------------
    Purchased technology                                   $ 17,043,321          $16,041,522        $1,001,799
    Other intangible assets                                   6,436,678            6,298,700           137,978
                                                     ---------------------------------------------------------
                                                           $ 23,479,999          $22,340,222        $1,139,777
    ----------------------------------------------------------------------------------------------------------
    ----------------------------------------------------------------------------------------------------------
                                                                               2002
                                                     ----------------------------------------------------------
                                                                                Accumulated          Net Book
                                                                   Cost         Amortization            Value
    ------------------------------------------------ ------------------- -------------------- -----------------
    Purchased technology                                   $ 17,043,321         $ 13,089,658       $ 3,953,663
    Other intangible assets                                   6,436,678            5,251,379         1,185,299
                                                     ------------------- -------------------- -----------------

                                                           $ 23,479,999         $ 18,341,037       $ 5,138,962
    ------------------------------------------------ ------------------- -------------------- -----------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

7.   Goodwill and Other Intangible Assets (continued)

The Corporation adopted the Canadian Institute of Chartered Accountants' Accounting Standards Board (AcSB) Handbook Section dealing with Goodwill and Other Intangible Assets in 2002. Under the pronouncement, goodwill and indefinite life intangibles are no longer amortized and accordingly the Corporation did not amortize goodwill for the years ended December 31, 2002 and 2003. Intangible assets with a definite life continue to be amortized over their useful life.

The pronouncement requires that intangible assets with an indefinite life and goodwill be tested for impairment on at least an annual basis with impairment losses reflected in operating income from continuing operations. No impairment has been recorded to date.

The results for prior periods have not been restated. The reported net loss for the year ended December 31, 2001, of $65,666,568 or $30.50 per share included $6,402,121 or $2.97 per share of goodwill amortization, net of taxes. Excluding the goodwill, the adjusted net loss would have been $59,264,447 or $27.53 per share.

8.  Amendment to Technology Partnerships Canada Contribution Agreement

During 2002, the Corporation's next generation VAD development programs were merged. As a result, the Corporation requested an amendment to the contribution agreement with Technology Partnerships Canada (TPC) such that activities relating to the merged program would be eligible for reimbursement under an amended contribution agreement. On May 21, 2003, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3,025,710 of funding available under the $9,980,000 contribution agreement. During the year ended December 31, 2003, $3,025,710 was claimed for reimbursement, $2,781,402 was received and $244,308 was receivable as at December 31, 2003. In addition, the royalty rate payable to TPC was reduced to 0.65% and is to be calculated on consolidated revenues of the Corporation commencing January 1, 2004.

9.  Preferred Shares

(a) Authorized
    ----------

Authorized preferred shares of the Corporation consists of an unlimited number of shares issuable in series.

(b) Issued
    ------

On June 30, 2000 the Corporation issued Series A cumulative, redeemable, convertible preferred shares to Edwards Lifesciences LLC (Edwards) for US$20.0 million that were convertible at Edward's option after June 30, 2006 into 196,367 common shares (representing a per share conversion price of US $101.85), plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares were non-voting except that Edwards could elect one director of the Corporation. Dividends accumulated at 5% per year for the first three years and 10% per year for years four through seven. On November 27, 2003 Edwards Lifesciences (U.S.) Inc. converted all of the Series A cumulative, redeemable, convertible preferred shares into 500,000 common shares and warrants to acquire 1,000,000 common shares at $8.05 per share, expiring November 27, 2008. A fair value of $7,972,794 was attributed to the additional common shares and warrants of which $5,360,812 was applied to reduce the outstanding liability for accrued dividends and the remaining $2,611,981 was charged to accumulated deficit.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

9.  Preferred Shares (continued)

Also on June 30, 2000, World Heart Inc., the Corporation's United States subsidiary, issued Series A redeemable, cumulative, participating preferred shares to Edwards in connection with the Corporation's acquisition of Novacor. These Series A redeemable, cumulative, participating shares were non-voting. Dividends accumulated at 4% per year on the subscription price of US$58.0 million for the first two years, 3% for the third year and at 6% per year thereafter until maturity on June 30, 2015 at which time they were mandatorily redeemable for the face amount of US$58.0 million plus accumulated dividends (effective July 1, 2002 the rates were reduced by 1% for the period July 1, 2002 through June 30, 2015). On September 22, 2003, Edwards converted all of the Series A redeemable, cumulative, participating preferred shares into 711,589 common shares.

The convertible preferred shares and the Series A shares (collectively Preferred Shares) were accounted for in accordance with their substance and presented in the financial statements in their debt and equity components, measured at their respective fair values at the time of issue. The debt components were calculated at the present value of the required dividend payments discounted at 12%, being the estimated interest rate that would have been applicable to non-convertible debt at the time the Preferred Shares were issued. Interest expense was determined on the debt components as the amount necessary to increase the debt components to their face amount at maturity. The equity component was shown as contributed surplus.

(c)      Edwards Lifesciences Agreements
         -------------------------------

In conjunction with Edwards' investment in the Preferred Shares and the Corporation's acquisition of Novacor, the Corporation entered into a distribution agreement (the Distribution Agreement) with Edwards whereby Edwards was the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart committed to paying a minimum of US$2.0 million less actual gross margin annually to Edwards in guaranteed gross margin on sales in any year that Edwards' purchased less than US$10.0 million. The Corporation accounted for any shortfall of the guaranteed gross margin on sales as a reduction of revenues.

On December 31, 2003, the Distribution Agreement was amended to reflect Edwards as sole distributor in Japan only and to discontinue the minimum gross margin guarantee commencing on January 1, 2004. Also on December 31, 2003, the Corporation entered into a transition agreement (the Transition Agreement) to acquire certain inventory and capital assets from Edwards. The purchase of the inventory was treated as a sales return for the year ended December 31, 2003. Edwards also agreed to provide administrative services relating to distribution activities on an interim basis.

On December 31, 2003, to reflect the substance of the Transition Agreement, revenue was reduced by $1,551,324, cost of goods sold was reduced by $1,368,593, restructuring costs were incurred of $1,521,182, inventory increased by $1,126,116, capital assets increased by $765,996, receivables increased by $537,632 and payables increased by $4,133,657 of which $3,707,460 was owed to Edwards.

During the year ended December 31, 2003, revenue included $3,599,959 (2002 - 5,343,040, 2001 - $3,622,102) resulting from sales to Edwards. There was no obligation accrued for the shortfall of the guaranteed gross margin on sales and included as a reduction of revenues (2002 - $657,542, 2001 - $833,880).

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

9.  Preferred Shares (continued)

The Corporation has also entered into a supply agreement with Edwards whereby Edwards is the sole supplier of certain components to the heart assist products of the Corporation for a period of five years commencing July 1, 2000. For the year ended December 31, 2003, purchases from Edwards for components were $946,891 (2002 - $944,682; 2001 - $1,050,000).

Other purchases from Edwards for research and development materials and support and other services amounted to $1,259,737 (2002 - $1,789,158; 2001 - $881,066).

10. Short-term Loans

On December 18, 2002 the Corporation entered into a $2,000,000 non-revolving term credit agreement with a merchant bank for the purpose of financing working capital requirements. The loan had a maturity date of June 18, 2003 and bore interest at the rate of 2% per month. The loan was collateralized by a general security agreement covering the Corporation's right, title and interest in all of its property and assets and an assignment of all patents, trademarks and licence agreements of the Corporation. In addition, the Corporation issued 28,571 common share warrants to the lender with each warrant being exercisable for one common share of the Corporation at a price of $9.10 per share until expiry on December 18, 2007. On January 28, 2003, prior to the maturity date of the loan, the Corporation repaid the loan in full.

On January 28, 2003, the Corporation entered into a senior loan agreement totaling $7,000,000 and a subordinated loan agreement totaling $3,000,000 (Loans). The Loans originally matured on July 31, 2003 and bore interest rates of 18% per annum payable monthly. The Loans were to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The Corporation paid to the lenders fees of 4% and issued a total of 428,571 warrants with each warrant exercisable into one common share for a period of five years at a price of $11.20 per share. The Corporation recorded these warrants in contributed surplus at their fair value. The lenders' fee and fair market value of the warrants were recorded as deferred financing costs in other assets. These deferred financing costs were amortized to interest expense and financing costs over the term of the Loans. As collateral for the Loans, the Corporation entered into general security agreements over all of its assets. The Loans were amended to extend the maturity date from July 31, 2003 to August 15, 2003 and then further extended to September 23, 2003 at which point they were repaid in full. Fees relating to loan extensions on the senior and subordinated loans amounted to $472,000.

On July 30, 2003, the Corporation issued senior subordinated convertible debentures for gross proceeds of $1,200,000. The debentures had a maturity of October 22, 2003, and were convertible at the holder's option into common shares of the corporation for $7.00 per share. The debentures were callable by the Corporation at any time after September 15, 2003 upon payment of the outstanding principal amount plus accrued but unpaid interest, subject to the holders having five days in which to convert. The debentures carried interest of 14% per annum. In addition, warrants to purchase 171,428 common shares, at an exercise price of $8.40 per share, for a period of three years were issued to the debenture holders. The fair value attributed to the warrants was expensed over the term of the loan. The subordinated convertible debentures were repaid in full on September 23, 2003.

On September 4, 2003 the Corporation entered into a bridge loan agreement totaling $1,052,000. The bridge loan originally matured at the earlier of the completion of a private placement or October 22, 2003 and bore interest at a rate of 14% per annum payable monthly. The Corporation paid to the lender a fee of 4% and issued a total of 118,570 common share purchase warrants each exercisable into one common share at a price of $8.40 until October 31, 2006. The fair value attributed to the warrants was expensed over the term of the loan. The bridge loan was repaid in full on September 23, 2003.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

11.  Shareholders' Equity

Common shares

(a)  Authorized

Authorized common shares of the Corporation consist of an unlimited number of shares.

On November 25, 2003, the Corporation's shareholders approved a one-for-seven consolidation of the Corporation's common shares and common share equivalents, and on December 1, 2003 WorldHeart filed Articles of Amendment effecting the share consolidation. All references to common share, option, warrant and per common share amounts for all periods presented have been retroactively restated to reflect the share consolidation.

(b) Issued

On January 24, 2002, the Corporation issued 432,428 common shares upon the exercise of special warrants (the "Special Warrants") previously issued on December 19, 2001. These Special Warrants were issued on December 19, 2001 pursuant to a private placement for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851.

In separate closes on January 3, 2003 and January 8, 2003, the Corporation completed private placements totaling 334,821 units (Units) at a price of $8.96 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each Unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $11.20 per share for a period of five years. The Corporation granted to the placement agent 33,482 broker warrants (Broker Warrants). Each Broker Warrant is exercisable at a price of $11.20 into one common share and one compensation warrant (Compensation Warrants) at any time prior to December 31, 2004. Each Compensation Warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $11.20 per common share.

On April 2, 2003, the Corporation issued 142,857 common shares at a price of $11.20 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 251,428 warrants were issued. These warrants are exercisable into common shares of the Corporation at $11.20 per share until April 2, 2008.

On September 23, 2003, the Corporation completed a private placement of 10,671,338 Units in the United States and Canada at $5.95 and US$4.34 per Unit, for total gross proceeds of $63,164,608 (issue costs were $6,128,027). Each Unit consists of one common share and one common share purchase warrant. Each warrant may be exercised at any time prior to September 22, 2008 at a price of $8.05 per share. The Warrants are callable by the Corporation for cash exercise at any time the Common Shares trade at $17.50 for 20 consecutive trading days, however, no more than 20% of the total Warrant issue may be called in any three-month period. The Corporation granted, to the agents of the private placement, 1,004,336 agents' warrants. The terms of the agents' warrants are substantially the same as the Warrants issued as part of the underlying transaction.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

11.  Shareholders' Equity (continued)

Share Repurchase

Commencing on September 17, 2001 and ending on October 12, 2001, the Corporation purchased 24,900 of its common shares at market prices on the Nasdaq National Market (NASDAQ) for a total cost of $1,287,605. Of this total amount paid, $437,025 has been charged directly to deficit, representing a premium paid on redemption of common shares with the balance being charged to share capital.

All repurchased shares have been cancelled.

Employee Stock Option Plan

The Corporation has an employee stock option plan (ESOP). The maximum number of shares that may be reserved and set aside under options to eligible persons pursuant to the ESOP may not exceed 1,501,857 common shares (2002 - 504,285). The ESOP was amended by the Board of Directors to increase the maximum number of options available to any individual under the ESOP from 2% to 5% of the issued and outstanding shares of the Corporation from time to time. The Corporation subsequently received regulatory approval for this change. The ESOP is administered by a committee appointed by the Board of Directors. The option exercise price for all options issued under the ESOP is based on the fair market value of the common shares on the date of grant. The options generally vest annually in equal portions over either a five-year period or three-year period and must be exercised within a four-year period from each date of vesting.

On March 5, 2003, the Board of Directors approved a proposal to offer employees, officers, directors and consultants of the Corporation the opportunity to exchange options (Option Exchange) held by them and granted prior to 2003 (Existing Options), for a reduced number of options (New Options) at a price that more closely reflected the then current trading price. Approval of the shareholders was required with respect to option exchanges for persons considered to be insiders of the Corporation including the Corporation's executive officers and members of the Board of Directors. Shareholders approved the insiders' exchange on June 16, 2003. The Toronto Stock Exchange approved the Option Exchange on June 20, 2003. In total, participants under the ESOP chose to exchange a total of 121,184 Existing Options for 23,660 New Options.

Special Warrants Offerings

On December 19, 2001, pursuant to a private placement, the Corporation issued 432,428 special warrants (Special Warrants) for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851. Each Special Warrant was convertible without additional consideration into one common share of the Corporation and one warrant to purchase one common share.

The Corporation granted the Underwriters 16,040 underwriters' warrants and the US Agents 6,458 underwriters' warrants (collectively Underwriters' Warrants) to acquire an aggregate of 22,498 underwriters' compensation options (Underwriters Compensation Options). Each Underwriters' Compensation Option entitled the holder to acquire one common share of the Corporation and one Underwriters' underlying warrant (Underwriters' underlying Warrants) at an exercise price of $42.35 per option. The Underwriters' Compensation Options are exercisable for a four-year period ending December 19, 2005. Each Underwriters' Underlying Warrant entitles the holder to acquire one common share at an exercise price of $42.07 per share at any time for a period ending 24 months from the date of issue.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

11.  Shareholders' Equity (continued)

On January 17, 2002, the Corporation filed a final short-form prospectus with Canadian securities regulatory authorities to qualify the 432,428 common shares and 432,428 warrants issuable upon the exercise of the Special Warrants and 22,498 Underwriters' Compensation Options upon the exercise of the Underwriters' Warrants. All of the Special Warrants were deemed to have been exercised by the holders on January 24, 2002 and the underlying warrants expired unexercised on January 24, 2004.

Rights related to 2007262 Ontario Inc.

On December 19, 2001, WorldHeart incorporated 2007262 Ontario Inc. (2007262) to carry out specified research and development related to the HeartSaver Implanted Controller, the HeartSaver External Controller and all the software developed to control, monitor and power the HeartSaver VAD. WorldHeart and New Generation Biotech (Equity) Fund Inc. (NewGen), an Ontario labour sponsored venture capital corporation, subscribed for an equal number of common shares of 2007262. Additionally, NewGen subscribed for 91,000 Series 1 preferred shares (Series 1 Shares) of 2007262 for net proceeds of $3,420,016 after deducting expenses of the placement of $83,484. WorldHeart sold to 2007262 certain technology in exchange for 14,285 Series 2 preferred shares (Series 2 Shares) of 2007262 and a promissory note in the amount of $2,000,000.

The promissory note was repaid to WorldHeart from the proceeds of the Series 1 preferred shares and the balance of the Series 1 preferred share proceeds was used to improve and enhance the technology transferred by WorldHeart.

On January 31, 2003, and pursuant to the terms of the agreement, upon receipt by 2007262 of a retraction notice from NewGen, the Corporation exercised its right to purchase the Series 1 preferred shares from NewGen in exchange for 91,000 common shares of WorldHeart and 91,000 common share purchase warrants (Purchase Warrants) of WorldHeart. Each Purchase Warrant was exercisable into one common share of WorldHeart at a price of $42.07 at any time up to January 24, 2004 but expired unexercised as at that date.

2007262 has been accounted for as a research and development arrangement. WorldHeart has recorded the NewGen funding as contributed surplus and the amounts expended by 2007262 from the NewGen funding as research and development expenses in the period that they occurred. Expenses incurred by 2007262 in the year were $853,471 (2002, - $1,493,880; 2001 - $nil).

Warrants Issued to Technology Partnerships Canada

During the year ended December 31, 2001, the Corporation granted Technology Partnerships Canada 92,857 warrants to purchase an equivalent number of common shares of WorldHeart, exercisable until December 4, 2006 at an exercise price of $46.27 per share, as described in Note 8.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

11.  Shareholders' Equity (continued)

Stock Option and Warrant Activity

The following table presents the number of options and warrants outstanding and the weighted average exercise price:

--------------------------------------------------------------------------------------------------------------------------
                           Employees           Non-Employees

                      ----------------------------------------------------------------------------------------------------
                                      Weighted                     Weighted                      Weighted
                                       average                      average                       average
                                      exercise                     exercise                      exercise
                       Options           price      Options           price         Warrants        price
                             #               $            #               $                #            $        Total
--------------------------------------------------------------------------------------------------------------------------
Outstanding at
   Dec. 31, 2000            115,366       92.34      1,793            87.98            49,180        90.90         166,339
Granted                      81,742       73.27      4,749            76.87           133,925        46.97         220,416
Expired                      (1,054)      47.60         -               -             (32,039)       72.17         (33,093)
Forfeited                   (18,941)      89.37       (464)           77.50                 -             -        (19,405)
                      ----------------------------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 2001            177,113       84.12      6,078            80.10           151,066        55.93         334,257
Granted                     132,801       44.39      4,826            46.41           490,641        39.90         628,268
Exercised                         -           -          -                -           (22,499)       42.07         (22,499)
Expired                      (3,518)      68.90          -                -           (12,143)      142.80         (15,661)
Forfeited                   (45,099)      59.92     (1,221)           64.81                 -            -         (46,320)
                      ----------------------------------------------------------------------------------------------------


Outstanding at
   Dec. 31, 2002            261,297       68.43      9,683            65.23           607,065        41.75         878,045
Granted                   1,079,538       10.94     34,350            11.60        14,138,457         8.52      15,252,345
Exercised                         -          -           -                -          (147,857)       11.11        (147,857)
Cancelled                  (118,108)      80.41     (3,110)           70.86                 -            -        (121,218)
Expired                      (2,758)      59.26          -                -            (5,000)       84.14          (7,758)
Forfeited                   (75,621)      30.00     (1,258)           13.84                 -            -         (76,879)
                      ----------------------------------------------------------------------------------------------------

Outstanding at
   Dec. 31, 2003          1,144,348       15.52     39,665            19.97        14,592,665         9.85      15,776,678
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                Options                  Warrants
                                                                       -------------------------
                                                                       Employees   Non-Employees
--------------------------------------------------------------------------------------------------------------------------
Weighted average exercise price of exercisable options:
          December 31, 2001                                             $  80.22        $  81.69        $  55.93
          December 31, 2002                                                82.04           81.41           43.33
          December 31, 2003                                                64.00           70.85            9.85

Number of exercisable options and warrants:
          December 31, 2001                                               57,944           2,095         151,066
          December 31, 2002                                               87,916           3,372         607,065
          December 31, 2003                                               66,283           4,036      14,592,665

Range of exercise prices of all options and warrants
at December 31, 2003:
          From                                                        $     7.42       $    7.49       $    8.05
          To                                                              152.81           88.55           56.28

Range of expiry dates of all options and warrants at
December 31, 2003:
          From                                                      Jan. 5, 2004   Jul. 13, 2004   Jan. 24, 2004
          To                                                       Dec. 31, 2010   Dec. 31, 2010   Nov. 27, 2008
--------------------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

11.  Shareholders' Equity (continued)

The following table presents information about the outstanding options and warrants at December 31, 2003:

    ------------------------------------------------------------------------------------------------------------------
                                                                                 Weighted       Weighted average
             Range of exercise                             Number        average exercise      remaining life in
                         price                        outstanding                   price                  years
    ------------------------------------------------------------------------------------------------------------------
              $  7.40 to 8.50                          12,966,932                 $ 8.06                     4.7
                8.51 to 15.00                           2,036,091                  11.01                     5.0
               15.01 to 30.00                               8,707                  22.85                     2.6
               30.01 to 45.00                             550,171                  42.04                     0.2
               45.01 to 60.00                             166,517                  47.51                     2.9
               60.01 to 75.00                              30,940                  73.35                     2.6
              75.01 to 152.81                              17,320                 105.85                     2.4
                                               -----------------------------------------------------------------

                                                       15,776,678                 $10.28                     4.6
----------------------------------------------------------------------------------------------------------------

Effective January 1, 2002 the Corporation adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose pro-forma net income and pro-forma earnings per share, as if the fair value based method of accounting has been used to account for these stock based awards. The estimated share based compensation costs based on stock options granted to directors and employees and the pro-forma net loss and earnings per share are as follows:

                                                                     2003                 2002                2001
                                                     --------------------------------------------------------------
       Net loss                                            $ (32,986,858)       $  (49,761,139)    $   (65,666,568)
       Estimated share based compensation costs               (2,401,310)           (2,483,523)         (1,612,087)
                                                     --------------------------------------------------------------
       Pro forma net loss                                  $ (35,388,168)       $  (52,244,662)    $   (67,278,655)
                                                     --------------------------------------------------------------
       Pro forma basic loss per share                      $       (5.65)       $       (20.57)    $        (31.25)
                                                     --------------------------------------------------------------

The weighted average fair value of the options issued during the year ended December 31, 2003 was $7.44 (2002 - $30.10, 2001 - $25.90). The fair values of options granted are determined using the Black-Scholes model. For 2003, 2002 and 2001 the following weighted average assumptions were utilized:


                                                                            2003      2002        2001
                                                                         ------------------------------------
       Expected option life, in years                                          6         6           7
       Volatility                                                            75%       75%         75%
       Risk free interest rate                                             3.65%     3.65%          6%
       Dividend yield                                                        Nil       Nil         Nil

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

12.   Restructuring

On September 23, 2003 the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. The Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and reduce the rate of expenditure associated with the development of the next generation VAD. As part of these initiatives the company eliminated 37 positions, of which 24 related to research and development, nine related to selling, general and administration and four related to manufacturing.

Total restructuring costs incurred for the year ended December 31, 2003 were $4,702,021. These relate to employee severance and termination costs of $2,185,026, costs related to the excess of purchase cost over carrying value of inventory purchased back from Edwards amounting to $1,077,223, costs related to the buyout of a Novacor LVAS royalty agreement of $1,421,670, and other miscellaneous costs amounting to $18,102. As at December 31, 2003, $2,990,327 of the total restructuring costs were paid with the remainder of $1,711,694 included in accounts payable and accrued liabilities and expected to be paid in the first quarter of the year ended December 31, 2004. The company does not anticipate incurring any additional costs relating to the restructuring activities.

13.  Earnings Per Share

The loss available to common shareholders used to calculate basic and diluted loss per common share is determined as follows:

   -------------------------------------------------------------------------------------------------------------
                                                                     2003                2002              2001
                                                        --------------------------------------------------------

     Net loss for the year                                  $(32,986,858)       $(49,761,139)     $(65,666,568)
     Inducement related to conversion of
     preferred shares                                         (2,611,981)                   -                 -
                                                        ------------------ ------------------- -----------------
     Loss applicable to common shareholders                 $(35,598,839)       $(49,761,139)     $(65,666,568)
   -------------------------------------------------------------------------------------------------------------

For all of the years presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of convertible preferred shares, stock options and warrants. These instruments could potentially dilute basic earnings per share in the future by being converted into common shares:

 -------------------------------------------------------------------------------------------------------------
                                                               Number of common shares to be issued on
                                                                         exercise or conversion
                                                        ------------------------------------------------------
                                                                     2003                2002            2001
                                                        ------------------------------------------------------
     Convertible preferred shares                                       -             932,502         922,684
     Employee and non-employee stock options                    1,184,013             270,980         183,191
     Warrants and options                                      14,592,665             840,139       1,220,424
                                                        ------------------ ------------------- ---------------

     Total potentially dilutive instruments                    15,776,678           2,043,621       2,326,299

 -------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

14.  Income Taxes

The Corporation operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Corporation's effective tax rate is as follows:

     ----------------------------------------------------------------------------------------------------------
                                                                       2003               2002             2001
                                                        -------------------------------------------------------

     Canadian loss                                            $ (22,795,241)     $ (17,920,772)   $ (25,210,044)
     United States' loss                                         (9,765,081)       (31,840,367)     (45,444,768)
     European loss                                                 (426,536)                 -                -
                                                        -------------------------------------------------------

     Loss before income taxes                                 $ (32,986,858)     $ (49,761,139)   $ (70,654,812)
                                                        -------------------------------------------------------

     Expected statutory rate                                          36.62%             38.62%           41.74%
     Expected recovery of income tax                          $ (12,080,000)     $ (19,220,000)   $ (29,490,000)
     Effect of foreign tax rate differences                        (430,000)          (770,000)         310,000
     Permanent differences                                        2,727,000          4,196,000        6,210,000
     Change in valuation allowance                               16,000,000         13,010,000       15,170,000
     Effect of changes in SR&ED carryforwards                       990,000          1,250,000          970,000
     Effect of tax rate changes                                     353,000          2,139,000        1,170,000
     Effect of exchange rate differences                         (7,560,000)          (605,000)         672,000
                                                        -------------------------------------------------------

     Recovery of income taxes                                 $           -      $           -    $  (4,988,000)
     ----------------------------------------------------------------------------------------------------------

The Canadian statutory income tax rate of 36.62% is comprised of federal income tax at approximately 24.12% and provincial income tax at approximately 12.50%. For the year ended December 31, 2003, the permanent differences relate primarily to imputed interest expense on the Preferred Shares for which no temporary difference arises.

The primary temporary differences affecting future taxes and their approximate effects are as follows:

   ------------------------------------------------------------------------------------------------------------
                                                                                        2003               2002

   ------------------------------------------------------------------------------------------------------------
   Future tax assets:
        SR&ED expenditures                                                      $ 12,170,000       $ 14,600,000
        Net operating losses                                                      48,110,000         34,380,000
        Investment tax credits                                                     6,040,000          5,730,000
        Share issue costs                                                          5,830,000          3,520,000
        Asset basis differences                                                    1,870,000          1,650,000
                                                                           ------------------------------------
                                                                                  74,020,000         59,880,000
        Less: valuation allowance                                                (73,500,000)       (57,500,000)
                                                                           ------------------------------------
                                                                                     520,000          2,380,000
   Future tax liabilities:
        Asset basis differences                                                     (520,000)        (2,380,000)
                                                                           ------------------------------------

   Net future income tax liability                                              $          -       $          -
   ------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

14. Income Taxes (continued)

As at December 31, 2003 the Corporation has unclaimed Scientific Research and Experimental Development (SR&ED) expenditures, income tax loss carryforwards and investment tax credits. The unclaimed amounts and their expiry dates are as follows:

   -------------------------------------------------------------------------------------------------------------
                                                                      2003               2002               2001

   -------------------------------------------------------------------------------------------------------------
   SR&ED expenditures -
         carried forward without expiry                       $ 33,200,000       $ 37,800,000       $ 39,800,000
   Income tax loss carryforwards:
        Federal (Canada)      (expire 2004-2009)                63,805,000         41,528,000         28,300,000
        Provincial            (expire 2004-2009)                67,800,000         49,900,000         36,800,000
        United States         (expire 2010-2017)                60,200,000         48,200,000         32,700,000
   Investment tax credits     (expire 2006-2012)                 8,000,000          9,300,000          8,900,000
   -------------------------------------------------------------------------------------------------------------

The Corporation has not recognized investment tax credits since their realization is not reasonably assured.

15.  Related Party Transactions

The Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation is considered a related party by virtue of the fact that the Chairman and Chief Scientific Officer of the Corporation for the years presented was also the Director of CVD. In September 2003, that individual resigned as Chairman and Chief Scientific Officer and as a result CVD is no longer considered a related party.

The following amounts were included in amounts receivable and accounts payable and accrued liabilities:

   ------------------------------------------------------------------------------------------------------------
                                                                                     2003               2002

   ------------------------------------------------------------------------------------------------------------
   Due from CVD                                                              $  1,048,379        $   424,615
                                                                           ------------------------------------

   Due to CVD                                                                $  1,562,990        $ 1,311,940
   ------------------------------------------------------------------------------------------------------------

Prior to September 23, 2003, the Corporation incurred $250,000 (2002 - $700,000, 2001 - $1,000,000) for research and development fees to CVD under the Research Agreement described in Note 16(a). In addition, the Corporation incurred $150,000 (2002 - $150,000, 2001 - $150,000) to CVD relating to the research chair under the Research Agreement.

Prior to September 23, 2003, the Corporation incurred salaries of $584,323 (2002
- 667,393, 2001 - $484,387 relating to employees that have been seconded by the Corporation to CVD. These expenditures are recoverable by the Corporation from CVD.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

16.  Contingencies and Commitments

(a)  Research Agreement
     ------------------

Effective April 1, 1996, the Corporation entered into a research agreement with CVD (Research Agreement) under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology. In exchange, the Corporation has acquired joint ownership with CVD of the technology arising from CVD's research pursuant to the Research Agreement after May 15, 1996. CVD has also granted the Corporation an exclusive twenty-five year license to market the product and certain other related technologies for an initial license fee of $200,000 and royalties of 7%.

Under the Research Agreement, the Corporation has agreed to fund, to the extent reasonable (and to the extent funding is not available from other sources), any additional research and development costs incurred by CVD in connection with such product development, and to the extent reasonable, the costs of the product's commercialization. The Research Agreement provides that any funding for research and development of the HeartSaver provided by the Corporation in excess of $33.0 million will be creditable against any future CVD royalty entitlement over a period up to ten years, with interest at 8% per annum from the year in which such excess is provided. The Research Agreement stipulates that the parties will negotiate to establish payment terms for repayment of any remaining balance, provided that if agreement as to such payment terms is not reached then such remaining balance shall become due and repayable by CVD within twelve months following the end of the ten-year period.

The Corporation's research funding to CVD under the Research Agreement was $19.1 million for the period April 1, 1996 to December 31, 2003.

The Corporation also agreed with CVD to fund $150,000 per year for the period from July 1, 1996 to June 30, 2003 for a research chair in medical devices at the University of Ottawa Heart Institute.

(b)  Operating Leases
     ----------------

The Corporation is committed to minimum lease payments for office facilities and equipment as follows:

          Year ended December 31, 2004                 $ 1,815,782
                                  2005                   1,442,203
                                  2006                   1,393,117
                                  2007                     267,113
                                  2008                       1,379

Total rent expense for the years ended December 31, 2003, 2002 and 2001 was $ 1,558,917, $1,612,145, and $1,418,840 respectively. During 2002, the Corporation pledged cash in the amount of US$750,000 as collateral for obligations under a premises lease for the Oakland operation. During 2003, US$222,003 was drawn against the cash amount pledged to cover certain rent obligations. In 2004 the Corporation will pledge back the amount drawn to restore the original pledged amount of US$750,000.

17.  Capital Lease Obligation

In December 1997, the Corporation entered into a capital lease with a sixty-five month term with interest charged at a floating rate equal to the prevailing rate for Bankers' Acceptances plus 3%. The Corporation provided a letter of credit in favour of the lessor to cover the term of the lease. During the year ended December 31, 2003, the Corporation satisfied all remaining obligations under the lease and the letter of credit was terminated.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

18. Net Change in Operating Components of Working Capital and Supplemental Cash Flow Disclosure

The net change in operating components of working capital is comprised of:

     -----------------------------------------------------------------------------------------------------------

                                                                   2003                2002               2001
                                                   -------------------------------------------------------------

     Accounts and other receivables                        $  (468,294)         $ 3,168,470       $ (3,096,593)
     Prepaid expenses                                         (500,477)             352,833             (8,254)
     Inventory                                              (2,539,096)           1,802,719          1,849,252
     Accounts payable and accrued liabilities               (3,505,486)           5,367,724          3,125,415
     Accrued compensation                                      (19,766)             961,011            186,977
                                                   -------------------------------------------------------------

                                                           $(7,033,119)         $11,652,757        $ 2,056,797
     -----------------------------------------------------------------------------------------------------------

Interest paid in the year ended December 31, 2003 totaled $1,730,690 (2002-$nil, 2001-$nil) including loan extension fees of $472,000.

19.  Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

On September 23, 2003 the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. Research and development efforts were refocused to concentrate on developing future products that will evolve from current commercialized technologies and products into next generation technologies and marketable products. Accordingly, the Corporation is no longer organized by multiple operating segments for the purpose of making operating decisions or assessing performance and as a result, the Corporation operates in one reportable segment and reports only certain enterprise-wide disclosures.

The following geographic area data includes revenue based on product shipment destination and long-lived assets based on physical location. The Corporation has locations in Canada and the United States:

    ---------------------------------------------------------------------------------------------------------------
                                                  2003                           2002                         2001
    ---------------------------------------------------------------------------------------------------------------
                                            Long-lived                     Long-lived                   Long-lived
                                 Revenue        assets         Revenue         assets       Revenue         assets
    ---------------------------------------------------------------------------------------------------------------

    Canada                   $   343,808   $   999,528     $   941,259    $ 1,293,836    $  158,974   $  1,529,433
    United States              5,784,667    25,641,994       5,421,570     30,362,904     5,463,618     38,499,263
    Netherlands                2,608,900       715,170       3,434,218              -     3,463,912              -
    Japan                        754,688             -         967,426              -             -              -
    Less:  Edwards fee                 -             -        (657,542)             -      (833,880)             -
                          -----------------------------------------------------------------------------------------
                             $ 9,492,063  $ 27,356,692     $10,106,931    $31,656,740    $8,252,624   $ 40,028,696
    ---------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

19.  Segmented Information (continued)

At December 31, 2003 and 2002 accounts receivable from Edwards comprised 24% and 68% respectively of accounts receivable and one other (2002 - one other) account receivable amounted to greater than 10% of the total respective accounts receivable balances. During 2003, Edwards accounted for 38% of sales and two other customers accounted for 23% of sales. During 2002, Edwards accounted for 50% of sales and no other customer accounted for more than 10% of sales. During 2001, Edwards accounted for 40% of sales and three other customers accounted for 37% of the total revenue for the year.

20.  Financial Instruments

Financial instruments recognized in the balance sheet at December 31, 2003 consist of cash and cash equivalents, short-term investments, accounts and other receivables, accounts payable and certain accrued liabilities. The Corporation does not hold or issue financial instruments for trading purposes.

The Corporation invests the majority of its excess cash in high-grade instruments and diversifies the concentration of cash among different financial institutions.

(a)  Fair value
     ----------

The Corporation believes that the carrying values of its financial instruments approximate their fair values because of their short terms to maturity.

(b)  Interest rate risk
     ------------------

The Corporation is subject to interest rate risks from time to time because of the short-term to maturity of its cash equivalents and short-term investments and the floating rate nature of its capital lease.

(c)  Foreign exchange risk
     ---------------------

The Corporation enters into various foreign exchange contracts from time to time to protect the Corporation from the risk that the investments held in foreign currencies are not adversely affected by changes in currency exchange rates. These contracts are short-term in nature. As at December 31, 2003, the Corporation had no outstanding foreign exchange financial instruments.

(d)  Credit risk
     -----------

Financial instruments that potentially subject the Corporation to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. The Corporation has established guidelines for cash, cash equivalents and short-term investments relative to credit ratings, diversification and maturities that are intended to maintain safety and liquidity. The Corporation has a limited number of customers, all of which operate in the health care industry. As at December 31, 2003 approximately 24% (2002 - 68%; 2001 - 18%) of the accounts receivable balance was due from Edwards. The Corporation performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Corporation maintains an allowance for doubtful accounts receivable of $ 54,170 (2002- $65,908) based upon the expected collectiblity of accounts receivable.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

21.  United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Corporation, for the year ended December 31, 2003, 2002 and 2001 in the following material respects from US GAAP. There are no differences in reported cash flows for the periods presented.

(a)  Balance sheets - US GAAP
     ------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                          2003                2002

-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets                                                                    $ 36,911,579        $ 11,728,364
   Cash pledged as collateral for lease                                                684,548           1,183,200
   Capital assets                                                                    3,943,508           4,244,371
   Goodwill and intangible assets (1)                                               23,413,184          26,128,916
   Other assets                                                                        105,623             477,609
                                                                            ---------------------------------------

                                                                                  $ 65,058,442        $ 43,762,460
                                                                            ---------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                                               $ 13,145,249        $ 19,780,919
   Obligation under research and development arrangement (2)                                 -           3,420,016
                                                                            ---------------------------------------

                                                                                    13,145,249          23,200,935
                                                                            ---------------------------------------

Preferred shares (3)                                                                         -         111,411,319
                                                                            ---------------------------------------

Shareholders' equity (deficiency)
   Common shares  (4)                                                              300,925,675         136,451,958
   Additional paid in capital                                                        1,468,568                   -
   Accumulated deficit (4)                                                        (250,481,050)       (227,301,752)
                                                                            ---------------------------------------

                                                                                    51,913,193         (90,849,794)
                                                                            ---------------------------------------

                                                                                  $ 65,058,442        $ 43,762,460
-------------------------------------------------------------------------------------------------------------------

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

21.  United States Accounting Principles (continued)

(b)  Statements of loss - US GAAP
     ----------------------------

  ---------------------------------------------------------------------------------------------------------------
                                                                          2003             2002             2001

  ---------------------------------------------------------------------------------------------------------------
  Net loss in accordance with Canadian GAAP                      $ (32,986,858)   $ (49,761,139)   $ (65,666,568)
  Adjustments to reconcile to US GAAP:
  Amortization of purchased in-process research and
    development  (1)                                                 1,283,453        3,234,771        6,522,731
  Interest on preferred shares (3)                                   6,054,739        7,650,730        6,853,763
  Foreign exchange translation on shares (3)                         2,781,675          322,913       (1,926,777)
  Gain on settlement of obligation under research and
    development agreement (2)                                        2,299,674                -                -
                                                              ---------------------------------------------------

  Net loss and comprehensive loss in accordance with US GAAP       (20,567,317)     (38,552,725)     (54,216,851)
  Accretion on preferred shares (3)                                 (2,262,221)      (7,000,098)      (7,071,611)
  Inducement related to conversion of preferred shares              (2,611,981)               -                -
                                                              ---------------------------------------------------

  Loss applicable to common shareholders                         $ (25,441,519)   $ (45,552,823)   $ (61,288,462)
                                                              ---------------------------------------------------

  Weighted average number of common shares outstanding               6,259,757        2,539,912        2,152,747
                                                              ---------------------------------------------------
  Basic and diluted loss per common share                               $(4.06)         $(17.93)         $(28.47)
  ---------------------------------------------------------------------------------------------------------------


(c)  Footnotes
     ---------

(1) Under US GAAP, acquired in-process research and development is required to be expensed if the related technology has not reached technological feasibility and does not have an alternative future use. Under Canadian GAAP this amount is capitalized and amortized over its useful life. As a result of an acquisition on June 30, 2000, in-process research and development that was written off for US GAAP is still being amortized under Canadian GAAP. Under US GAAP net loss includes amortization relating to intangible assets of $2,715,732 for 2003 (2002 - $4,087,732; 2001
     -$8,686,916).

(2) Under US GAAP, the obligation under the research and development arrangement is classified as a liability. Under Canadian GAAP, this amount is reflected as equity as New Generation Biotech (Equity) Fund Inc. (NewGen) was to receive equity securities of the Corporation upon completion of the R&D arrangement. On January 31, 2003 the Corporation exchanged the 637,000 Series 1 preferred shares held by NewGen for 637,000 common shares of World Heart and 637,000 common share purchase warrants exercisable into one common share of World Heart at a price of $6.01 per share at any time up to January 24, 2004. As a result of the transaction the Corporation has recorded a gain on the settlement of the obligation and increased share capital by $2,299,674 under US GAAP.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements

21.  United States Accounting Principles (continued)

(3) Under US GAAP, mandatorily redeemable convertible preferred shares are recorded as mezzanine financing at their fair value on the date of issue and excluded from both shareholders' equity and long-term debt. Dividends are accumulated on these shares at the average dividend rate and this amount, together with the amount necessary to accrete the fair value to the redemption price on maturity, are charged first to retained earnings; if no retained earnings, then to accumulated paid-in capital; if no accumulated paid-in capital, then to accumulated deficit. Under Canadian GAAP these shares are treated as compound instruments and divided into their debt and equity components based on their fair value at the time of issue and dividends and imputed interest related to the debt component are charged to earnings. The different presentation on the balance sheets also results in a difference in the treatment of exchange because, under Canadian GAAP the amount in shareholders' equity is translated at historical rates and the amount in long-term debt is translated at current rates. Under US GAAP, the full amount is translated at current rates.

(4) Under US GAAP, the difference between the issue price and initial public offering (IPO) price of shares issued within a one-year period prior to the IPO is generally accounted for as an expense and charged against earnings for the period with a corresponding and equal amount recorded as paid-in capital. This difference of $48,663,150 related to the Corporation's IPO in 1996 increases the common shares and accumulated deficit reported under US GAAP, with no difference reported in total shareholders' equity.

22.  New Accounting Pronouncements

In December 2002, the CICA issued CICA 3063 - "Impairment of long-lived assets" ("CICA 3063"). This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The Recommendations in this Section should be applied prospectively for years beginning on or after April 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation, with earlier application encouraged.

In September 2003, the CICA issued CICA 3870 revised transitional provisions for "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). This section requires fair value based method of accounting for stock-based compensation and other stock-based payments. The Recommendations in this Section will be applied retroactively commencing in the fiscal year beginning January 1, 2004 for the Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------

INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion was prepared by management on February 27, 2004, was approved by the Board of Directors of the Corporation and explains material changes in the Corporation's financial condition and results of operations for the year ended December 31, 2003 with comparisons to the year ended December 31, 2002. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated audited financial statements and related notes to the financial statements of the Corporation. In this discussion, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US $" are to United States dollars.

The discussion and comments contained hereunder include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices
(VADs), which are mechanical pumps that allow for the restoration of normal blood circulation to patients suffering from late-stage congestive heart failure. WorldHeart is headquartered in Ottawa, Ontario, Canada and has facilities in Oakland, California, United States and Heesch, Netherlands. WorldHeart currently derives substantially all of its revenue from its Novacor(R) LVAS (left ventricular assist system) and related peripheral equipment.

The Novacor LVAS technology was obtained through the acquisition of Novacor division (Novacor) of Edwards Lifesciences LLC (Edwards). The acquisition was completed June 30, 2000 and the Novacor operating results have been included in the Corporation's consolidated financial statements from June 30, 2000. As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. From the acquisition of the Novacor business through December 2003, the Corporation sold Novacor products directly to clinics and hospitals in the United States and indirectly through Edwards in the rest of the world.

The Corporation is also developing a next generation implantable, pulsatile ventricular assist device.

RECENT EVENTS

On September 23, 2003, the Corporation closed a private placement transaction in Canada and the United States, which resulted in the issuance of common shares and warrants for gross proceeds of $63.2 million ($57.0 million net of issue costs). The net proceeds were used to repay all of its short and long-term debt, to buy out a royalty commitment, to pay costs related to a major restructuring of its operations and to fund ongoing cash requirements.

As a part of the same financing transaction, in separate closings on September 22, 2003 and November 27, 2003 the Corporation facilitated the conversion of all of its preferred shares, with a face value of US$78,000,000 plus accrued dividends, into common shares and warrants.

On November 25, 2003, WorldHeart shareholders approved a consolidation of common shares whereby shareholders, option holders and warrant holders received or are entitled to receive one common share, or common share equivalent for each seven common shares, or common share equivalents that they previously held. This share consolidation became effective on December 1, 2003.

At December 31, 2003 the Corporation assumed direct sales responsibilities worldwide with the exception of Japan. Edwards had previously been the exclusive distributor of the Novacor LVAS in all territories outside of the United States.


SELECTED FINANCIAL INFORMATION

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and stated in Canadian dollars unless otherwise noted.

All references to common share, option, warrant and per common share amounts for all periods presented have been retroactively restated to reflect the aforementioned one-for-seven share consolidation.

-----------------------------------------------------------------------------------------------------------
                                                             Year ended       Year ended        Year ended
                                                           December 31,     December 31,      December 31,
                                                                   2003             2002              2001
-----------------------------------------------------------------------------------------------------------
Net revenue                                                $  9,492,063     $ 10,106,931      $  8,252,624
Net loss for the year                                       (32,986,858)     (49,761,139)      (65,666,568)
Basic and diluted  loss per share                                 (5.69)          (19.59)           (30.50)
Total assets                                                 65,058,442       45,045,913        77,883,118
Long term liabilities                                                 -       72,750,188        65,748,555
-----------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                     Year ended   As a %     Year ended   As a %     Year ended     As a %
                                   December 31,   of net   December 31,   of net   December 31,     of net
                                           2003  revenue           2002  revenue           2001    revenue
-----------------------------------------------------------------------------------------------------------

Revenue
  Gross revenues                  $  11,043,387           $  10,764,473           $   9,086,504
  Less : Sales returns               (1,551,324)                      -                       -
         Edwards guarantee fee                -                (657,542)               (833,880)
                               ----------------------------------------------------------------------------
                                      9,492,063     100%     10,106,931     100%      8,252,624       100%

Cost of goods sold                   (6,960,808)     73%     (9,868,731)     98%     (8,287,058)      100%
                               ----------------------------------------------------------------------------

Gross margin                          2,531,255      27%        238,200       2%        (34,434)        0%

Selling, general and admin.         (10,175,624)            (10,499,075)            (11,078,320)
Research and development            (15,827,626)            (25,016,365)            (35,774,623)
Restructuring costs                  (4,702,021)                      -                       -
Amortization of intangibles          (3,999,183)             (7,322,503)            (15,209,647)
Foreign exchange gain (loss)         11,304,310                 476,649              (2,913,150)
Investment income                       109,897                 134,255               1,209,125
Interest and financing
  expenses                          (12,227,866)             (7,772,300)             (6,853,763)
Recovery of future income
  taxes                                       -                       -               4,988,244
                               ----------------------------------------------------------------------------

Net loss                          $ (32,986,858)          $ (49,761,139)          $ (65,666,568)
-----------------------------------------------------------------------------------------------------------

During 2003 WorldHeart was able to increase gross Novacor LVAS kit sales, gross revenue and gross margin despite liquidity issues that prevailed throughout the year until a significant capital transaction, in September 2003 which included a $63.2 million common share and warrant sale, was completed late in the year.

WorldHeart continued to reduce operational expenditures predominantly due to a consolidation of its next-generation VAD development program that was commenced late in 2002, which resulted in a decelerated investment in research and development throughout 2003.

Large foreign exchange gains during 2003 were mostly non-cash gains due to the translation of U.S. denominated preferred share debt into the Corporation's reporting currency, the Canadian dollar.

Revenues. For the years presented above WorldHeart sold its products directly in the United States and to its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

The composition of net revenue is set out as follows:

-------------------------------------------------------------------------------------------------------------------
                                                  Year ended              Year ended              Year ended
                                              December 31, 2003        December 31, 2002       December 31, 2001
                                                  $           #            $           #          $           #
-------------------------------------------------------------------------------------------------------------------

Implant kits                                     8,400,685    118         8,234,021    104      7,524,698     97
Hardware/Peripherals                             2,642,702                2,530,452             1,561,806
                                            -----------------------------------------------------------------------

Gross revenue                                   11,043,387               10,764,473             9,086,504
Edwards guarantee                                        -                 (657,542)             (833,880)
Re-purchase Edwards inventory:
  - implant                                       (843,802)   (20)                -      -              -      -
  - hardware/peripherals                          (707,522)                       -                     -
                                            -----------------------------------------------------------------------

Net revenue                                      9,492,063     98        10,106,931    104      8,252,624     97
-------------------------------------------------------------------------------------------------------------------

Revenues from sales of the Novacor LVAS and related equipment were realized in U.S. dollars from the Corporation's subsidiary in Oakland, California. Gross revenues (before returns and Edwards guarantee) increased 15% from US$6,864,198 in the year ended December 31, 2002 to US$7,864,738 in the year ended December 31, 2003. However, due to a significant strengthening in the Canadian dollar as compared to the U.S. dollar in 2003, the Corporation's equivalent Canadian dollar gross revenues have increased by only 3% from the $10,764,473 in 2002 to $11,043,387 in 2003.

In 2003 the gross number of kits shipped for revenue increased by 13% to 118 units compared to 104 kits in 2002. The net sale of implant kits decreased to 98 from 104 units in 2002 due to 20 units that were treated as returns when the Corporation re-acquired inventory associated with the amendments to the distribution agreement with Edwards in December 2003.

In the U.S., where the Corporation sold directly, selling prices were significantly higher than non-U.S. sales where the Corporation sold to its distributor Edwards. The Corporation sold 51 implant kits in the United States in 2003 compared to 39 implant kits in 2002. On December 31, 2003, WorldHeart amended its distribution agreement with Edwards to allow WorldHeart to sell directly in the rest of the world with the exception of Japan where Edwards will remain the sole distributor. For future periods, selling prices outside of the United States, except Japan, will increase to reflect end-user pricing. In Europe, Canada and the rest-of-world, excluding Japan, the Corporation sold 64 implant kits in 2003 compared to 57 in 2002. Japanese sales totaled three implant kits in 2003 compared to eight in 2002.

In its distribution agreement with Edwards, WorldHeart was required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall was accounted for as a reduction of revenues. Edwards' sales of the Corporation's products were sufficient during 2003 to meet the minimum guarantee requirement; therefore, no guarantee payment was required. The guarantee was terminated effective January 1, 2004 as part of the amendment to the Edwards distribution agreement.

At December 31, 2003, WorldHeart purchased Novacor inventory and other assets from Edwards as part of the amendments to the distribution agreement. The purchase of the inventory was accounted for as a sales return which reduced 2003 revenue by $1,551,324. This inventory will be held for sale by the Corporation.

Cost of Goods Sold. Cost of goods sold decreased as a percentage of net revenue from 98% in 2002 to 73% in 2003.

-----------------------------------------------------------------------------------------------------------
                                     Year ended   As a %     Year ended   As a %     Year ended     As a %
                                   December 31,   of net   December 31,   of net   December 31,     of net
                                           2003  revenue           2002  revenue           2001    Revenue
-----------------------------------------------------------------------------------------------------------
                                                  (1)                     (1)                      (1)
Cost of goods sold
  Direct materials and labour     $ (3,677,158)      39%  $ (4,593,627)      45%  $ (3,925,702)        48%
  Overhead and other                (3,283,650)      34%    (5,275,104)      53%    (4,361,356)        52%
                               ----------------------------------------------------------------------------
                                  $ (6,960,808)      73%  $ (9,868,731)      98%  $ (8,287,058)       100%
-----------------------------------------------------------------------------------------------------------

(1) as a percentage of net revenue (gross revenues less Edwards return of inventory and minimum guarantee).

Direct material and labour costs were $3,677,158 or 39% of gross sales, less the Edwards inventory return, for 2003 compared to $4,593,627 or 45% for 2002. The decrease as a percent of revenue is partially the result of a higher proportion of product being sold in the US where higher margins are earned as compared to Europe and the rest of the world in 2003 versus 2002 as well as the commencement of a cost reduction program for cost of sales in the fourth quarter of 2003.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. For 2003 overhead and other costs totaled $3,283,650 or 34% of sales as compared to $5,275,104 or 53% for 2002. The decrease was due to managed reductions in indirect manufacturing support costs and direct manufacturing overheads.

Correspondingly, gross margins in 2003 increased to 27% of revenues from 2% of net revenues in 2002. This improvement is expected to continue as the Corporation shifts to more direct sales, the Corporation continues with its manufacturing cost reduction program and sales volume of the Novacor LVAS increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for year ended December 31, 2003 decreased by $323,451 or 3.1% from the same period in 2002. The decrease was the result of reduced administrative, finance and executive costs resulting from company-wide efforts to reduce overhead and support costs. The savings from the efforts to reduce costs will be visible on a comparative basis in 2004 but will be offset by increased investment in sales and marketing as well as increased administrative infrastructure costs required to support direct distribution activities outside of the United States. Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Gross research and development expenses, excluding the impact of government assistance, decreased by $12,682,079 or 43.0% to $16,801,577 in 2003 as compared to $29,483,656 in 2002. Net research and development costs for 2003 were $9,188,739 or 36.7%, lower than 2002.

---------------------------------------------------------------------------------------------------------
                                                                                Year Ended
                                                                  ---------------------------------------
                                                                      December 31,          December 31,
                                                                              2003                  2002
---------------------------------------------------------------------------------------------------------
Gross research and development expenses                        $        16,801,577   $        29,483,656
Government assistance:
          Federal program                                               (3,025,710)           (4,467,291)
          Provincial program reserve                                     2,051,759                     -
                                                               ------------------------------------------
Net research and development expenses                          $        15,827,626   $        25,016,365
---------------------------------------------------------------------------------------------------------

Lower research and development costs in 2003 compared to 2002 are on account of year-over-year expense reductions associated with the merged next-generation VAD development program and reduced pre-clinical and clinical trial activity compared to 2002. WorldHeart continued to reduce expenditures predominantly due to a consolidation of its next generation VAD development programs that were commenced late in 2002, which resulted in a decelerated investment in research and development throughout 2003.

The Corporation continued implants under the feasibility phase of the Novacor LVAS clinical trial (INTrEPID) throughout all of 2002 and into the first quarter of 2003. In addition, the next generation pre-clinical trials were terminated in the third quarter of 2002 and there was no next generation trial activity in 2003.

During 2002, the consolidated next-generation VAD program and change in the scope necessitated an amendment to the federal government Technology Partners Canada (TPC) contribution agreement. On May 21, 2003, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3 million of funding available under the $9.98 million contribution agreement. As a result, during 2003, the Corporation claimed reimbursement for expenditures from October 2002 through 2003 amounting to $3,025,710. As part of the amendment to the agreement, the royalty rate payable to TPC was reduced to 0.65% and is to be calculated on the consolidated revenues of the Corporation commencing January 1, 2004.

The Corporation had previously recorded as a credit against research and development expense a tax credit receivable in the amount of $2,770,000 related to the provincial Ontario Business Research Institute tax credit ("OBRITC") program. The claim was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. Following the completion of the provincial Ministry of Finance's audit and proposed amendments to the OBRITC legislation the Corporation received a payment of $718,241 during the year ended December 31, 2003. The full amount of the claim is under dispute and, due to the uncertainty of the ultimate resolution of the claim, the Corporation recorded a provision for the remainder of $2,051,759 in 2003. This provision was charged to research and development expense.

Restructuring costs. On September 23, 2003 the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs related to its next generation VAD.

WorldHeart restructured its worldwide distribution agreement with Edwards to allow for better control over direct sales, marketing and distribution for all territories, with the exception of Japan. The Corporation purchased certain inventory and capital assets from Edwards in Europe and commenced direct sales activities effective January 1, 2004. Edwards agreed to provide certain transitional services until the Corporation can establish the appropriate infrastructure to support direct sales in Europe. Early in 2004, World Heart B.V., a wholly-owned subsidiary of the Corporation, was incorporated with a head office in Heesch, Netherlands and the Corporation expects the European infrastructure to be established in-house in the first half of 2004.

The Corporation has also refocused its efforts to reduce manufacturing costs associated with the production of the Novacor LVAS. The Corporation continues to evolve its processes to move towards more cost-effective manufacturing processes that are expected to lead to reduced costs for inventory and cost of goods sold.

The Corporation also reduced the rate of investment associated with the development of its next-generation VAD.

As part of these initiatives the Corporation eliminated 37 positions, of which 24 related to research and development, nine related to general and administration and four related to manufacturing.

Total restructuring costs incurred for the year ended December 31, 2003 were $4,702,021 and related to the following:
     o    employee severance and termination costs of $2,185,026;
     o costs related to the excess of inventory purchase cost over carrying value of the inventory re-purchased from Edwards of $1,077,223;
     o costs related to the buyout of a Novacor LVAS royalty agreement of $1,421,670; and
     o    other miscellaneous costs of $18,102.

As at December 31, 2003, $2,990,327 of the total restructuring costs had been paid with the remainder of $1,711,694 included in accounts payable and accrued liabilities and expected to be paid in the first half of the year ended December 31, 2004. The Corporation does not anticipate incurring any additional costs relating to the restructuring activities.

Amortization of intangibles. Amortization of intangibles for 2003 amounted to $3,999,183 compared to $7,322,503 for 2002. The majority of the intangible assets arose from the purchase of the Novacor business in June 2000. The decrease in amortization is due to the majority of these assets reaching the end of the original estimated useful life during the year. As at December 31, 2003, intangible assets of $1,139,777 remain unamortized.

Foreign exchange gains and losses. WorldHeart recorded a foreign exchange gain of $11,304,310 in 2003 compared to a gain of $476,649 in 2002. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Corporation's preferred shares, which were denominated in U.S. dollars. The Canadian dollar strengthened by approximately 20% compared to the U.S. dollar during 2003 compared to a strengthening of approximately 1% in 2002.

The majority of foreign exchange gains and losses that the Corporation has experienced since 2000 have been non-cash gains and losses associated with the conversion of the U.S. dollar-denominated preferred shares. These preferred shares were converted into common shares during 2003 significantly reducing expected foreign exchange gains and losses in the future.

Investment income. Investment income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments. Investment income decreased to $109,897 in 2003 from $134,255 in 2002. The decrease relates to the Corporation having a larger sum of excess cash for a shorter period of time in 2003. The Corporation generated substantially all of its investment income in the fourth quarter of 2003 on excess funds received upon completion of the private placement late in the third quarter of 2003.

Interest expense and financing costs. Interest expense and financing costs consist of non-cash interest on preferred shares and the costs associated with debt financing transactions entered into during the first nine months of 2003.

The preferred shares were being accounted for in accordance with their substance and were presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components were calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense was determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense on the preferred shares for 2003 was $6,054,738 compared to $7,651,300 in 2002. During the third quarter of 2003 US$58,000,000 of Series A redeemable, cumulative, participating preferred shares plus accrued dividends were exchanged by Edwards for 711,589 post-consolidation common shares of WorldHeart. In addition, during 2003, Edwards Lifesciences (U.S.) Inc. exchanged US$20,000,000 of redeemable, convertible preferred shares plus accrued dividends for 500,000 post-consolidation WorldHeart common shares and 1,000,000 post-consolidation warrants.

Other interest and financing expenses in 2003 totaled $6,173,128 compared to $121,000 in 2002. The interest, fees and other costs were associated with loans that the Corporation entered into in 2003 to allow the Corporation to meet its cash requirements until the equity transaction could be completed. Interest expenses totaled $1,718,179, financing costs including legal fees and other costs associated with the debt transactions amounted to $877,264 and the non-cash expensing of warrants that were issued as a component of the terms of the loans was $3,577,685.

SUMMARY OF QUARTERLY RESULTS

-----------------------------------------------------------------------------------------------------------
                                                                    Three Months Ended
                                                -----------------------------------------------------------
                                                      March 31,      June 30,  September 30,  December 31,
                                                           2003          2003           2003          2003
-----------------------------------------------------------------------------------------------------------
Net revenue                                          $3,149,491    $2,724,286     $2,834,210      $784,076

Net loss                                             (8,576,472)   (4,057,408)   (13,109,650)   (7,243,328)

Basic and diluted  loss per share                        $(2.94)       $(1.26)        $(3.15)       $(0.67)

-----------------------------------------------------------------------------------------------------------

                                                                    Three Months Ended
                                                -----------------------------------------------------------
                                                      March 31,      June 30,  September 30,  December 31,
                                                           2002          2002           2002          2002
-----------------------------------------------------------------------------------------------------------
Net revenue                                          $2,619,084    $2,523,164     $3,049,036    $1,915,647

Net loss                                            (13,148,925)   (9,853,918)   (14,363,490)  (12,394,806)

Basic and diluted loss per share                         $(5.39)       $(3.85)        $(5.60)       $(4.82)

Gross revenue, denominated in U.S. dollars, was substantially unchanged on a quarter-over-quarter basis during the year as a result of the Corporation's financial position and its inability to adequately market its products and add significantly to its number of Novacor LVAS implant centers.

The fluctuation in consolidated net revenues in Canadian dollars is partly the result of a significant weakening of the U.S. dollar as compared to the Canadian dollar of approximately 20% during 2003 as well as a sales return of $1,551,324 recorded in the fourth quarter of 2003 related to the purchase of inventory from Edwards upon the aforementioned termination of the distribution agreement.

Net loss for the quarters in 2003 generally decreased as the year progressed as the Corporation continued its expense reduction program. The lower net loss in the quarter ended June 30, 2003 was due mainly to a large foreign exchange gain resulting from the impact of a strengthening Canadian dollar on the Corporation's U.S. denominated preferred share liability. Non-recurring restructuring charges were expensed in the quarters ending September 30, 2003 and December 31, 2003 of $2,848,007 and $1,854,014 respectively. In the quarter ended December 31, 2003, the Corporation also had significantly reduced interest and financing costs after having extinguished all of its debt and preferred share liabilities. The Corporation does not anticipate any further restructuring costs in 2004.

Basic and diluted loss per share decreased substantially in the quarter ended December 31, 2003 due to a reduced net loss and an increase in weighted average shares number of shares outstanding resulting from the September 2003 equity financing and the conversion of the remaining preferred shares in the quarter ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation ended the year with cash, cash equivalents and short-term investments balance of $23,412,439. During the year, the Corporation completed a private placement transaction in Canada and the United States, which resulted in the issuance of common shares and warrants for gross proceeds of $63.2 million ($57.0 million net of issue costs) that allowed it to repay all of its non-trade debt and provide sufficient funds to sustain its operations through at least 2004.

Financing transactions. In separate closings on January 3, 2003 and January 8, 2003, the Corporation completed private placements totaling 334,821 units (Units) at a price of $8.96 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each Unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $11.20 per share for a period of five years. The Corporation granted to the placement agent 33,482 broker warrants (Broker Warrants). Each Broker Warrant is exercisable at a price of $11.20 into one common share and one compensation warrant (Compensation Warrants) at any time prior to December 31, 2004. Each Compensation Warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $11.20 per common share.

On April 2, 2003, the Corporation issued 142,857 common shares at a price of $11.20 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 251,428 warrants were issued. These warrants are exercisable into common shares of the Corporation at $11.20 per share until April 2, 2008.

On January 28, 2003, the Corporation entered into a senior loan agreement totaling $7,000,000 and a subordinated loan agreement totaling $3,000,000 (Loans). The Loans originally matured on July 31, 2003 and bore interest rates of 18% per annum payable monthly. The loans were to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The Corporation paid to the lenders fees of 4% and issued a total of 428,571 warrants with each warrant exercisable into one common share for a period of five years at a price of $11.20 per share. As collateral for the Loans, the Corporation entered into general security agreements over all of its assets. The Loans were amended to extend the maturity date from July 31, 2003 to August 15, 2003 and then further extended to September 23, 2003 at which point they were repaid in full.

Also on January 28, 2003, the Corporation repaid its $2,000,000 non-revolving term credit in full.

On July 30, 2003, the Corporation issued senior subordinated convertible debentures for gross proceeds of $1,200,000. The debentures had a maturity of October 22, 2003, and were convertible at the holder's option into common shares of the corporation for $7.00 per share. The debentures carried interest of 14% per annum. In addition, warrants to purchase 171,428 common shares, at an exercise price of $8.40 per share, for a period of three years were issued to the debenture holders. The subordinated convertible debentures were repaid in full on September 23, 2003.

On September 4, 2003 the Corporation entered into a bridge loan agreement totaling $1,052,000. The bridge loan originally matured at the earlier of the completion of a private placement or October 22, 2003 and bore interest at a rate of 14% per annum payable monthly. The Corporation paid to the lender a fee of 4% and issued a total of 118,571 common share purchase warrants each exercisable into one common share at a price of $8.40 until October 31, 2006. The bridge loan was repaid in full on September 23, 2003.

On September 22, 2003, Edwards converted all of its Series A redeemable, cumulative, participating preferred shares into 711,589 common shares.

On September 23, 2003, the Corporation completed a private placement of 10,671,351 Units in the United States and Canada at $5.95 and US$4.34 per Unit, for total gross proceeds of $63,164,608 (issue costs were $6,128,027). Each Unit consists of one common share and one common share purchase warrant (Warrant). Each Warrant may be exercised at any time prior to September 22, 2008 at a price of $8.05 per share. The Warrants are callable by the Corporation for cash exercise at any time the Common Shares trade at $17.50 (prior to any share splits) for 20 consecutive trading days, however, no more than 20% of the total Warrant issue may be called in any three-month period. The Corporation granted, to the agents of the private placement, 1,004,336 agents' warrants. The terms of the agents' warrants are substantially the same as the Warrants issued as part of the underlying transaction.

On November 27, 2003 Edwards Lifesciences (U.S.) Inc. converted all of its Series A cumulative, redeemable, convertible preferred shares into 500,000 common shares and warrants to acquire 1,000,000 common shares at $8.05 per share, expiring November 27, 2008. Warrants are callable on substantially the same terms as detailed previously under the September 23, 2003 private placement description.

Liquidity. At December 31, 2003 the Corporation had cash and cash equivalents of $8,216,798, short-term investments of $15,195,641 and net working capital of $23,726,330 compared to cash of $248,181 and a working capital deficiency of $8,052,555 at December 31, 2002.

The increase in cash and improvement in the working capital position is the result of the funds received from the September 23, 2003 private placement. These funds were used to repay all of the Corporation's loans, bring trade payables into acceptable terms, fund restructuring costs and repurchase a royalty agreement. The balance at December 31, 2003 is available to fund future operations and generally meet the Corporation's cash needs through at least 2004.

The Corporation commenced the sale of certain of its receivables to a third-party financing institution on a non-recourse basis during the year ended December 31, 2003. It also intends to continue the transfer of certain receivables in the future thereby improving its cash flow by reducing the time to receipt of cash.

Cash totaling approximately $684,548 remains pledged against a US$527,997 letter of credit issued by WorldHeart in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations. During 2003 US$222,003 was drawn against the cash amount pledged to cover certain rent obligations. In 2004 the Corporation will pledge back the amount drawn to restore the original pledged amount of US$750,000.

OUTLOOK

External environment. The market for effective pharmacological, electro-physiological or device treatments for late-stage heart failure continues to grow, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The number of diagnosed heart failure patients is increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of whom subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices, with their current regulatory approvals, continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure and effective as of October 1, 2003, the Centers for Medicare and Medicaid Services in the U.S. issued a National Coverage Decision announcing the extension of reimbursement coverage for destination therapy LVAD use. These developments are expected to accelerate the use of ventricular assist devices both in the U.S. and elsewhere.

In the United States, WorldHeart will be commencing a randomized equivalency trial called RELIANT in the first quarter of 2004. In this trial the Novacor LVAS will be randomized to the Thoratec HeartMate(R) XVE LVAS which will be the control arm. It is expected that data from this trial will support a Premarket Approval Supplement which will be submitted to the U.S. Food and Drug Administration for the use of the Novacor LVAS by non-transplant eligible patients (i.e. destination therapy).

Internal environment. WorldHeart expects to incur a smaller loss from operations in fiscal 2004. The Corporation anticipates that it will improve its gross margin contribution through higher revenues and lower per unit manufacturing costs. Increased revenues are expected to occur as a result of increased volume of Novacor LVAS implant kit sales and higher average selling prices that correspond with its ability to now sell direct in all territories except Japan. Total operating expenses are expected to decrease overall with sales and marketing cost increases more than offset by reductions in other operating expenses. The Corporation does not anticipate any additional restructuring costs will be incurred in 2004.

The Corporation does not anticipate significant financing and interest expenses since all loans have been repaid by then end of 2003. WorldHeart expects that it will reach profitability by the end of 2004 as gross margin contribution begins to exceed operating and other expenses but that the Corporation will incur a loss for the full 2004 fiscal year.

Commitments. As at December 31, 2003 the Corporation's obligations and commitments relate to operating leases and are as follows:

          Year ended December 31, 2004            $ 1,815,782
                                  2005              1,442,203
                                  2006              1,393,117
                                  2007                267,113
                                  2008                  1,379

At December 31, 2003, cash in the amount of US$527,997 has been pledged in support of a letter of credit in support of WorldHeart's lease obligations for its premises in Oakland, California. In February of 2004, WorldHeart pledged an additional US$222,003 to bring the total letter of credit to US$750,000, which is its agreed maximum.

The Guaranteed Distribution Fee related to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards was terminated at December 31, 2003.

CAPITAL EXPENDITURES

        ------------------------------------------------------------------------------------------------

                                                            2003            2002             2001
        ------------------------------------------------------------------------------------------------
        Capital Expenditures                              $   981,585     $   610,198     $  1,205,121
        ----------------------------------------- --- ----------------- -------------- -----------------

Capital expenditures for the year ended December 31, 2003 include $758,082 of equipment that was purchased from Edwards relating to the establishment of distribution operations in Europe and Canada. Otherwise capital expenditures for 2003 and 2002 decreased sequentially as the Corporation generally reduced costs and expenditures. The Corporation anticipates that capital expenditures for 2004 will be below $2,000,000.

At December 31, 2003, WorldHeart occupied two locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. The second location is in Oakland with two buildings consisting of approximately 40,000 square feet of manufacturing and office space. The Oakland leases were renewed in 2002 for a five-year term expiring on April 30, 2007.

Subsequent to December 31, 2003, the Corporation assumed office space in Heesch, Netherlands.

MARKET RISK

WorldHeart is subject to investment risk on investments that it makes with excess cash.

Investment risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets liquidity criteria, counterparty risk diversification criteria and restricts investments to investment grade quality instruments of AA or better or R1 medium or better in the case of commercial paper. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held and the already low current interest rates.

The Corporation has a significant level of assets and liabilities denominated in foreign currencies, predominantly U.S. dollars as a result of its significant U.S. operations. Occasionally WorldHeart enters into foreign exchange contracts in order to match its foreign exchange requirements. At December 31, 2003 there were no outstanding foreign exchange forward contracts. The Corporation generally matches its cash balances to its expected net cash outflow for a particular currency for the next year.

CRITICAL ACCOUNTING ESTIMATES

The Corporation's critical accounting estimates relate to the following:

     o    Revenue recognition;
     o    Trial accruals;
     o    Inventory valuation;
     o    Valuation of intangible assets and goodwill;
     o    Tax credit receivable; and
     o    Income taxes.

Revenue from product sales is recognized when all of the following criteria are met; persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. The Corporation provides for returns based on prior experience. Also, in certain circumstances, the Corporation provides customers with deferred payment terms. In general, the Corporation sells future payments under these contracts to a third-party financing institution on a non-recourse basis. In situations where the Corporation assumes the responsibility for interest payments, revenue is recorded net of the present value of the committed future interest cost.
The Corporation has agreements with various clinics to cover costs related to trials that are not otherwise reimbursed to the clinic. The liability of the Corporation to cover costs is capped under the agreements. The Corporation estimates its liability under these agreements based on its history with previous agreements and its assessment of the risk of ultimate payment under each agreement. These estimates may change based on new experience but to date they have not changed significantly from amounts originally recorded.

The Corporation will write-down from time to time certain inventory that it considers obsolete or excess based on its expected demand. To the extent inventory movement or product demand is not as anticipated, the write-down may be higher or lower than the usage that is ultimately experienced. Once written down the inventory is not written back up.

During 2002 the Corporation adopted the new rules on accounting for goodwill and other intangible assets. As a result, goodwill is no longer amortized but, rather, is tested for impairment annually and any impairment recognized. The Corporation currently has one operating segment so the impairment test compared the Corporation's assessment of the fair value of that segment to its carrying amount including goodwill. WorldHeart concluded that no impairment exists and has made no adjustment to goodwill or intangible assets during 2003. The Corporation continues to amortize other intangible assets over their estimated useful life.

During 2002, the Corporation recorded as a credit against research and development expense a tax credit receivable in the amount of $2,770,000 related to the provincial Ontario Business Research Institute tax credit ("OBRITC") program. The claim was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. Following the completion of the provincial Ministry of Finance's audit and proposed amendments to the OBRITC legislation the Corporation received a payment of $718,241 during the year ended December 31, 2003. The full amount of the claim is under dispute and, due to the uncertainty of the ultimate resolution of the claim, the Corporation recorded a provision for the remainder of $2,051,759 in 2003. This provision was charged to research and development expense.

As part of the process of preparing the Corporation's consolidated financial statements, the Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the Corporation's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Corporation has future income tax assets, the principal components of which are undeducted Scientific Research and Experimental Development expenditures and net operating loss carry forwards. A valuation allowance has been taken on all of the Corporation's future income tax assets based on the Corporation's history of losses and lack of reasonable assurance that these assets will be realized. Assumptions regarding the realizability of these future income tax assets are revisited at each balance sheet date. Any changes in the Corporation's overall operating environment and financial performance could result in adjustments to the valuation allowance.

OTHER FACTORS

Current Product. WorldHeart's near-term commercial operations are exclusively focused on its Novacor LVAS product. Commercial success will therefore be dependant on the Corporation's ability to continue to increase Novacor LVAS sales. Novacor LVAS is approved for use by eligible heart failure patients without limitation, in Europe and Japan and as a bridge-to-transplant device in the United States and Canada. WorldHeart will be commencing an equivalency clinical trial in the first quarter of 2004 in the U.S. called RELIANT in which patients will be randomized to receive either the Novacor LVAS or the Thoratec HeartMate(R) XVE LVAS. It is expected that data from this clinical trial will support a Premarket Approval Supplement, which will be submitted to the U.S. Food and Drug Administration, for the use of the Novacor LVAS by non-transplant eligible patients (i.e. destination therapy). Implants under this trial will be eligible for reimbursement by CMS and certain private insurers. We believe that approval of the Novacor LVAS for long-term or destination therapy use in the U.S. would increase the market for the Novacor LVAS substantially.

Pulsatile VADs. WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located or abdominally implanted. The devices, which are developed by the Corporation's competitors, are now primarily used as bridges to transplant, although one product (HeartMate
VE) was approved in 2002 for a destination therapy indication for use in the U.S. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation.

WorldHeart believes that its next-generation implantable VAD is the only pulsatile device that is currently at an advanced stage of development. During 2002 management merged the three next-generation VAD development programs into one VAD program. WorldHeart expects clinical trials for its next-generation implantable VAD will commence in 2007. There can be no assurance that the development program, including pre-clinical and human clinical trials will be successful or that the necessary regulatory approvals will be received.

Non-pulsatile VADs. Research and development by the Corporation's competitors is proceeding for several next-generation non-pulsatile continuous flow assist devices. Certain of these devices have received CE Mark in Europe and are in clinical trials. It has not been determined whether these non-pulsatile devices will be suitable for long-term use. If demonstrated to be safe and efficacious, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for pulsatile devices.

Novacor LVAS Sales. Sales of the Novacor LVAS contribute to overhead and other indirect costs of producing the Novacor LVAS product. To date, however, at current volumes the Novacor commercial operations have contributed only modest gross margin or have resulted in gross margin deficits. The Corporation expects to continue to increase gross margin through increased sales and reduced manufacturing costs, however, to the extent that it is unable to do so, there is risk that the Corporation could be adversely affected and the Novacor operations could increase the Corporation's net cash consumption.

ACCOUNTING POLICIES

Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States are presented in Note 21 to the consolidated financial statements.

OUTSTANDING SHARE DATA

At December 31, 2003, the Corporation had 15,023,689 common shares issued and outstanding. The Corporation also had 1,184,013 options and 14,592,665 warrants outstanding at December 31, 2003 further described below:

    -------------------------------------------------------------------------------------------------------------
                                                                                  Weighted       Weighted average
            Range of exercise                              Number         average exercise      remaining life in
                        price                         outstanding           exercise price                  years
    -------------------------------------------------------------------------------------------------------------

              $  7.40 to 8.50                          12,966,932                 $ 8.06                     4.7
                8.51 to 15.00                           2,036,091                  11.01                     5.0
               15.01 to 30.00                               8,707                  22.85                     2.6
               30.01 to 45.00                             550,171                  42.04                     0.2
               45.01 to 60.00                             166,517                  47.51                     2.9
               60.01 to 75.00                              30,940                  73.35                     2.6
              75.01 to 152.81                              17,320                 105.85                     2.4
                                               ------------------------------------------------------------------

                                                       15,776,678                 $10.28                     4.6
    -------------------------------------------------------------------------------------------------------------

                               [World Heart Logo]



                               EXECUTIVE COMMITTEE

         Roderick M. Bryden                     Jal S. Jassawalla
         President and                          Executive Vice President and
         Chief Executive Officer                Chief Technical Officer

         Mark Goudie                            Robert Griffin
         Vice-President Finance and             Vice-President
         Chief Financial Officer                Manufacturing

         Daniela (Dani) Kennedy
         Vice-President
         Corporate Services


                                OFFICE LOCATIONS

         World Heart Corporation                World Heart Inc.
         1 Laser Street                         7799 Pardee Lane
         Ottawa, Ontario, Canada K2E 7V1        Oakland, California U.S.A. 94621
         Tel: (613) 226-4278                    Tel: (510) 563-5000
         Fax: (613) 226-4744                    Fax: (510) 563-5005

         World Heart B.V.
         Cereslaan 34
         5384 VT HEESCH
         Netherlands
         Tel: +31-(0)412-487050
         Fax: +31-(0)412-487055


         Investor or general information enquiries:

         Contact: Mark Goudie                   www.worldheart.com
         Canada: (613) 226-4278, ext: 2509      investors@worldheart.com
                                                ------------------------
         U.S.A.: (510) 563-4995                 communications@worldheart.com
                                                -----------------------------

                                                                          Item 2


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion was prepared by management on February 27, 2004, was approved by the Board of Directors of the Corporation and explains material changes in the Corporation's financial condition and results of operations for the year ended December 31, 2003 with comparisons to the year ended December 31, 2002. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated audited financial statements and related notes to the financial statements of the Corporation. In this discussion, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US $" are to United States dollars.

The discussion and comments contained hereunder include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices
(VADs), which are mechanical pumps that allow for the restoration of normal blood circulation to patients suffering from late-stage congestive heart failure. WorldHeart is headquartered in Ottawa, Ontario, Canada and has facilities in Oakland, California, United States and Heesch, Netherlands. WorldHeart currently derives substantially all of its revenue from its Novacor(R) LVAS (left ventricular assist system) and related peripheral equipment.

The Novacor LVAS technology was obtained through the acquisition of Novacor division (Novacor) of Edwards Lifesciences LLC (Edwards). The acquisition was completed June 30, 2000 and the Novacor operating results have been included in the Corporation's consolidated financial statements from June 30, 2000. As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. From the acquisition of the Novacor business through December 2003, the Corporation sold Novacor products directly to clinics and hospitals in the United States and indirectly through Edwards in the rest of the world.

The Corporation is also developing a next generation implantable, pulsatile ventricular assist device.

RECENT EVENTS

On September 23, 2003, the Corporation closed a private placement transaction in Canada and the United States, which resulted in the issuance of common shares and warrants for gross proceeds of $63.2 million ($57.0 million net of issue costs). The net proceeds were used to repay all of its short and long-term debt, to buy out a royalty commitment, to pay costs related to a major restructuring of its operations and to fund ongoing cash requirements.

As a part of the same financing transaction, in separate closings on September 22, 2003 and November 27, 2003 the Corporation facilitated the conversion of all of its preferred shares, with a face value of US$78,000,000 plus accrued dividends, into common shares and warrants.

On November 25, 2003, WorldHeart shareholders approved a consolidation of common shares whereby shareholders, option holders and warrant holders received or are entitled to receive one common share, or common share equivalent for each seven common shares, or common share equivalents that they previously held. This share consolidation became effective on December 1, 2003.

At December 31, 2003 the Corporation assumed direct sales responsibilities worldwide with the exception of Japan. Edwards had previously been the exclusive distributor of the Novacor LVAS in all territories outside of the United States.


SELECTED FINANCIAL INFORMATION

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and stated in Canadian dollars unless otherwise noted.

All references to common share, option, warrant and per common share amounts for all periods presented have been retroactively restated to reflect the aforementioned one-for-seven share consolidation.

-----------------------------------------------------------------------------------------------------------
                                                             Year ended       Year ended        Year ended
                                                           December 31,     December 31,      December 31,
                                                                   2003             2002              2001
-----------------------------------------------------------------------------------------------------------
Net revenue                                               $   9,492,063    $  10,106,931     $   8,252,624
Net loss for the year                                       (32,986,858)     (49,761,139)      (65,666,568)
Basic and diluted loss per share                                  (5.69)          (19.59)           (30.50)
Total assets                                                 65,058,442       45,045,913        77,883,118
Long term liabilities                                                 -       72,750,188        65,748,555
-----------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                     Year ended   As a %     Year ended   As a %     Year ended     As a %
                                   December 31,   of net   December 31,   of net   December 31,     of net
                                           2003  revenue           2002  revenue           2001    revenue
-----------------------------------------------------------------------------------------------------------
Revenue
  Gross revenues                 $   11,043,387          $   10,764,473          $    9,086,504
  Less : Sales returns               (1,551,324)                      -                       -
         Edwards guarantee fee                -                (657,542)               (833,880)
                               ----------------------------------------------------------------------------
                                      9,492,063     100%     10,106,931     100%      8,252,624       100%

Cost of goods sold                   (6,960,808)     73%     (9,868,731)     98%     (8,287,058)      100%
                               ----------------------------------------------------------------------------

Gross margin                          2,531,255      27%        238,200       2%        (34,434)        0%

Selling, general and admin.         (10,175,624)            (10,499,075)            (11,078,320)
Research and development            (15,827,626)            (25,016,365)            (35,774,623)
Restructuring costs                  (4,702,021)                      -                       -
Amortization of intangibles          (3,999,183)             (7,322,503)            (15,209,647)
Foreign exchange gain (loss)         11,304,310                 476,649              (2,913,150)
Investment income                       109,897                 134,255               1,209,125
Interest and financing
  expenses                          (12,227,866)             (7,772,300)             (6,853,763)
Recovery of future income
  taxes                                       -                       -               4,988,244
                               ----------------------------------------------------------------------------

Net loss                         $  (32,986,858)         $  (49,761,139)         $  (65,666,568)
-----------------------------------------------------------------------------------------------------------

During 2003 WorldHeart was able to increase gross Novacor LVAS kit sales, gross revenue and gross margin despite liquidity issues that prevailed throughout the year until a significant capital transaction, in September 2003 which included a $63.2 million common share and warrant sale, was completed late in the year.

WorldHeart continued to reduce operational expenditures predominantly due to a consolidation of its next-generation VAD development program that was commenced late in 2002, which resulted in a decelerated investment in research and development throughout 2003.

Large foreign exchange gains during 2003 were mostly non-cash gains due to the translation of U.S. denominated preferred share debt into the Corporation's reporting currency, the Canadian dollar.

Revenues. For the years presented above WorldHeart sold its products directly in the United States and to its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

The composition of net revenue is set out as follows:

-------------------------------------------------------------------------------------------------------------------
                                                  Year ended              Year ended              Year ended
                                              December 31, 2003        December 31, 2002       December 31, 2001
                                                  $           #            $           #          $           #
-------------------------------------------------------------------------------------------------------------------
Implant kits                                     8,400,685   118          8,234,021   104       7,524,698    97
Hardware/Peripherals                             2,642,702                2,530,452             1,561,806
                                            -----------------------------------------------------------------------

Gross revenue                                   11,043,387               10,764,473             9,086,504
Edwards guarantee                                        -                (657,542)             (833,880)
Re-purchase Edwards inventory:
  - implant                                      (843,802)   (20)                 -     -               -     -
  - hardware/peripherals                         (707,522)                        -                     -
                                            -----------------------------------------------------------------------

Net revenue                                      9,492,063    98         10,106,931   104       8,252,624    97
-------------------------------------------------------------------------------------------------------------------

Revenues from sales of the Novacor LVAS and related equipment were realized in U.S. dollars from the Corporation's subsidiary in Oakland, California. Gross revenues (before returns and Edwards guarantee) increased 15% from US$6,864,198 in the year ended December 31, 2002 to US$7,864,738 in the year ended December 31, 2003. However, due to a significant strengthening in the Canadian dollar as compared to the U.S. dollar in 2003, the Corporation's equivalent Canadian dollar gross revenues have increased by only 3% from the $10,764,473 in 2002 to $11,043,387 in 2003.

In 2003 the gross number of kits shipped for revenue increased by 13% to 118 units compared to 104 kits in 2002. The net sale of implant kits decreased to 98 from 104 units in 2002 due to 20 units that were treated as returns when the Corporation re-acquired inventory associated with the amendments to the distribution agreement with Edwards in December 2003.

In the U.S., where the Corporation sold directly, selling prices were significantly higher than non-U.S. sales where the Corporation sold to its distributor Edwards. The Corporation sold 51 implant kits in the United States in 2003 compared to 39 implant kits in 2002. On December 31, 2003, WorldHeart amended its distribution agreement with Edwards to allow WorldHeart to sell directly in the rest of the world with the exception of Japan where Edwards will remain the sole distributor. For future periods, selling prices outside of the United States, except Japan, will increase to reflect end-user pricing. In Europe, Canada and the rest-of-world, excluding Japan, the Corporation sold 64 implant kits in 2003 compared to 57 in 2002. Japanese sales totaled three implant kits in 2003 compared to eight in 2002.

In its distribution agreement with Edwards, WorldHeart was required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall was accounted for as a reduction of revenues. Edwards' sales of the Corporation's products were sufficient during 2003 to meet the minimum guarantee requirement; therefore, no guarantee payment was required. The guarantee was terminated effective January 1, 2004 as part of the amendment to the Edwards distribution agreement.

At December 31, 2003, WorldHeart purchased Novacor inventory and other assets from Edwards as part of the amendments to the distribution agreement. The purchase of the inventory was accounted for as a sales return which reduced 2003 revenue by $1,551,324. This inventory will be held for sale by the Corporation.

Cost of Goods Sold. Cost of goods sold decreased as a percentage of net revenue from 98% in 2002 to 73% in 2003.

-----------------------------------------------------------------------------------------------------------
                                     Year ended   As a %     Year ended   As a %     Year ended     As a %
                                   December 31,   of net   December 31,   of net   December 31,     of net
                                           2003  revenue           2002  revenue           2001    Revenue
-----------------------------------------------------------------------------------------------------------
                                                  (1)                     (1)                      (1)
Cost of goods sold
  Direct materials and labour     $ (3,677,158)      39%  $ (4,593,627)      45%  $ (3,925,702)        48%
  Overhead and other                (3,283,650)      34%    (5,275,104)      53%    (4,361,356)        52%
                               ----------------------------------------------------------------------------
                                  $ (6,960,808)      73%  $ (9,868,731)      98%  $ (8,287,058)       100%
-----------------------------------------------------------------------------------------------------------

(1) as a percentage of net revenue (gross revenues less Edwards return of inventory and minimum guarantee).

Direct material and labour costs were $3,677,158 or 39% of gross sales, less the Edwards inventory return, for 2003 compared to $4,593,627 or 45% for 2002. The decrease as a percent of revenue is partially the result of a higher proportion of product being sold in the US where higher margins are earned as compared to Europe and the rest of the world in 2003 versus 2002 as well as the commencement of a cost reduction program for cost of sales in the fourth quarter of 2003.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. For 2003 overhead and other costs totaled $3,283,650 or 34% of sales as compared to $5,275,104 or 53% for 2002. The decrease was due to managed reductions in indirect manufacturing support costs and direct manufacturing overheads.

Correspondingly, gross margins in 2003 increased to 27% of revenues from 2% of net revenues in 2002. This improvement is expected to continue as the Corporation shifts to more direct sales, the Corporation continues with its manufacturing cost reduction program and sales volume of the Novacor LVAS increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for year ended December 31, 2003 decreased by $323,451 or 3.1% from the same period in 2002. The decrease was the result of reduced administrative, finance and executive costs resulting from company-wide efforts to reduce overhead and support costs. The savings from the efforts to reduce costs will be visible on a comparative basis in 2004 but will be offset by increased investment in sales and marketing as well as increased administrative infrastructure costs required to support direct distribution activities outside of the United States.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Gross research and development expenses, excluding the impact of government assistance, decreased by $12,682,079 or 43.0% to $16,801,577 in 2003 as compared to $29,483,656 in 2002. Net research and development costs for 2003 were $9,188,739 or 36.7%, lower than 2002.

---------------------------------------------------------------------------------------------------------
                                                                                Year Ended
                                                                  ---------------------------------------
                                                                      December 31,          December 31,
                                                                              2003                  2002
---------------------------------------------------------------------------------------------------------

Gross research and development expenses                        $        16,801,577   $        29,483,656
Government assistance:
     Federal program                                                    (3,025,710)           (4,467,291)
     Provincial program reserve                                          2,051,759                     -
                                                              -------------------------------------------
Net research and development expenses                          $        15,827,626   $        25,016,365
---------------------------------------------------------------------------------------------------------

Lower research and development costs in 2003 compared to 2002 are on account of year-over-year expense reductions associated with the merged next-generation VAD development program and reduced pre-clinical and clinical trial activity compared to 2002. WorldHeart continued to reduce expenditures predominantly due to a consolidation of its next generation VAD development programs that were commenced late in 2002, which resulted in a decelerated investment in research and development throughout 2003.

The Corporation continued implants under the feasibility phase of the Novacor LVAS clinical trial (INTrEPID) throughout all of 2002 and into the first quarter of 2003. In addition, the next generation pre-clinical trials were terminated in the third quarter of 2002 and there was no next generation trial activity in 2003.

During 2002, the consolidated next-generation VAD program and change in the scope necessitated an amendment to the federal government Technology Partners Canada (TPC) contribution agreement. On May 21, 2003, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3 million of funding available under the $9.98 million contribution agreement. As a result, during 2003, the Corporation claimed reimbursement for expenditures from October 2002 through 2003 amounting to $3,025,710. As part of the amendment to the agreement, the royalty rate payable to TPC was reduced to 0.65% and is to be calculated on the consolidated revenues of the Corporation commencing January 1, 2004.

The Corporation had previously recorded as a credit against research and development expense a tax credit receivable in the amount of $2,770,000 related to the provincial Ontario Business Research Institute tax credit ("OBRITC") program. The claim was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. Following the completion of the provincial Ministry of Finance's audit and proposed amendments to the OBRITC legislation the Corporation received a payment of $718,241 during the year ended December 31, 2003. The full amount of the claim is under dispute and, due to the uncertainty of the ultimate resolution of the claim, the Corporation recorded a provision for the remainder of $2,051,759 in 2003. This provision was charged to research and development expense.

Restructuring costs. On September 23, 2003 the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs related to its next generation VAD.

WorldHeart restructured its worldwide distribution agreement with Edwards to allow for better control over direct sales, marketing and distribution for all territories, with the exception of Japan. The Corporation purchased certain inventory and capital assets from Edwards in Europe and commenced direct sales activities effective January 1, 2004. Edwards agreed to provide certain transitional services until the Corporation can establish the appropriate infrastructure to support direct sales in Europe. Early in 2004, World Heart B.V., a wholly-owned subsidiary of the Corporation, was incorporated with a head office in Heesch, Netherlands and the Corporation expects the European infrastructure to be established in-house in the first half of 2004.

The Corporation has also refocused its efforts to reduce manufacturing costs associated with the production of the Novacor LVAS. The Corporation continues to evolve its processes to move towards more cost-effective manufacturing processes that are expected to lead to reduced costs for inventory and cost of goods sold.

The Corporation also reduced the rate of investment associated with the development of its next-generation VAD.

As part of these initiatives the Corporation eliminated 37 positions, of which 24 related to research and development, nine related to general and administration and four related to manufacturing.

Total restructuring costs incurred for the year ended December 31, 2003 were $4,702,021 and related to the following:
     o    employee severance and termination costs of $2,185,026;
     o costs related to the excess of inventory purchase cost over carrying value of the inventory re-purchased from Edwards of $1,077,223;
     o costs related to the buyout of a Novacor LVAS royalty agreement of $1,421,670; and
     o    other miscellaneous costs of $18,102.

As at December 31, 2003, $2,990,327 of the total restructuring costs had been paid with the remainder of $1,711,694 included in accounts payable and accrued liabilities and expected to be paid in the first half of the year ended December 31, 2004. The Corporation does not anticipate incurring any additional costs relating to the restructuring activities.

Amortization of intangibles. Amortization of intangibles for 2003 amounted to $3,999,183 compared to $7,322,503 for 2002. The majority of the intangible assets arose from the purchase of the Novacor business in June 2000. The decrease in amortization is due to the majority of these assets reaching the end of the original estimated useful life during the year. As at December 31, 2003, intangible assets of $1,139,777 remain unamortized.

Foreign exchange gains and losses. WorldHeart recorded a foreign exchange gain of $11,304,310 in 2003 compared to a gain of $476,649 in 2002. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Corporation's preferred shares, which were denominated in U.S. dollars. The Canadian dollar strengthened by approximately 20% compared to the U.S. dollar during 2003 compared to a strengthening of approximately 1% in 2002.

The majority of foreign exchange gains and losses that the Corporation has experienced since 2000 have been non-cash gains and losses associated with the conversion of the U.S. dollar-denominated preferred shares. These preferred shares were converted into common shares during 2003 significantly reducing expected foreign exchange gains and losses in the future.

Investment income. Investment income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments. Investment income decreased to $109,897 in 2003 from $134,255 in 2002. The decrease relates to the Corporation having a larger sum of excess cash for a shorter period of time in 2003. The Corporation generated substantially all of its investment income in the fourth quarter of 2003 on excess funds received upon completion of the private placement late in the third quarter of 2003.

Interest expense and financing costs. Interest expense and financing costs consist of non-cash interest on preferred shares and the costs associated with debt financing transactions entered into during the first nine months of 2003.

The preferred shares were being accounted for in accordance with their substance and were presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components were calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense was determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense on the preferred shares for 2003 was $6,054,738 compared to $7,651,300 in 2002. During the third quarter of 2003 US$58,000,000 of Series A redeemable, cumulative, participating preferred shares plus accrued dividends were exchanged by Edwards for 711,589 post-consolidation common shares of WorldHeart. In addition, during 2003, Edwards Lifesciences (U.S.) Inc. exchanged US$20,000,000 of redeemable, convertible preferred shares plus accrued dividends for 500,000 post-consolidation WorldHeart common shares and 1,000,000 post-consolidation warrants.

Other interest and financing expenses in 2003 totaled $6,173,128 compared to $121,000 in 2002. The interest, fees and other costs were associated with loans that the Corporation entered into in 2003 to allow the Corporation to meet its cash requirements until the equity transaction could be completed. Interest expenses totaled $1,718,179, financing costs including legal fees and other costs associated with the debt transactions amounted to $877,264 and the non-cash expensing of warrants that were issued as a component of the terms of the loans was $3,577,685.

SUMMARY OF QUARTERLY RESULTS

-----------------------------------------------------------------------------------------------------------
                                                                    Three Months Ended
                                                -----------------------------------------------------------
                                                      March 31,      June 30,  September 30,  December 31,
                                                           2003          2003           2003          2003
-----------------------------------------------------------------------------------------------------------
Net revenue                                          $3,149,491    $2,724,286     $2,834,210      $784,076
Net loss                                             (8,576,472)   (4,057,408)   (13,109,650)   (7,243,328)
Basic and diluted  loss per share                        $(2.94)       $(1.26)        $(3.15)       $(0.67)

-----------------------------------------------------------------------------------------------------------
                                                                    Three Months Ended
                                                -----------------------------------------------------------
                                                      March 31,      June 30,  September 30,  December 31,
                                                           2002          2002           2002          2002
-----------------------------------------------------------------------------------------------------------
Net revenue                                          $2,619,084    $2,523,164     $3,049,036    $1,915,647
Net loss                                            (13,148,925)   (9,853,918)   (14,363,490)  (12,394,806)
Basic and diluted loss per share                         $(5.39)       $(3.85)        $(5.60)       $(4.82)

Gross revenue, denominated in U.S. dollars, was substantially unchanged on a quarter-over-quarter basis during the year as a result of the Corporation's financial position and its inability to adequately market its products and add significantly to its number of Novacor LVAS implant centers.

The fluctuation in consolidated net revenues in Canadian dollars is partly the result of a significant weakening of the U.S. dollar as compared to the Canadian dollar of approximately 20% during 2003 as well as a sales return of $1,551,324 recorded in the fourth quarter of 2003 related to the purchase of inventory from Edwards upon the aforementioned termination of the distribution agreement.

Net loss for the quarters in 2003 generally decreased as the year progressed as the Corporation continued its expense reduction program. The lower net loss in the quarter ended June 30, 2003 was due mainly to a large foreign exchange gain resulting from the impact of a strengthening Canadian dollar on the Corporation's U.S. denominated preferred share liability. Non-recurring restructuring charges were expensed in the quarters ending September 30, 2003 and December 31, 2003 of $2,848,007 and $1,854,014 respectively. In the quarter ended December 31, 2003, the Corporation also had significantly reduced interest and financing costs after having extinguished all of its debt and preferred share liabilities. The Corporation does not anticipate any further restructuring costs in 2004.

Basic and diluted loss per share decreased substantially in the quarter ended December 31, 2003 due to a reduced net loss and an increase in weighted average shares number of shares outstanding resulting from the September 2003 equity financing and the conversion of the remaining preferred shares in the quarter ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation ended the year with cash, cash equivalents and short-term investments balance of $23,412,439. During the year, the Corporation completed a private placement transaction in Canada and the United States, which resulted in the issuance of common shares and warrants for gross proceeds of $63.2 million ($57.0 million net of issue costs) that allowed it to repay all of its non-trade debt and provide sufficient funds to sustain its operations through at least 2004.

Financing transactions. In separate closings on January 3, 2003 and January 8, 2003, the Corporation completed private placements totaling 334,821 units (Units) at a price of $8.96 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each Unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $11.20 per share for a period of five years. The Corporation granted to the placement agent 33,482 broker warrants (Broker Warrants). Each Broker Warrant is exercisable at a price of $11.20 into one common share and one compensation warrant (Compensation Warrants) at any time prior to December 31, 2004. Each Compensation Warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $11.20 per common share.

On April 2, 2003, the Corporation issued 142,857 common shares at a price of $11.20 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 251,428 warrants were issued. These warrants are exercisable into common shares of the Corporation at $11.20 per share until April 2, 2008.

On January 28, 2003, the Corporation entered into a senior loan agreement totaling $7,000,000 and a subordinated loan agreement totaling $3,000,000 (Loans). The Loans originally matured on July 31, 2003 and bore interest rates of 18% per annum payable monthly. The loans were to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The Corporation paid to the lenders fees of 4% and issued a total of 428,571 warrants with each warrant exercisable into one common share for a period of five years at a price of $11.20 per share. As collateral for the Loans, the Corporation entered into general security agreements over all of its assets. The Loans were amended to extend the maturity date from July 31, 2003 to August 15, 2003 and then further extended to September 23, 2003 at which point they were repaid in full.

Also on January 28, 2003, the Corporation repaid its $2,000,000 non-revolving term credit in full.

On July 30, 2003, the Corporation issued senior subordinated convertible debentures for gross proceeds of $1,200,000. The debentures had a maturity of October 22, 2003, and were convertible at the holder's option into common shares of the corporation for $7.00 per share. The debentures carried interest of 14% per annum. In addition, warrants to purchase 171,428 common shares, at an exercise price of $8.40 per share, for a period of three years were issued to the debenture holders. The subordinated convertible debentures were repaid in full on September 23, 2003.

On September 4, 2003 the Corporation entered into a bridge loan agreement totaling $1,052,000. The bridge loan originally matured at the earlier of the completion of a private placement or October 22, 2003 and bore interest at a rate of 14% per annum payable monthly. The Corporation paid to the lender a fee of 4% and issued a total of 118,571 common share purchase warrants each exercisable into one common share at a price of $8.40 until October 31, 2006. The bridge loan was repaid in full on September 23, 2003.

On September 22, 2003, Edwards converted all of its Series A redeemable, cumulative, participating preferred shares into 711,589 common shares.

On September 23, 2003, the Corporation completed a private placement of 10,671,351 Units in the United States and Canada at $5.95 and US$4.34 per Unit, for total gross proceeds of $63,164,608 (issue costs were $6,128,027). Each Unit consists of one common share and one common share purchase warrant (Warrant). Each Warrant may be exercised at any time prior to September 22, 2008 at a price of $8.05 per share. The Warrants are callable by the Corporation for cash exercise at any time the Common Shares trade at $17.50 (prior to any share splits) for 20 consecutive trading days, however, no more than 20% of the total Warrant issue may be called in any three-month period. The Corporation granted, to the agents of the private placement, 1,004,336 agents' warrants. The terms of the agents' warrants are substantially the same as the Warrants issued as part of the underlying transaction.

On November 27, 2003 Edwards Lifesciences (U.S.) Inc. converted all of its Series A cumulative, redeemable, convertible preferred shares into 500,000 common shares and warrants to acquire 1,000,000 common shares at $8.05 per share, expiring November 27, 2008. Warrants are callable on substantially the same terms as detailed previously under the September 23, 2003 private placement description.

Liquidity. At December 31, 2003 the Corporation had cash and cash equivalents of $8,216,798, short-term investments of $15,195,641 and net working capital of $23,726,330 compared to cash of $248,181 and a working capital deficiency of $8,052,555 at December 31, 2002.

The increase in cash and improvement in the working capital position is the result of the funds received from the September 23, 2003 private placement. These funds were used to repay all of the Corporation's loans, bring trade payables into acceptable terms, fund restructuring costs and repurchase a royalty agreement. The balance at December 31, 2003 is available to fund future operations and generally meet the Corporation's cash needs through at least 2004.

The Corporation commenced the sale of certain of its receivables to a third-party financing institution on a non-recourse basis during the year ended December 31, 2003. It also intends to continue the transfer of certain receivables in the future thereby improving its cash flow by reducing the time to receipt of cash.

Cash totaling approximately $684,548 remains pledged against a US$527,997 letter of credit issued by WorldHeart in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations. During 2003 US$222,003 was drawn against the cash amount pledged to cover certain rent obligations. In 2004 the Corporation will pledge back the amount drawn to restore the original pledged amount of US$750,000.

OUTLOOK

External environment. The market for effective pharmacological, electro-physiological or device treatments for late-stage heart failure continues to grow, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The number of diagnosed heart failure patients is increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of whom subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices, with their current regulatory approvals, continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure and effective as of October 1, 2003, the Centers forc Medicare and Medicaid Services in the U.S. issued a National Coverage Decision announcing the extension of reimbursement coverage for destination therapy LVAD use. These developments are expected to accelerate the use of ventricular assist devices both in the U.S. and elsewhere.

In the United States, WorldHeart will be commencing a randomized equivalency trial called RELIANT in the first quarter of 2004. In this trial the Novacor LVAS will be randomized to the Thoratec HeartMate(R) XVE LVAS which will be the control arm. It is expected that data from this trial will support a Premarket Approval Supplement which will be submitted to the U.S. Food and Drug Administration for the use of the Novacor LVAS by non-transplant eligible patients (i.e. destination therapy).

Internal environment. WorldHeart expects to incur a smaller loss from operations in fiscal 2004. The Corporation anticipates that it will improve its gross margin contribution through higher revenues and lower per unit manufacturing costs. Increased revenues are expected to occur as a result of increased volume of Novacor LVAS implant kit sales and higher average selling prices that correspond with its ability to now sell direct in all territories except Japan. Total operating expenses are expected to decrease overall with sales and marketing cost increases more than offset by reductions in other operating expenses. The Corporation does not anticipate any additional restructuring costs will be incurred in 2004.

The Corporation does not anticipate significant financing and interest expenses since all loans have been repaid by then end of 2003. WorldHeart expects that it will reach profitability by the end of 2004 as gross margin contribution begins to exceed operating and other expenses but that the Corporation will incur a loss for the full 2004 fiscal year.

Commitments. As at December 31, 2003 the Corporation's obligations and commitments relate to operating leases and are as follows:

          Year ended December 31, 2004            $ 1,815,782
                                  2005              1,442,203
                                  2006              1,393,117
                                  2007                267,113
                                  2008                  1,379

At December 31, 2003, cash in the amount of US$527,997 has been pledged in support of a letter of credit in support of WorldHeart's lease obligations for its premises in Oakland, California. In February of 2004, WorldHeart pledged an additional US$222,003 to bring the total letter of credit to US$750,000, which is its agreed maximum.

The Guaranteed Distribution Fee related to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards was terminated at December 31, 2003.

CAPITAL EXPENDITURES

        ------------------------------------------------------------------------------------------------

                                                                2003           2002              2001
        ------------------------------------------------------------------------------------------------
        Capital Expenditures                                  $981,585       $610,198        $1,205,121
        ------------------------------------------------------------------------------------------------

Capital expenditures for the year ended December 31, 2003 include $758,082 of equipment that was purchased from Edwards relating to the establishment of distribution operations in Europe and Canada. Otherwise capital expenditures for 2003 and 2002 decreased sequentially as the Corporation generally reduced costs and expenditures. The Corporation anticipates that capital expenditures for 2004 will be below $2,000,000.

At December 31, 2003, WorldHeart occupied two locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. The second location is in Oakland with two buildings consisting of approximately 40,000 square feet of manufacturing and office space. The Oakland leases were renewed in 2002 for a five-year term expiring on April 30, 2007.

Subsequent to December 31, 2003, the Corporation assumed office space in Heesch, Netherlands.

MARKET RISK

WorldHeart is subject to investment risk on investments that it makes with excess cash.

Investment risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets liquidity criteria, counterparty risk diversification criteria and restricts investments to investment grade quality instruments of AA or better or R1 medium or better in the case of commercial paper. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held and the already low current interest rates.

The Corporation has a significant level of assets and liabilities denominated in foreign currencies, predominantly U.S. dollars as a result of its significant U.S. operations. Occasionally WorldHeart enters into foreign exchange contracts in order to match its foreign exchange requirements. At December 31, 2003 there were no outstanding foreign exchange forward contracts. The Corporation generally matches its cash balances to its expected net cash outflow for a particular currency for the next year.

CRITICAL ACCOUNTING ESTIMATES

The Corporation's critical accounting estimates relate to the following:

     o    Revenue recognition;
     o    Trial accruals;
     o    Inventory valuation;
     o    Valuation of intangible assets and goodwill;
     o    Tax credit receivable; and
     o    Income taxes.

Revenue from product sales is recognized when all of the following criteria are met; persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured. The Corporation provides for returns based on prior experience. Also, in certain circumstances, the Corporation provides customers with deferred payment terms. In general, the Corporation sells future payments under these contracts to a third-party financing institution on a non-recourse basis. In situations where the Corporation assumes the responsibility for interest payments, revenue is recorded net of the present value of the committed future interest cost.
The Corporation has agreements with various clinics to cover costs related to trials that are not otherwise reimbursed to the clinic. The liability of the Corporation to cover costs is capped under the agreements. The Corporation estimates its liability under these agreements based on its history with previous agreements and its assessment of the risk of ultimate payment under each agreement. These estimates may change based on new experience but to date they have not changed significantly from amounts originally recorded.

The Corporation will write-down from time to time certain inventory that it considers obsolete or excess based on its expected demand. To the extent inventory movement or product demand is not as anticipated, the write-down may be higher or lower than the usage that is ultimately experienced. Once written down the inventory is not written back up.

During 2002 the Corporation adopted the new rules on accounting for goodwill and other intangible assets. As a result, goodwill is no longer amortized but, rather, is tested for impairment annually and any impairment recognized. The Corporation currently has one operating segment so the impairment test compared the Corporation's assessment of the fair value of that segment to its carrying amount including goodwill. WorldHeart concluded that no impairment exists and has made no adjustment to goodwill or intangible assets during 2003. The Corporation continues to amortize other intangible assets over their estimated useful life.

During 2002, the Corporation recorded as a credit against research and development expense a tax credit receivable in the amount of $2,770,000 related to the provincial Ontario Business Research Institute tax credit ("OBRITC") program. The claim was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. Following the completion of the provincial Ministry of Finance's audit and proposed amendments to the OBRITC legislation the Corporation received a payment of $718,241 during the year ended December 31, 2003. The full amount of the claim is under dispute and, due to the uncertainty of the ultimate resolution of the claim, the Corporation recorded a provision for the remainder of $2,051,759 in 2003. This provision was charged to research and development expense.

As part of the process of preparing the Corporation's consolidated financial statements, the Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the Corporation's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Corporation has future income tax assets, the principal components of which are undeducted Scientific Research and Experimental Development expenditures and net operating loss carry forwards. A valuation allowance has been taken on all of the Corporation's future income tax assets based on the Corporation's history of losses and lack of reasonable assurance that these assets will be realized. Assumptions regarding the realizability of these future income tax assets are revisited at each balance sheet date. Any changes in the Corporation's overall operating environment and financial performance could result in adjustments to the valuation allowance.

OTHER FACTORS

Current Product. WorldHeart's near-term commercial operations are exclusively focused on its Novacor LVAS product. Commercial success will therefore be dependant on the Corporation's ability to continue to increase Novacor LVAS sales. Novacor LVAS is approved for use by eligible heart failure patients without limitation, in Europe and Japan and as a bridge-to-transplant device in the United States and Canada. WorldHeart will be commencing an equivalency clinical trial in the first quarter of 2004 in the U.S. called RELIANT in which patients will be randomized to receive either the Novacor LVAS or the Thoratec HeartMate(R) XVE LVAS. It is expected that data from this clinical trial will support a Premarket Approval Supplement, which will be submitted to the U.S. Food and Drug Administration, for the use of the Novacor LVAS by non-transplant eligible patients (i.e. destination therapy). Implants under this trial will be eligible for reimbursement by CMS and certain private insurers. We believe that approval of the Novacor LVAS for long-term or destination therapy use in the U.S. would increase the market for the Novacor LVAS substantially.

Pulsatile VADs. WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located or abdominally implanted. The devices, which are developed by the Corporation's competitors, are now primarily used as bridges to transplant, although one product (HeartMate
VE) was approved in 2002 for a destination therapy indication for use in the U.S. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation.

WorldHeart believes that its next-generation implantable VAD is the only pulsatile device that is currently at an advanced stage of development. During 2002 management merged the three next-generation VAD development programs into one VAD program. WorldHeart expects clinical trials for its next-generation implantable VAD will commence in 2007. There can be no assurance that the development program, including pre-clinical and human clinical trials will be successful or that the necessary regulatory approvals will be received.

Non-pulsatile VADs. Research and development by the Corporation's competitors is proceeding for several next-generation non-pulsatile continuous flow assist devices. Certain of these devices have received CE Mark in Europe and are in clinical trials. It has not been determined whether these non-pulsatile devices will be suitable for long-term use. If demonstrated to be safe and efficacious, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for pulsatile devices.

Novacor LVAS Sales. Sales of the Novacor LVAS contribute to overhead and other indirect costs of producing the Novacor LVAS product. To date, however, at current volumes the Novacor commercial operations have contributed only modest gross margin or have resulted in gross margin deficits. The Corporation expects to continue to increase gross margin through increased sales and reduced manufacturing costs, however, to the extent that it is unable to do so, there is risk that the Corporation could be adversely affected and the Novacor operations could increase the Corporation's net cash consumption.

ACCOUNTING POLICIES

Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States are presented in Note 21 to the consolidated financial statements.

OUTSTANDING SHARE DATA

At December 31, 2003, the Corporation had 15,023,689 common shares issued and outstanding. The Corporation also had 1,184,013 options and 14,592,665 warrants outstanding at December 31, 2003 further described below:

    -------------------------------------------------------------------------------------------------------------
                                                                                Weighted         Weighted average
             Range of exercise                             Number       average exercise        remaining life in
                         price                        outstanding                  price                    years
    -------------------------------------------------------------------------------------------------------------
              $  7.40 to 8.50                          12,966,932                 $ 8.06                     4.7
                8.51 to 15.00                           2,036,091                  11.01                     5.0
               15.01 to 30.00                               8,707                  22.85                     2.6
               30.01 to 45.00                             550,171                  42.04                     0.2
               45.01 to 60.00                             166,517                  47.51                     2.9
               60.01 to 75.00                              30,940                  73.35                     2.6
              75.01 to 152.81                              17,320                 105.85                     2.4
                                               ------------------------------------------------------------------

                                                       15,776,678                 $10.28                     4.6
    -------------------------------------------------------------------------------------------------------------

                                                                          Item 3

                             WORLD HEART CORPORATION
                     1 Laser Street, Ottawa, Ontario, Canada
                                     K2E 7V1

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of World Heart Corporation ("WorldHeart" or the "Corporation") will be held at the TSX Broadcast and Conference Centre, The Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on May 12, 2004 at 3:00 p.m. for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2003, together with the report of the auditors thereon;

2.   to elect directors;

3. to appoint PricewaterhouseCoopers LLP as auditors and authorize the directors to fix their remuneration;

4. to consider and, if thought advisable, to pass with or without amendment, Resolution No. 1, the full text of which is set out in Schedule A to the Management Information Circular, confirming the adoption of Amendment No. 2 to By-law No. 1 of the Corporation; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice is accompanied by a Form of Proxy and a Management Information Circular. The holders of common shares of record on April 5, 2004 will be entitled to receive notice of the Annual and Special Meeting of Shareholders.

DATED at Ottawa, Canada, this 31st day of March, 2004.


BY ORDER OF THE BOARD OF DIRECTORS



/s/ C. Ian Ross


C. Ian Ross, Chairman



If you are unable to attend the meeting in person, you are invited to complete, sign and return the accompanying Form of Proxy in the envelope provided and the Form of Proxy must be deposited not later than 5:00 p.m. (Ottawa time) on May 11, 2004 with CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9.

                             WORLD HEART CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR

                                 March 31, 2004

SOLICITATION OF PROXIES BY MANAGEMENT

This information circular is furnished in connection with the solicitation by the management of World Heart Corporation ("WorldHeart" or the "Corporation") of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation to be held on May 12, 2004 (the "Annual and Special Meeting") at the TSX Broadcast and Conference Centre, The Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada at 3:00 p.m. and at any adjournment thereof for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. While management intends to solicit most proxies by mail, some proxies may be solicited by telephone or other personal contact by directors or officers of the Corporation. The cost of such solicitation will be borne by the Corporation. The information provided herein is given as of March 25, 2004, unless otherwise specified.

All dollar amounts in this Management Information Circular are in Canadian dollars unless otherwise stated. On March 25, 2004, the noon exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was Cdn$1.00 = US$0.752.

APPOINTMENT OF PROXY HOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the accompanying Form of Proxy, to attend and act on behalf of the shareholder at the meeting. To exercise this right, a shareholder may either insert such other person's name in the blank space provided in the accompanying Form of Proxy or complete another appropriate Form of Proxy.

To be valid, a proxy must be dated and signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The proxy, to be acted upon, must be deposited with the Corporation, c/o its registrar and transfer agent, CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9 by the close of business on the last business day prior to the date on which the meeting or any adjournment thereof is held, or with the Chairman of the meeting on the day of the meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it (a) by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder's attorney authorized in writing, either (i) with the Secretary at the registered office of the Corporation, 1 Laser Street, Ottawa, Ontario K2E 7V1, at any time up to and including the last business day prior to the day of the Annual and Special Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the Chairman of the meeting on the day of the meeting at any time before it is exercised on any particular matter, or (b) by attending the Annual and Special Meeting in person and personally voting the shares represented by the proxy prior to the exercise thereof, or (c) in any other manner permitted by law.

VOTING OF PROXIES

The directors and/or officers whose names are printed on the accompanying Form of Proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted FOR the election of the management nominees for directors, the appointment of auditors, and the confirmation of an amendment to the By-laws on the terms disclosed in the Management Information Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders, and with respect to any other matter which may properly come before the meeting. As of the date of this Management Information Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the meeting. However, if any such amendment, variation or other matter properly comes before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote on such other business in accordance with their judgement.

INFORMATION FOR BENEFICIAL SHAREHOLDERS

The information set forth in this section may be of importance to many shareholders, as a substantial number of shareholders do not hold the common shares of the Corporation in their own name ("beneficial shareholder"). In certain cases, a shareholder's shares may be registered in the name of a third party, such as a broker, securities dealer, trust company, bank or other similar intermediary. Only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of common shares of the Corporation will be recognized and acted upon at the Annual and Special Meeting. If the common shares are listed in an account statement provided to a beneficial shareholder by a broker, the common shares are likely not to be registered in the shareholder's name. The common shares are likely to be registered under the name of the shareholder's broker or an agent of the broker. A significant number of shares are registered under the name of CEDE & Co. (the registration name for the Depository Trust Company which acts as nominee for many United States brokerage firms) or CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of the broker's client can only be voted (for or against resolutions) at the direction of the beneficial holder.

Existing regulatory policy requires brokers and intermediaries to seek voting instructions from beneficial shareholders in advance of the shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by the beneficial shareholders in order to ensure that their common shares are voted at the Annual and Special Meeting. The form of proxy supplied to the beneficial shareholder by its broker (or the agent of the broker) is substantially similar to the Form of Proxy provided directly to the registered shareholders of the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. A significant number of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to beneficial shareholders and asks beneficial shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). The voting instruction form will name the same persons as the proxy to represent the beneficial shareholder at the Annual and Special Meeting. A beneficial shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons designated in the voting instruction form, to represent the beneficial shareholder at the Annual and Special Meeting. To exercise this right, the beneficial shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. ADP then tabulates the results of all instructions received and provides appropriate instruction respecting the voting of the common shares to be represented at the meeting. A beneficial shareholder who receives an ADP voting instruction form cannot use the form to vote the common shares directly at the Annual and Special Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of the common shares must otherwise be communicated to ADP) in advance of the Annual and Special Meeting in order to have the common shares voted. If you have any questions respecting the voting of the common shares held through a broker or intermediary, please contact the broker or intermediary for assistance.

VOTING SHARES, RECORD DATE AND PRINCIPAL HOLDERS

On December 1, 2003, the Corporation filed Articles of Amendment, as approved by the shareholders of the Corporation on November 25, 2003, effecting a share consolidation of one post-consolidated common share for seven pre-consolidated common shares. All common share numbers included in this Management Information Circular reflect post-consolidated common share numbers unless otherwise indicated as representing pre-consolidated common shares. References to options, warrants and the number of common shares underlying the option grants and warrants as well as the exercise prices, also reflect the consolidation of the common shares.

As of March 25, 2004, there were issued and outstanding 15,273,712 common shares of the Corporation. The Board of Directors has fixed the close of business on April 5, 2004 as the record date for the purposes of determining the shareholders entitled to receive notice of the Annual and Special Meeting (the "Record Date"). Each registered common shareholder is entitled to one vote for each common share held that is shown as registered in such holder's name on the list of shareholders prepared as of the close of business on the Record Date.

In the event of any transfer of shares by any shareholder after the Record Date, the transferee is entitled to vote those shares if the transferee produces properly endorsed share certificates or otherwise establishes that the transferee owns the shares, and requests the Secretary of the Corporation to include the transferee's name on the shareholders' list not later than ten days before the meeting.

To the knowledge of the directors and officers of the Corporation, as of March 25, 2004, the persons who beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all the shares of the Corporation, entitled to be voted at the meeting, are as follows:

---------------------------------------------------------------------------------------------------------------------
                                                               Number of Common          Percentage of Outstanding
                   Name of Shareholder                              Shares                     Common Shares
---------------------------------------------------------------------------------------------------------------------
Austin W. Marxe and David M. Greenhouse (1)                        1,612,902                       10.6%
---------------------------------------------------------------------------------------------------------------------

(1) Special Situations Fund III, L.P. owns 950,460 common shares, Special Situations Cayman Fund, L.P. owns 316,820 common shares and Special Situations Private Equity Fund, L.P. owns 345,622 common shares (collectively, the "Special Situation Funds"). MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, L.P. Each of these funds also holds the same number of common share purchase warrants, with an exercise price of $8.05 expiring September 23, 2008. AWM Investment Company, Inc. ("AWM") is the general partner of MGP and the general partner of and investment advisor to Special Situations Cayman Fund, L.P. MG Advisors, L.L.C. ("MG") is the general partner of and investment advisor to Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.


AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's audited consolidated financial statements for the year ended December 31, 2003, including the report of the auditors, will be placed before the shareholders at the Annual and Special Meeting. The audited consolidated financial statements are being mailed to shareholders with this Management Information Circular.

ELECTION OF DIRECTORS

The Articles of Incorporation of the Corporation provide for a Board of Directors of not less than one and not more than ten directors to be elected annually. The number of directors is currently fixed at five. Accordingly, the Corporation's management proposes to nominate five persons to be elected at the Annual and Special Meeting. Each nominee for election as a director is currently a director of the Corporation.

On September 23, 2003, the Corporation completed a private placement transaction in Canada and the United States of units, each unit consisting of one common share and one warrant exercisable for one common share (the "Financing"). Pursuant to the purchase agreement dated as of September 22, 2003 (the "Purchase Agreement") between the Corporation and the purchasers of units in the United States, Special Situations Funds has the right to nominate two persons for election or appointment to the Board of Directors of the Corporation, provided Special Situations Funds maintains ownership of a certain percentage of shares of the Corporation. Robert J. Majteles(1) and John Carlson are its nominees.

Pursuant to the agency agreement dated September 22, 2003 between the Corporation and Research Capital Corporation ("Research"), as agent for the Canadian purchasers of units, Research has the right to nominate one person for election or appointment to the Board of Directors. William Garriock is its nominee.

------------------------------
(1) Mr. Majteles is the managing member of Treehouse Capital, LLC ("Treehouse"), an investment firm. Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Fund, L.P. have entered into an agreement with Mr. Majteles and Treehouse pursuant to which Treehouse, through Mr. Majteles, provides certain management and financial advisory services for the funds on request. If Mr. Majteles's services are requested by the funds with respect to a particular portfolio investment, Treehouse is entitled to 10% of the funds' net gain (as defined) or net loss (as defined) on the investment during the term of the agreement, offset by certain fees that may be paid by the portfolio company to Treehouse or Mr. Majteles directly. Under the agreement, Mr. Majteles is required to act independently of the funds in discharging his fiduciary duties to shareholders of any company for which he serves as a member of the board of directors and also is obligated not to disclose to the funds or use for his own benefit any confidential information he obtains in connection with his service for a particular portfolio company. Mr. Majteles does not have or share voting or dispositive power over any securities held by the funds. Mr. Majteles has agreed to serve as a director of the Corporation pursuant to this agreement.

The following table lists certain information concerning each of the persons proposed to be nominated for election as a director, the date on which he first became a director of the Corporation, his principal occupation, business or employment during the last five years; the number of shares and options held, and all other positions with the Corporation, if any:

---------------------------------------------------------------------------------------------------------------------
                                                                                                  Number of Common
                  Name                      Director Since      Position with the Corporation    Shares and Options
                                                                                                        Held
---------------------------------------------------------------------------------------------------------------------
C. Ian Ross (1) (2) (3)(4)               February 22, 2000    Director of the Corporation,           500 shares
Collingwood, Ontario, Canada                                  Chair of the Board of Directors    18,506 options (7)
                                                              and Chair of the Corporate
                                                              Governance and Nominating
                                                              Committee.

From July 1999 to September 2003, Mr. Ross was Senior Director, Administration in the Dean's Office at the Richard Ivey School of Business, University of Western Ontario, with responsibility for managing the support functions for the business school. Mr. Ross joined the business school in 1997 as Executive in Residence for the business school's Institute for Entrepreneurship, Innovation and Growth.

Mr. Ross serves as a director of Ontario Power Generation, which is a wholly-owned business corporation, charged with managing and operating Crown provincial electricity generation assets, GrowthWorks WV Canadian Fund (Chair) and GrowthWorks WV Opportunity Fund (Chair), both labour-sponsored venture capital corporations, PetValu Canada Inc. (Chair), a specialty retailer of pet food and pet supplies in Canada and the United States, Comcare Health Services, a community-based company providing health care solutions and Praeda Management Systems Inc., a management systems development company providing software to police and the courts.

---------------------------------------------------------------------------------------------------------------------
Roderick M. Bryden (4) (5)               April 1, 1996        President and Chief Executive     393,532 shares
Ottawa, Ontario, Canada                                       Officer of the Corporation from   464,101 options (8)
                                                              January 2000

Mr. Roderick M. Bryden is the President and Chief Executive Officer of the Corporation, and has held that position since January 2000. Mr. Bryden was Chairman and Chief Executive Officer of the Corporation from April 1996 to December 1999. He has been a member of the Board of Directors since the inception of the Corporation in 1996. Mr. Bryden, along with the Ottawa Heart Institute and Dr. Tofy Mussivand, founded the Corporation in 1996. From 1993 until 2003, Mr. Bryden was the owner of the Ottawa Senators Hockey Club of the National Hockey League, as well as the owner of the Corel Centre, the Team's home ice facility. During this period, he served as Chairman of OSHC Corporation and Palladium Corporation, the entities holding these assets, respectively, and served as the Governor of the Ottawa Senators Hockey Club. He also served as Chair of Terrace Corporation, OSHC Corporation and Palladium Corporation. During 2003, all of the assets of both OSHC Corporation and Palladium Corporation were sold.

From 1991 until present, Mr. Bryden has served as Chairman of SC Stormont Corporation, a financial management services company of which he is also the principal owner and one of three founders. Over the past several years, SC Stormont Corporation has served as a corporate vehicle for managing the ownership of Mr. Bryden's corporate affairs and does not carry on active business at the present time.

---------------------------------------------------------------------------------------------------------------------
                                                                                                  Number of Common
                  Name                      Director Since      Position with the Corporation    Shares and Options
                                                                                                        Held
---------------------------------------------------------------------------------------------------------------------
John F. Carlson (1) (3) (4)              December 3, 2003     Director of the Corporation and   14,285 options (9)
St. Paul, Minnesota, United States                            Chair of the Audit Committee

Mr. John F. Carlson is the former Chairman and Chief Executive Officer of Cray Research, Inc., a supercomputer manufacturer and a predecessor to the business of Cray Inc. and held those positions from 1992 to 1995. Mr. Carlson joined Cray Research, Inc. in 1976 and held several positions at Cray Research, Inc., including as Chief Financial Officer. He received his CPA certificate in 1966.

Mr. Carlson serves as a director on a number of private company boards including BioNumerik Pharmaceuticals Inc. since June 1995. BioNumerik Pharmaceuticals Inc. is a pharmaceutical company focused on the design and development of small molecule drugs for treating patients with cancer. Mr. Carlson is Chair of the Board of Directors of each of BioEnergy, Inc. and Excorp Medical, Inc.. BioEnergy, Inc. is a life sciences company utilizing proprietary platform technologies centered on cellular energy metabolism to improve cardio-vascular health and tissue function. Excorp Medical, Inc. is developing a bio-artificial liver system intended for use in hospitals, almost exclusively in the Intensive Care Units.

---------------------------------------------------------------------------------------------------------------------
William C. (Bill) Garriock (1) (2)(3)    December 3, 2003     Director of the Corporation and   14,285 options (10)
(4) (6)                                                       Chair of the Strategic Planning
Toronto, Ontario, Canada                                      Committee

Mr. Garriock is a professional company director and the retired Chairman (a position held from 2000 to 2003) and former President (a position held from 1994 to 1999) of MDS SCIEX, the analytical instrument division of MDS Inc. Mr. Garriock was also the Executive-at-Large for MDS Inc, a health and life sciences company from 2000 to 2003. From 1993 to 1994, he was Vice President and Managing Partner (Pharmaceuticals) of MDS Health Ventures Inc. following 18 years as President and CEO of Miles Canada Inc. (now Bayer Canada Inc.), a pharmaceutical, diagnostics and consumer products company.

He serves as Chairman or Director of a number of public and private companies, including Nexia Biotechnologies Inc., a company that develops and manufactures complex recombinant proteins in the form of biomaterials with industrial and medical applications and biopharmaceutical products, Aegera Therapeutics Inc., a company developing new therapeutics to enhance existing cancer treatment paradigms, GSW Inc., a leading North American manufacturer of consumer durable products, and Cipher Pharmaceuticals Inc., a pharmaceutical development company.
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                                                  Number of Common
                  Name                      Director Since      Position with the Corporation    Shares and Options
                                                                                                        Held
---------------------------------------------------------------------------------------------------------------------
Robert J. Majteles   (2) (4)             September 23, 2003   Director of the Corporation and   14,285 options (11)
Piedmont, California, United States                           Chair of the Compensation
                                                              Committee

Mr. Majteles founded Treehouse Capital, LLC ("Treehouse"), a firm focused on making "venture-style" investments in micro-cap public technology companies in 2002. Mr. Majteles has been a CEO of three different high tech companies from 1992 to 2002. Prior to leading these companies, Mr. Majteles was a merchant banker with Investment Advisers, Inc. and a mergers and acquisitions attorney at Skadden, Arps, Slate, Meagher & Flom LLP.

Mr. Majteles is a member of the Board of Directors of Adept Technologies, Inc., a manufacturer of flexible automation systems; Artisoft, Inc., a provider of software-based telephone systems; Superconductor Technologies Inc., the global leader in high-temperature superconducting products for wireless voice and data applications; and BigFix, Inc., a developer of software for automating hardware and software maintenance.

-------------------------------------------------------------------------------

(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Corporate Governance and Nominating Committee.

(4)  Member of the Strategic Planning Committee.
(5) During 2003, OSHC Corporation, of which Mr. Bryden is the Chair, was declared to be a debtor company to which the Companies Creditors Arrangements Act (Canada) applied and pursuant to a plan of arrangement an order was issued approving the sale of all of its assets including the Ottawa Senators Hockey Club. During 2003, an interim receiver was appointed for Palladium Corporation of which Mr. Bryden is the Chair, pursuant to the Bankruptcy and Insolvency Act (Canada) (the "BIA") to manage the sale of the Corel Centre. During 2003, all of the assets of OSHC Corporation and Palladium Corporation were sold, with proceeds going to pay down secured creditors. During 2003, a trustee in bankruptcy was also appointed for Terrace Corporation, of which Mr. Bryden is the Chair, pursuant to the BIA. The assets of Terrace Corporation are being sold by its secured creditors, with all proceeds expected to be remitted to secured creditors. Mr. Bryden was a director of Rebel.com Inc. from August 1, 2000 to April 23, 2001. In July 2001 Rebel.com Inc. was placed in receivership and in November 2001 an order was made to declare it bankrupt.
(6) In April 2001, Mr. Garriock assumed the role of Director, Chairman and acting President of Ultravision Inc. to assist in the turnaround of the company. He ceased to be acting President shortly thereafter and resigned as Chairman and Director in July 2002. Ultravision subsequently filed a notice of intent to make a proposal under the BIA in July 2002 and made an assignment of bankruptcy under the BIA in September 2002.
(7) Includes 4,221 options for common shares currently exercisable or exercisable within 60 days by Mr. Ross.
(8) Includes 3,807 options for common shares currently exercisable or exercisable within 60 days by Mr. Bryden.
(9) No options for common shares are currently exercisable or exercisable within 60 days by Mr. Carlson.
(10) No options for common shares are currently exercisable or exercisable within 60 days by Mr. Garriock.
(11) No options for common shares are currently exercisable or exercisable within 60 days by Mr. Majteles.

Proxies in the accompanying form appointing the directors and/or officers named therein to act will (unless otherwise instructed) be voted in favour of the election of the five nominees for directors listed above. Management does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion. Each of the nominees listed above has consented to be named in this Management Information Circular, and if elected, to serve as a director. Each director elected will hold office until the next annual meeting of shareholders or until a successor is elected or appointed, unless the office is vacated earlier.

CORPORATE GOVERNANCE

The Board of Directors and management of the Corporation considers good corporate governance to be essential for the effective and efficient operation of the Corporation. The Toronto Stock Exchange ("TSX") Committee on Corporate Governance in Canada has issued a series of guidelines for effective corporate governance. The guidelines address matters such as the constitution and independence of the board, functions to be performed by the board and its committees and the effectiveness and education of the board members. To implement these guidelines, the TSX has adopted as a listing requirement the disclosure by each listed corporation of its approach to corporate governance with reference to the proposed guidelines. The TSX has approved amendments to the guidelines which will be effective upon approval by the Ontario Securities Commission (the "OSC"). These guidelines may be replaced by a policy of the OSC published for comment in January 2004. The disclosure below addresses both current requirements and proposed amended requirements of the TSX. Each of the TSX's current guidelines is presented below in italics with the Corporation's applicable corporate governance practices disclosed thereafter.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters;

     The Board of Directors, either directly or through its committees, supervises the management and business affairs of WorldHeart. It has the statutory authority and obligation to protect and enhance the assets of the Corporation in the interests of the shareholders. The Board of Directors met ten times during the most recent financial year.

a)   adoption of a strategic planning process;

     The Strategic Planning Committee of the Board of Directors was created on December 3, 2003. All directors of the Corporation are members of the Committee. The mandate of the Strategic Planning Committee is to review the long-range financial and strategic planning efforts of the Corporation as well as to focus on strategic direction, development and successful implementation of the Corporation's strategic plan. The Committee plans to hold its first meeting in May 2004.

     During 2003, the Corporation instituted a strategic plan which was significantly impacted as a result of the Corporation's financial issues. In December 2003, after the Financing was completed, the Corporation reviewed and implemented its strategic plan for 2004 as approved by the Board of Directors.

b) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

     The Board of Directors in its deliberations considers the principal risks of the Corporation's business and receives reports from management on the Corporation's assessment and management of those risks. Management and the Board of Directors are in the process of evaluating its current risk environment and, where necessary, implementing new systems to manage the risks of the Corporation. In 2004, the Audit Committee is also overseeing an evaluation of the Corporation's internal controls environment.

c) succession planning, including appointing, training and monitoring senior management;

     The Compensation Committee has responsibility for succession planning and appointing and monitoring senior management. The Corporation uses a performance management system to monitor performance of senior management and the Compensation Committee has instituted a process to review those metrics on a quarterly basis against the Corporation's overall objectives.

     The Board of Directors encourages senior management to participate in appropriate professional and personal development activities, courses and programs and supports management's commitment to the training and development of all employees. The Strategic Planning Committee also considers aspects of succession planning.

d)   a communications policy for the corporation; and

     The Corporation has maintained a Communications Policy since 1996 that includes a series of requirements to ensure effective, accurate, regular and timely communications between WorldHeart, its shareholders, potential investors and the general public. The Audit Committee reviews all press releases and information with respect to financial information before such information is released.

     The Corporation reviews this Communications Policy annually to ensure it is current in all respects. Under this Communications Policy, the principal spokesperson for the Corporation is the President and Chief Executive Officer.

e) the integrity of the corporation's internal control and management information systems.

     Pursuant to the Audit Committee charter, the Audit Committee is responsible for assessing and reporting to the Board of Directors on the integrity of WorldHeart's internal control and management information systems. The Audit Committee is responsible for reviewing the financial statements of the Corporation and other information as it deems necessary and for meeting with the auditors of the Corporation, including in camera meetings, if and when required.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as "unrelated" directors (free from conflicting interests).

     The Board of Directors currently consists of five directors which includes four unrelated directors within the meaning of the proposed amended TSX guidelines. Each is independent from management and is free from any interest and any business or other relationship which could interfere, or could reasonably be perceived to interfere, materially with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The four unrelated directors are:

     o    C. Ian Ross
     o    John F. Carlson
     o    William C. Garriock
     o    Robert J. Majteles

     The remaining one related director is:

     o    Roderick M. Bryden, President and Chief Executive Officer


     The Board of Directors has also reviewed the independence of the directors in accordance with the regulatory requirements under the Nasdaq Marketplace Rules and has determined that the directors, with the exception of Mr. Bryden, meet the independence criteria of both sets of rules.

     All five members of the current Board of Directors will stand for election at the Annual and Special Meeting.

3. Disclose for each director whether he or she is unrelated and how that conclusion was reached.

     The Board of Directors conducted a review of each director based on criteria provided by the TSX, NASDAQ and applicable securities regulatory authorities with respect to independence. Apart from the President and Chief Executive Officer, all directors are unrelated to the Corporation and to each other. None of the non-employee directors provides services, directly or indirectly, to the Corporation other than services as director. The Board of Directors will conduct the annual analysis with respect to unrelated director designations in consultation with the Corporation's legal counsel.

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

     The Corporate Governance and Nominating Committee is composed solely of unrelated directors and will be responsible for this mandate in accordance with the Committee's charter. Pursuant to the terms of the Financing completed in September 2003, Special Situations Funds has the right to nominate two persons for election or appointment to the Board of Directors of the Corporation provided Special Situations Funds maintains ownership of a certain percentage of shares of the Corporation and Research has the right to nominate one person for election or appointment to the Board of Directors.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

     The Corporate Governance and Nominating Committee is responsible for implementing this process and making these assessments in accordance with the Committee's charter and procedures to be established by the Committee.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

     The Corporate Governance and Nominating Committee is developing an educational package for new directors and is considering additional orientation and educational programs for directors.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

     The Board of Directors believes that the present number of five directors is appropriate to the size of the Corporation. The Corporate Governance and Nominating Committee will periodically review board size in the context of the requirements of the business of the Corporation.

     In the event that the Board of Directors determined that the size of the Board of Directors should be increased to more than five persons, pursuant to the terms of the Financing completed in September 2003, Special Situations Funds, as long as it maintains the right to nominate its two directors, would have the right to maintain a number of nominees representing at least 40% of the members of the Board of Directors.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

     The Compensation Committee periodically reviews the adequacy and form of compensation of directors taking into account the responsibilities and risks involved in being a director.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

     The Board of Directors of WorldHeart currently has four committees: the Compensation Committee; the Audit Committee; the Corporate Governance and Nominating Committee and the Strategic Planning Committee. With the exception of the Strategic Planning Committee, each of these committees is comprised solely of outside and unrelated directors. The Strategic Planning Committee includes Roderick M. Bryden, President and Chief Executive Officer of the Corporation.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

     The Corporate Governance and Nominating Committee has responsibility for these matters in accordance with the Committee's charter.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.

     The Compensation Committee reviews the CEO's responsibilities and corporate objectives annually and in 2004 the Committee has implemented a process of receiving quarterly updates to understand progress toward those objectives. The Committee discusses and develops these objectives in conjunction with the President and CEO and makes recommendations to the Board of Directors in respect of these objectives.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.

     The Board has functioned, and is of the opinion that it can continue to function, independently as required. The Chair is not a member of management. The non-management directors meet separately at the time of each meeting, and, where appropriate, exclude the President and CEO from deliberations in the course of any meeting. The Chair is also a member of each of the Committees.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.

     The Audit Committee adopted an amended and restated charter on December 16, 2003 that specifically sets out its duties including responsibility for overseeing management reporting with respect to internal controls. All members of the Audit Committee are non-management, unrelated and independent directors.

14. The board of directors should implement a system, which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

     Within the Charters of each of the four Committees of the Board of Directors, provision has been made to allow the non-management directors to seek professional or other independent advice, at the expense of WorldHeart, when necessary.


MEETINGS OF DIRECTORS

The information set out below reflects the meetings held by the Board of Directors and its committees during the year ended December 31, 2003.

Board and Committee Meetings Held

     Board of Directors                                     10
     Audit Committee                                        7 (1)
     Compensation Committee                                 2
     Corporate Governance and Nominating Committee          None
     Strategic Planning Committee                           None(2)

(1) The Audit Committee also met several additional times on an informal basis prior to the completion of the Financing in September 2003 to review the financial situation of the Corporation.
(2)  The Strategic Planning Committee was constituted in December 2003.

COMPENSATION OF DIRECTORS

The Board of Directors currently consists of five directors. Non-employee directors of the Corporation may receive compensation by way of stock options pursuant to the Employee Stock Option Plan ("ESOP") for serving on, and attending meetings of, the board of directors and its constituent committees. Prior to the Financing and the restructuring of the Board of Directors, upon election or appointment to the Board of Directors each director was entitled to an initial grant of options for 7,500 pre-consolidated common shares under the ESOP. An annual grant of options for 7,500 pre-consolidated common shares was made to each non-employee director for participation on the Board of Directors and options for 3,750 pre-consolidated common shares were granted annually for participation on each Committee. Those options vested quarterly, in equal amounts, within the fiscal year in respect of which they were granted. In October 2003, the Board of Directors reviewed the compensation of directors. As a result of the review the grant of options was revised such that non-employee directors received a grant of options for 14,285 common shares. With respect to these grants, the options vest as to one third on each of December 31, 2004, 2005 and 2006. No annual grant of options has yet been determined.

Prior to October 2003, non-employee directors of the Corporation received an annual cash fee of $5,000. An additional per diem was paid for Board meetings, Committee meetings or both attended in excess of four per year in an amount of $750 for meetings attended in person and $500 for meetings attended by telephone. Fees were paid at the end of each calendar quarter to the non-employee directors. Non-employee directors were also entitled to be reimbursed for travel and other expenses incurred in attending meetings of the Board of Directors or of a Committee. In October 2003, as part of the Board restructuring, the cash compensation for non-employee directors was also revised. A non-employee director of the Corporation receives an annual cash fee of $11,000. The Chair of the Board receives an additional cash fee of $33,000, the Chair of the Audit Committee receives an additional cash fee of $13,000, and the Chairs of each of the other committees receives an additional cash fee of $10,000. An additional $1,000 per diem fee is paid for meetings attended in person and a $500 per diem fee is paid for meetings attended by telephone. Non-employee directors continue to be entitled to reimbursed for travel and other expenses incurred in attending meetings of the Board of Directors or of a Committee.

For the year ended December 31, 2003, the following option grants were made to non-employee directors:

------------------------------------------------------------------------------------------------------------------
                                            Option                                              Exercise
              Director                       Grant                Date of Grant                   Price
------------------------------------------------------------------------------------------------------------------
Dr. Donald S. Beanlands (1)                  2,142              March 5, 2003                    $13.93
                                               384(5)           March 5, 2003                    $13.65
Dr. Richard L. Lesher (1)                    2,142              March 5, 2003                    $13.93
                                               490(6)           March 5, 2003                    $13.65
Mr. Michael Mussallem (2)                      Nil                       -                            -
Mr. John F. Carlson(4)                      14,285              November 5, 2003                 $10.15
Mr. William C. Garriock(4)                  14,285              December 16, 2003                $10.28
Mr. Robert J. Majteles(3)                   14,285              October 21, 2003                 $10.29
Mr. C. Ian Ross                              2,142              March 5, 2003                    $13.93
                                               365(7)           March 5, 2003                    $13.65
                                            14,285              October 21, 2003                 $10.29

(1) Each of Dr. Beanlands and Dr. Lesher resigned from the Board of Directors in September 2003.
(2) Mr. Mussallem resigned from the Board of Directors on June 15, 2003. Edwards Lifesciences LLC had requested that its nominee, Mr. Mussallem, not be provided with either options or fees.
(3)  Mr. Majteles was appointed to the Board of Directors on September 23, 2003.
(4) Mr. Carlson and Mr. Garriock were appointed to the Board of Directors on December 3, 2003.
(5) Dr. Beanlands exchanged a total of 2,288 options with a weighted average exercise price of $82.60 and expiry dates ranging from June 30, 2003 to December 21, 2008 for 384 new options at an exercise price of $13.65 as part of the option exchange program described under the heading "Option Repricings in the Last Fiscal Year".
(6) Dr. Lesher exchanged a total of 2,571 options with a weighted average exercise price of $74.74 and expiry dates ranging from June 30, 2003 to December 31, 2005 for 490 new options at an exercise price of $13.65 as part of the option exchange program described under the heading "Option Repricings in the Last Fiscal Year".
(7) Mr. Ross exchanged a total of 2,785 options with a weighted average exercise price of $115.21 and expiry dates ranging from March 31, 2004 to February 22, 2009 for 365 new options at an exercise price of $13.65 as part of the option exchange program described under the heading "Option Repricings in the Last Fiscal Year".


DIRECTORS' AND OFFICERS' INDEMNIFICATION

The Corporation maintains directors' and officers' liability insurance in the aggregate amount of US$15,000,000. The aggregate annual premium in the year for such insurance was US$421,000. The by-laws of the Corporation provide that the Corporation shall indemnify a director or officer of the Corporation against liability incurred in such capacity to the extent permitted or required by the Business Corporations Act (Ontario). To the extent the Corporation is required to indemnify the directors or officers pursuant to the by-laws, the insurance policy provides that the Corporation is liable for the initial US$200,000 in respect of each securities claim and the initial US$75,000 with respect to each other claim.

EXECUTIVE COMPENSATION

The following table sets forth the summary information concerning the compensation paid or earned during the three most recently completed financial years by the Corporation's Chief Executive Officer, Chief Financial Officers and three highest paid executive officers, who were serving as executive officers at December 31, 2003 (the "Named Executive Officers"). The table also includes information for individuals who would have been a Named Executive Officer except that they were not serving as officer at year-end.

                                                       Annual Compensation
                                    ----------------------------------------------------------
                                                                                 Common shares
                                                                 Other annual    under options       All other
        Long Name           Year    Salary ($)    Bonus ($)    compensation ($)   granted (#)      Compensation
--------------------------------------------------------------------------------------------------------------------
Roderick M. Bryden (1)      2003      $250,000     $225,625(8)     $42,893         464,101(7)         $162,225(2)
                            2002      $250,000      $40,500        $41,640           4,164(5)         $133,605
                            2001      $250,000     $112,500        $41,640           3,285            $189,388
--------------------------------------------------------------------------------------------------------------------
D. Mark Goudie (3)          2003      $144,900      $95,300(8)         nil          37,395                 nil
                            2002       $95,000      $11,500            nil           2,475                 nil
                            2001           nil          nil            nil             nil                 nil
--------------------------------------------------------------------------------------------------------------------
Robert Griffin              2003      $150,000      $62,500(8)         nil          42,142(7)           $6,000
                            2002      $150,000      $18,600            nil           1,960             $26,000
                            2001      $150,000      $36,450            nil             642             $26,000
--------------------------------------------------------------------------------------------------------------------
Douglas R. Hillier          2003    US$200,000    US$39,126(8)         nil          21,849(7)        US$68,774(9)
                            2002    US$200,000     US$9,000            nil           1,285           US$88,789
                            2001    US$300,000          nil            nil             nil           US$53,665
--------------------------------------------------------------------------------------------------------------------
Jal Jassawalla              2003    US$227,000    US$64,381(8)         nil        104,558(7)         US$24,000(9)
                            2002    US$227,000    US$27,000            nil           4,542           US$24,000
                            2001    US$227,000   US$102,419            nil           4,371           US$24,000
--------------------------------------------------------------------------------------------------------------------
Dr. Tofy Mussivand(4)(5)    2003      $187,500          nil        $32,170          28,587(7)         $445,762(6)
                            2002      $250,000      $40,500        $41,640           4,164             $27,869
                            2001      $250,000     $112,500        $41,640           3,357             $27,721
--------------------------------------------------------------------------------------------------------------------
Ian Malone(4)               2003      $150,000      $25,000(8)     $18,000           6,967(7)         $340,500(10)
                            2002      $200,000      $30,000        $24,000           2,571
                            2001      $200,000      $67,500        $24,000           2,642
--------------------------------------------------------------------------------------------------------------------
Linda Strauss(4)            2003    US$128,333    US$11,476(8)         nil          20,419(7)       US$239,690(11)
                            2002    US$145,000    US$10,400            nil           1,671            US$1,375
                            2001    US$141,750    US$27,188            nil           1,736            US$1,400

(1) Mr. Bryden's services have been provided to the Corporation since April 1, 1996, by SC Stormont Corporation, a corporation controlled by Mr. Bryden. Mr. Bryden is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and SC Stormont Corporation.

(2) During 2003, the Corporation paid insurance premiums of $162,225 relating to $10 million of life insurance coverage, of which certain named family members of Mr. Bryden are the beneficiaries.

(3) Mr. Goudie became Chief Financial Officer of the Corporation on October 1, 2003. Mr. Goudie commenced employment with the Corporation on April 1, 2002 as Director of Finance.

(4) This additional disclosure includes individuals for whom disclosure would have been provided as part of the Named Executive Officers but for the fact that such individuals were not serving as executive officers of the Corporation at the end of fiscal 2003. Dr. Mussivand left the Corporation on September 30, 2003, Mr. Malone left the Corporation on September 30, 2003 and Ms. Strauss left the Corporation on November 28, 2003.

(5) Dr. Mussivand left the Corporation on September 30, 2003. Dr. Mussivand's services were provided to the Corporation since June 1, 1996, by T. Mussivand Professional Services Corporation, a corporation controlled by Dr. Mussivand. Dr. Mussivand was also entitled to receive options under the ESOP and was eligible for performance bonuses during the term of the Service Agreement between the Corporation and T. Mussivand Professional Services Corporation.

(6) During 2003, the Corporation paid insurance premiums of $27,869, relating to $3 million of life insurance coverage, of which certain named family members of Dr. Mussivand are the beneficiaries. Additional amounts represents notice, severance, benefits and vacation lump sum payments to Dr. Mussivand.

(7) Subsequent to the 2003 year end, the following options granted pursuant to the 2003 performance grants were cancelled: Mr. Bryden 2,679 options; Mr. Goudie 50 options; Mr. Griffin 1,607 options; Mr. Hillier 743 options; Mr. Jassawalla 2,000 options; Dr. Mussivand 2,679 options; Mr. Malone 1,286 options and Ms. Strauss 1,393 options. For years prior to 2003, the option grants shown are net of options that were subsequently cancelled.

(8) Includes a special transaction bonus (the "Special Transaction Bonus") related to the completion of the Financing in September 2003 in the following amounts: Mr. Bryden $160,000; Mr. Goudie $73,700; Mr. Griffin $25,000; Mr. Jassawalla US$15,301; Mr. Malone $25,000; Mr. Hillier US$19,126 and Ms. Strauss US$11,476.

(9) During 2003, the Corporation paid US$68,774 relating to commissions and living accommodations for Mr. Hillier and US$24,000 in travel allowances to Mr. Jassawalla.

(10) Amount represents notice, severance, benefits, and vacation lump sum payments to Mr. Malone.

(11) Amount represents notice, severance, benefits, and vacation lump sum payments to Ms. Strauss.

OPTION GRANTS IN LAST FISCAL YEAR

The following table provides information with respect to stock option grants by the Corporation to the Named Executive Officers for the year ended December 31, 2003.


                                                As a Percentage                    Market Value of
                                  Common       of Total Options                       Securities
                               Shares Under       Granted to                      Underlying Options
                                  Options        Employees in      Exercise or     on the Date of
                                  Granted       Financial Year     Base Price            Grant
                     Grant                                         ($/Common                                Expiration
    NEO Name          Type          (#)             (%)               Share)         ($/Common Share)           Date
----------------------------------------------------------------------------------------------------------------------------
Roderick M. Bryden    2003         3,571            .32%              $13.93              $13.93           March 4, 2008
                   Performance     3,571            .32%              $13.93              $13.93           March 4, 2009
                                   3,571            .32%              $13.93              $13.93           March 4, 2010

                      2003         1,129            .10%              $13.65              $13.65           March 4, 2008
                    Exchange       1,129            .10%              $13.65              $13.65           March 4, 2009
                      Grant        1,130            .10%              $13.65              $13.65           March 4, 2010

                      2004       150,000          13.47%              $10.29              $10.29           Dec. 31, 2008
                   Performance   150,000          13.47%              $10.29              $10.29           Dec. 31, 2009
                                 150,000          13.47%              $10.29              $10.29           Dec. 31, 2010
----------------------------------------------------------------------------------------------------------------------------

                                                As a Percentage                    Market Value of
                                  Common       of Total Options                       Securities
                               Shares Under       Granted to                      Underlying Options
                                  Options        Employees in      Exercise or     on the Date of
                                  Granted       Financial Year     Base Price            Grant
                     Grant                                         ($/Common                                Expiration
    NEO Name          Type          (#)             (%)               Share)         ($/Common Share)           Date
----------------------------------------------------------------------------------------------------------------------------
D. Mark Goudie        2003           504            .05%              $13.93              $13.93           March 4, 2008
                   Performance       504            .05%              $13.93              $13.93           March 4, 2009
                                     503            .05%              $13.93              $13.93           March 4, 2010

                      2003            57            .01%               $8.54               $8.54          Sept. 30, 2008
                     General          57            .01%               $8.54               $8.54          Sept. 30, 2009
                                      56            .01%               $8.54               $8.54          Sept. 30, 2010

                      2004        11,905           1.07%              $10.29              $10.29           Dec. 31, 2008
                   Performance    11,905           1.07%              $10.29              $10.29           Dec. 31, 2009
                                  11,904           1.07%              $10.29              $10.29           Dec. 31, 2010

----------------------------------------------------------------------------------------------------------------------------
Robert Griffin        2003         2,143            .19%              $13.93              $13.93           March 4, 2008
                   Performance     2,143            .19%              $13.93              $13.93           March 4, 2009
                                   2,142            .19%              $13.93              $13.93           March 4, 2010

                      2004        11,905           1.07%              $10.29              $10.29           Dec.31, 2008
                   Performance    11,905           1.07%              $10.29              $10.29           Dec.31, 2009
                                  11,904           1.07%              $10.29              $10.29           Dec.31, 2010

----------------------------------------------------------------------------------------------------------------------------
Douglas R. Hillier    2003         1,238            .11%             US$9.45             US$9.45           March 4, 2008
                   Performance     1,238            .11%             US$9.45             US$9.45           March 4, 2009
                                   1,238            .11%             US$9.45             US$9.45           March 4, 2010

                      2003            93            .01%              $13.65              $13.65           March 4, 2008
                    Exchange          93            .01%              $13.65              $13.65           March 4, 2009
                      Grant           92            .01%              $13.65              $13.65           March 4, 2010

                      2004         3,571            .32%             US$7.77             US$7.77           Dec. 31, 2007
                   Performance     3,571            .32%             US$7.77             US$7.77          March 31, 2008
                                   3,571            .32%             US$7.77             US$7.77           June 30, 2008
                                   3,571            .32%             US$7.77             US$7.77          Sept. 30, 2008
                                   3,573            .32%             US$7.77             US$7.77           Dec. 31, 2008

----------------------------------------------------------------------------------------------------------------------------

                                                As a Percentage                    Market Value of
                                  Common       of Total Options                       Securities
                               Shares Under       Granted to                      Underlying Options
                                  Options        Employees in      Exercise or     on the Date of
                                  Granted       Financial Year     Base Price            Grant
                     Grant                                         ($/Common                                Expiration
    NEO Name          Type          (#)             (%)               Share)         ($/Common Share)           Date
----------------------------------------------------------------------------------------------------------------------------
Jal. S. Jassawalla    2003         3,333            .30%             US$9.45             US$9.45           March 4, 2008
                   Performance     3,333            .30%             US$9.45             US$9.45           March 4, 2009
                                   3,334            .30%             US$9.45             US$9.45           March 4, 2010

                      2003           295            .03%              $13.65              $13.65           March 4, 2008
                    Exchange         295            .03%              $13.65              $13.65           March 4, 2009
                      Grant          294            .03%              $13.65              $13.65           March 4, 2010

                      2003           273            .02%             US$9.45             US$9.45           March 4, 2008
                    Exchange         273            .02%             US$9.45             US$9.45           March 4, 2009
                      Grant          272            .02%             US$9.45             US$9.45           March 4, 2010

                                  30,952           2.78%             US$7.77             US$7.77           Dec. 31, 2008
                      2004        30,952           2.78%             US$7.77             US$7.77           Dec. 31, 2009
                   Performance    30,952           2.78%             US$7.77             US$7.77           Dec. 31, 2010

----------------------------------------------------------------------------------------------------------------------------
Dr. Tofy              2003         3,571            .32%              $13.93              $13.93           March 4, 2008
Mussivand(1)       Performance     3,571            .32%              $13.93              $13.93           March 4, 2009
                                   3,571            .32%              $13.93              $13.93           March 4, 2010

                      2003         1,196            .11%              $13.65              $13.65           March 4, 2008
                    Exchange       1,196            .11%              $13.65              $13.65           March 4, 2009
                      Grant        1,196            .11%              $13.65              $13.65           March 4, 2010

                      2004         4,762            .43%              $10.28              $10.28           Dec. 31, 2008
                   Performance     4,762            .43%              $10.28              $10.28           Dec. 31, 2009
                                   4,762            .43%              $10.28              $10.28           Dec. 31, 2010

----------------------------------------------------------------------------------------------------------------------------
Linda Strauss(2)      2003         1,857             .17%            US$9.45             US$9.45           March 4, 2008
                   Performance     1,857             .17%            US$9.45             US$9.45           March 4, 2009
                                   1,857             .17%            US$9.45             US$9.45           March 4, 2010

                      2003            59             .01%             $13.65              $13.65           March 4, 2008
                    Exchange          59             .01%             $13.65              $13.65           March 4, 2009
                      Grant           58             .01%             $13.65              $13.65           March 4, 2010


                      2003           130             .01%            US$9.45             US$9.45           March 4, 2008
                    Exchange         130             .01%            US$9.45             US$9.45           March 4, 2009
                      Grant          129             .01%            US$9.45             US$9.45           March 4, 2010

                      2004         4,761             .43%            US$7.77             US$7.77           Dec. 31, 2008
                   Performance     4,761             .43%            US$7.77             US$7.77           Dec. 31, 2009
                                   4,761             .43%            US$7.77             US$7.77           Dec. 31, 2010

----------------------------------------------------------------------------------------------------------------------------

                                                As a Percentage                    Market Value of
                                  Common       of Total Options                       Securities
                               Shares Under       Granted to                      Underlying Options
                                  Options        Employees in      Exercise or     on the Date of
                                  Granted       Financial Year     Base Price            Grant
                     Grant                                         ($/Common                                Expiration
    NEO Name          Type          (#)             (%)               Share)         ($/Common Share)           Date
----------------------------------------------------------------------------------------------------------------------------
Ian Malone(3)         2003         2,143             .19%             $13.93              $13.93           March 4, 2008
                   Performance     2,143             .19%             $13.93              $13.93           March 4, 2009
                                   2,142             .19%             $13.93              $13.93           March 4, 2010

                      2003           180             .02%             $13.65              $13.65           March 4, 2008
                    Exchange         180             .02%             $13.65              $13.65           March 4, 2009
                      Grant          179             .02%             $13.65              $13.65           March 4, 2010

----------------------------------------------------------------------------------------------------------------------------

(1)  Dr. Mussivand left the Corporation on September 30, 2003.
(2)  Ms. Strauss left the Corporation on November 28, 2003.
(3)  Mr. Malone left the Corporation on September 30, 2003.

The aggregate number of options granted to all Named Executive Officers during the year ended December 31, 2003 was 726,017. Of these, 55,422 were awarded on account of 2003 performance, 9,883 were issued on account of the 2003 Option Exchange Program, and 660,712 were awarded with respect to the 2004 fiscal year depending on achievement of corporate objectives in 2004. Some of these options may be cancelled prior to the end of 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

The Named Executed Officers exercised no options during the year ended December 31, 2003.

OPTION REPRICINGS IN LAST FISCAL YEAR

On March 5, 2003, the Board of Directors approved a proposal to offer employees, officers, directors and consultants the opportunity to exchange options held by them and granted prior to 2003, for a reduced number of options at a price that more closely reflected the then current trading price. The new option price (the "New Exercise Price") for exchanged options, established at the weighted five-day average trading price immediately prior to March 5, 2003, was on a pre-consolidation basis $1.95 and US$1.33 or $13.65 and US$9.45 on a post-consolidation basis. Any options granted pursuant to the exchange vest as to one third on each of the first, second and third anniversary of the date of grant with the exception of options granted to directors of the Corporation which vest on the first anniversary of the date of grant. All such options expire on the fourth anniversary of their respective vesting dates. A resolution permitting the exchange of options by officers and directors of the Corporation was approved at the Corporation's Annual and Special Meeting of Shareholders held on June 16, 2003. Upon the completion of the option exchange, an aggregate of 121,183 options for common shares was exchanged for 23,660 options for common shares by the employees, consultants, directors and officers of the Corporation, as a group.

The Option Exchange Program was implemented in order to provide holders of options then outstanding the opportunity to exchange options held and granted prior to 2003 for a reduced number of options at a price that more closely reflected the then current trading price.

The following table provides information with respect to option exchanges by the Corporation for the benefit of the Named Executive Officers during the year ended December 31, 2003. The numbers of options and exercise prices have been adjusted to reflect the one-for-seven share consolidation on December 1, 2003.

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Market Price of
                                  Exercise Price                          Common Shares      Number of
                      Options           of          Expiry Date of         at time of         Options    Exercise
                    Surrendered     Surrendered   Options Surrendered       Exchange         issued in     Price
                    for Exchange      Options        for Exchange           ($/Common        Exchange(1) ($/Common
   NEO Name             (#)                                                   Share)                       Share)       Expiry Date
------------------------------------------------------------------------------------------------------------------------------------
Roderick M. Bryden      285            $47.60      December 17, 2003          $13.65             82        $13.65      March 4, 2008
                        285            $47.60      December 17, 2004          $13.65             82        $13.65      March 4, 2009
                        287            $47.60      December 17, 2005          $13.65             82        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        214            $47.60      December 31, 2003          $13.65             82        $13.65      March 4, 2008
                        214            $47.60      December 31, 2004          $13.65             82        $13.65      March 4, 2009
                        214            $47.60      December 31, 2005          $13.65             82        $13.65      March 4, 2010
                        215            $47.60      December 31, 2006          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        257            $47.60      February 24, 2004          $13.65             99        $13.65      March 4, 2008
                        257            $47.60      February 24, 2005          $13.65             99        $13.65      March 4, 2009
                        257            $47.60      February 24, 2006          $13.65             99        $13.65      March 4, 2010
                        257            $47.60      February 24, 2007          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                         23            $64.75        July 12, 2003            $13.65              8        $13.65      March 4, 2008
                         23            $64.75        July 12, 2004            $13.65              8        $13.65      March 4, 2009
                         23            $64.75        July 12, 2005            $13.65              8        $13.65      March 4, 2010
                         23            $64.75        July 12, 2006            $13.65
                         23            $64.75        July 12, 2007            $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        284            $84.00       January 5, 2004           $13.65             77        $13.65      March 4, 2008
                        286            $84.00       January 5, 2005           $13.65             77        $13.65      March 4, 2009
                        286            $84.00       January 5, 2006           $13.65             78        $13.65      March 4, 2010
                        286            $84.00       January 5, 2007           $13.65
                        286            $84.00       January 5, 2008           $13.65
------------------------------------------------------------------------------------------------------------------------------------
                         89            $84.00       January 5, 2004           $13.65             24        $13.65      March 4, 2008
                         89            $84.00       January 5, 2005           $13.65             24        $13.65      March 4, 2009
                         89            $84.00       January 5, 2006           $13.65             24        $13.65      March 4, 2010
                         89            $84.00       January 5, 2007           $13.65
                         90            $84.00       January 5, 2008           $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        457            $88.55      December 21, 2004          $13.65            118        $13.65      March 4, 2008
                        457            $88.55      December 21, 2005          $13.65            118        $13.65      March 4, 2009
                        457            $88.55      December 21, 2006          $13.65            118        $13.65      March 4, 2010
                        457            $88.55      December 21, 2007          $13.65
                        457            $88.55      December 21, 2008          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                         83            $88.55      December 21, 2004          $13.65             22        $13.65      March 4, 2008
                         85            $88.55      December 21, 2005          $13.65             22        $13.65      March 4, 2009
                         85            $88.55      December 21, 2006          $13.65             21        $13.65      March 4, 2010
                         85            $88.55      December 21, 2007          $13.65
                         85            $88.55      December 21, 2008          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        238           $119.00       January 14, 2006          $13.65              9        $13.65      March 4, 2008
                                                                                                  9        $13.65      March 4, 2009
                                                                                                  9        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                      1,071            $74.55       January 23, 2006          $13.65            196        $13.65      March 4, 2008
                      1,071            $74.55       January 23, 2007          $13.65            196        $13.65      March 4, 2009
                      1,072            $74.55       January 23, 2008          $13.65            196        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                         71            $74.55      December 31, 2005          $13.65              4        $13.65      March 4, 2008
                                                                                                  4        $13.65      March 4, 2009
                                                                                                  5        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                      1,388            $46.41       January 4, 2007           $13.65            408        $13.65      March 4, 2008
                      1,388            $46.41       January 4, 2008           $13.65            408        $13.65      March 4, 2009
                      1,388            $46.41       January 4, 2009           $13.65            408        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Market Price of
                                  Exercise Price                          Common Shares      Number of
                      Options           of          Expiry Date of         at time of         Options    Exercise
                    Surrendered     Surrendered   Options Surrendered       Exchange         issued in     Price
                    for Exchange      Options        for Exchange           ($/Common        Exchange(1) ($/Common
   NEO Name             (#)                                                   Share)                       Share)       Expiry Date
------------------------------------------------------------------------------------------------------------------------------------
Douglas R. Hillier    1,428           $119.00      December 31, 2005          $13.65             92        $13.65      March 4, 2008
                      1,000           $119.00      December 31, 2006          $13.65             92        $13.65      March 4, 2009
                                                                                                 94        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
Jal S. Jassawalla        50           $119.00        June 22, 2005            $13.65              6        $13.65      March 4, 2008
                         50           $119.00        June 22, 2006            $13.65              6        $13.65      March 4, 2009
                         50           $119.00        June 22, 2007            $13.65              5        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        228           $119.00       January 25, 2006          $13.65              9        $13.65      March 4, 2008
                                                                                                  9        $13.65      March 4, 2009
                                                                                                  8        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                      1,492           $119.00        June 22, 2005            $13.65            171        $13.65      March 4, 2008
                      1,492           $119.00        June 22, 2006            $13.65            171        $13.65      March 4, 2009
                      1,492           $119.00        June 22, 2007            $13.65            171        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        952           $119.00        June 30, 2005            $13.65            109        $13.65      March 4, 2008
                        952           $119.00        June 30, 2006            $13.65            109        $13.65      March 4, 2009
                        952           $119.00        June 30, 2007            $13.65            109        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                      1,457          US$49.70       January 23, 2006          $13.65            273       US$9.45      March 4, 2008
                      1,457          US$49.70       January 23, 2007          $13.65            273       US$9.45      March 4, 2009
                      1,457          US$49.70       January 23, 2008          $13.65            272       US$9.45      March 4, 2010

------------------------------------------------------------------------------------------------------------------------------------
Dr. Tofy Mussivand      285            $47.60      December 17, 2003          $13.65             82        $13.65      March 4, 2008
                        285            $47.60      December 17, 2004          $13.65             82        $13.65      March 4, 2009
                        287            $47.60      December 17, 2005          $13.65             81        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        285            $47.60      December 31, 2003          $13.65            109        $13.65      March 4, 2008
                        285            $47.60      December 31, 2004          $13.65            109        $13.65      March 4, 2009
                        285            $47.60      December 31, 2005          $13.65            109        $13.65      March 4, 2010
                        287            $47.60      December 31, 2006          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        285            $47.60      February 24, 2004          $13.65            109        $13.65      March 4, 2008
                        285            $47.60      February 24, 2005          $13.65            109        $13.65      March 4, 2009
                        285            $47.60      February 24, 2006          $13.65            109        $13.65      March 4, 2010
                        287            $47.60      February 24, 2007          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                         92            $64.75        July 12, 2003            $13.65             32        $13.65      March 4, 2008
                         92            $64.75        July 12, 2004            $13.65             32        $13.65      March 4, 2009
                         92            $64.75        July 12, 2005            $13.65             33        $13.65      March 4, 2010
                         92            $64.75        July 12, 2006            $13.65
                         95            $64.75        July 12, 2007            $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        284            $84.00       January 5, 2004           $13.65             77        $13.65      March 4, 2008
                        286            $84.00       January 5, 2005           $13.65             77        $13.65      March 4, 2009
                        286            $84.00       January 5, 2006           $13.65             78        $13.65      March 4, 2010
                        286            $84.00       January 5, 2007           $13.65
                        286            $84.00       January 5, 2008           $13.65
------------------------------------------------------------------------------------------------------------------------------------
                         89            $84.00       January 5, 2004           $13.65             24        $13.65      March 4, 2008
                         89            $84.00       January 5, 2005           $13.65             24        $13.65      March 4, 2009
                         89            $84.00       January 5, 2006           $13.65             24        $13.65      March 4, 2010
                         89            $84.00       January 5, 2007           $13.65
                         90            $84.00       January 5, 2008           $13.65
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Market Price of
                                  Exercise Price                          Common Shares      Number of
                      Options           of          Expiry Date of         at time of         Options    Exercise
                    Surrendered     Surrendered   Options Surrendered       Exchange         issued in     Price
                    for Exchange      Options        for Exchange           ($/Common        Exchange(1) ($/Common
   NEO Name             (#)                                                   Share)                       Share)       Expiry Date
------------------------------------------------------------------------------------------------------------------------------------
Dr. Tofy                457            $88.55      December 21, 2004          $13.65            117        $13.65      March 4, 2008
Mussivand (cont.)       457            $88.55      December 21, 2005          $13.65            117        $13.65      March 4, 2009
                        457            $88.55      December 21, 2006          $13.65            118        $13.65      March 4, 2010
                        457            $88.55      December 21, 2007          $13.65
                        457            $88.55      December 21, 2008          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                         83            $88.55      December 21, 2004          $13.65             22        $13.65      March 4, 2008
                         85            $88.55      December 21, 2005          $13.65             22        $13.65      March 4, 2009
                         85            $88.55      December 21, 2006          $13.65             21        $13.65      March 4, 2010
                         85            $88.55      December 21, 2007          $13.65
                         85            $88.55      December 21, 2008          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        238           $119.00       January 14, 2006          $13.65              9        $13.65      March 4, 2008
                                                                                                  9        $13.65      March 4, 2009
                                                                                                  9        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                      1,071            $74.55       January 23, 2006          $13.65            196        $13.65      March 4, 2008
                      1,071            $74.55       January 23, 2007          $13.65            196        $13.65      March 4, 2009
                      1,072            $74.55       January 23, 2008          $13.65            196        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        142            $74.55      December 31, 2005          $13.65              9        $13.65      March 4, 2008
                                                                                                  9        $13.65      March 4, 2009
                                                                                                  8        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                      1,388            $46.41       January 4, 2007           $13.65            408        $13.65      March 4, 2008
                      1,388            $46.41       January 4, 2008           $13.65            408        $13.65      March 4, 2009
                      1,388            $46.41       January 4, 2009           $13.65            408        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
Linda R. Strauss         33           $119.00        June 22, 2005            $13.65              4        $13.65      March 4, 2008
                         33           $119.00        June 22, 2006            $13.65              4        $13.65      March 4, 2009
                         35           $119.00        June 22, 2007            $13.65              3        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        228           $119.00       January 15, 2006          $13.65              9        $13.65      March 4, 2008
                                                                                                  9        $13.65      March 4, 2009
                                                                                                  8        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        404           $119.00        June 22, 2005            $13.65             46        $13.65      March 4, 2008
                        404           $119.00        June 22, 2006            $13.65             46        $13.65      March 4, 2009
                        405           $119.00        June 22, 2007            $13.65             47        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        172          US$49.70       January 23, 2006          $13.65             32       US$9.45      March 4, 2008
                        172          US$49.70       January 23, 2007          $13.65             32       US$9.45      March 4, 2009
                        172          US$49.70       January 23, 2008          $13.65             32       US$9.45      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                        406          US$38.38        April 2, 2006            $13.65             97       US$9.45      March 4, 2008
                        406          US$38.38        April 2, 2007            $13.65             97       US$9.45      March 4, 2009
                        408          US$38.38        April 2, 2008            $13.65             98       US$9.45      March 4, 2010

------------------------------------------------------------------------------------------------------------------------------------
Ian W. Malone            69            $64.75        July 12, 2003            $13.65             24        $13.65      March 4, 2008
                         69            $64.75        July 12, 2004            $13.65             24        $13.65      March 4, 2009
                         69            $64.75        July 12, 2005            $13.65             25        $13.65      March 4, 2010
                         69            $64.75        July 12, 2006            $13.65
                         71            $64.75        July 12, 2007            $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        142            $84.00       January 5, 2004           $13.65             39        $13.65      March 4, 2008
                        143            $84.00       January 5, 2005           $13.65             39        $13.65      March 4, 2009
                        143            $84.00       January 5, 2006           $13.65             38        $13.65      March 4, 2010
                        143            $84.00       January 5, 2007           $13.65
                        143            $84.00       January 5, 2008           $13.65
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Market Price of
                                  Exercise Price                          Common Shares      Number of
                      Options           of          Expiry Date of         at time of         Options    Exercise
                    Surrendered     Surrendered   Options surrendered       Exchange         issued in     Price
                    for Exchange      Options        for Exchange           ($/Common        Exchange(1) ($/Common
   NEO Name             (#)                                                   Share)                       Share)       Expiry Date
------------------------------------------------------------------------------------------------------------------------------------
Ian Malone (cont.)       57            $84.00       January 5, 2004           $13.65             15        $13.65      March 4, 2008
                         57            $84.00       January 5, 2005           $13.65             15        $13.65      March 4, 2009
                         57            $84.00       January 5, 2006           $13.65             16        $13.65      March 4, 2010
                         57            $84.00       January 5, 2007           $13.65
                         58            $84.00       January 5, 2008           $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        285            $88.55      December 21, 2004          $13.65             73        $13.65      March 4, 2008
                        285            $88.55      December 21, 2005          $13.65             73        $13.65      March 4, 2009
                        285            $88.55      December 21, 2006          $13.65             74        $13.65      March 4, 2010
                        285            $88.55      December 21, 2007          $13.65
                        288            $88.55      December 21, 2008          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                         55            $88.55      December 21, 2004          $13.65             14        $13.65      March 4, 2008
                         55            $88.55      December 21, 2005          $13.65             14        $13.65      March 4, 2009
                         55            $88.55      December 21, 2006          $13.65             14        $13.65      March 4, 2010
                         55            $88.55      December 21, 2007          $13.65
                         57            $88.55      December 21, 2008          $13.65
------------------------------------------------------------------------------------------------------------------------------------
                        238           $119.00       January 14, 2006          $13.65              9        $13.65      March 4, 2008
                                                                                                  9        $13.65      March 4, 2009
                                                                                                  9        $13.65      March 4, 2010
------------------------------------------------------------------------------------------------------------------------------------
                         71            $74.55      February 28, 2003          $13.65              4        $13.65      March 4, 2008
                                                                                                  4        $13.65      March 4, 2009
                                                                                                  5        $13.65      March 4, 2010

------------------------------------------------------------------------------------------------------------------------------------

(1) The new options received as part of the option exchange program vest equally over three years commencing on the first anniversary of the date of grant, regardless of the vesting period of the initial grant of options .


EQUITY COMPENSATION PLAN INFORMATION

The Corporation adopted the ESOP on December 6, 1996 and amended and restated the ESOP on March 6, 1997, October 27, 1997, October 27, 1998, February 23, 1999, May 15, 2000, April 26, 2001, May 1, 2002, October 16, 2003 and March 9,
2004. The ESOP is intended to encourage ownership in the Corporation's shares by full-time employees, senior officers, directors and consultants of the Corporation. The ESOP is administered by the Compensation Committee. The maximum number of common shares which may be reserved and set aside under options to eligible persons pursuant to the ESOP is 1,501,857 common shares. The maximum number of common shares reserved for issuance to any one person under the ESOP shall not exceed 5% of the issued and outstanding common shares from time to time. Pursuant to the ESOP, the option exercise price for all options is determined by the Compensation Committee based on fair market value at the date of grant. Unless otherwise determined by the Compensation Committee, options will vest in equal amounts on each of the first, second and third anniversary of the date of grant and must be exercised within a four year period from each date of vesting. Some options previously granted under the ESOP vest over a five year period and some options grants to non-employee directors vest quarterly, in equal amounts, within the fiscal year in respect of which they are granted and must be exercised within a four-year period from each date of vesting.

---------------------------------------------------------------------------------------------------------------------
                                                                                             Number of Securities
                                           Number of Securities      Weighted-Average       Remaining Available for
                                            to be Issued Upon        Exercise Price of       Future Issuance Under
        Plan Category                          Exercise of              Outstanding        Equity Compensation Plans
                                           Outstanding Options,      Options, Warrants       (Excluding Securities
                                            Warrans and Rights           and Rights        Reflected in Column (a))
                                                                                                      (1)

                                                    (a)                      (b)                      (c)
----------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by            1,184,013                $15.70                     317,844
security holders
----------------------------------------------------------------------------------------------------------------------
Total                                            1,184,013                $15.70                     317,844
----------------------------------------------------------------------------------------------------------------------

(1) These common shares are available for issuance under the ESOP. 18,571 common shares under the ESOP were transferred from the ESOP and reserved for issuance upon the exercise of warrants issued to a corporate advisor to the Corporation in June 2001. These warrants expire in June 2004.


EMPLOYMENT AGREEMENTS

The Corporation had entered into a Service Agreement dated September 26, 1996 and effective December 17, 1996 with SC Stormont Corporation, which is controlled by Roderick M. Bryden, pursuant to which the services of Mr. Bryden are provided to the Corporation. In 2003, the annual fee was $250,000. The Service Agreement expired on December 31, 2001; however, it is subject to automatic renewal on an annual basis unless either party gives 180 days prior notice of termination with respect to any renewal. The Corporation may terminate Mr. Bryden without cause upon making a lump sum payment equal to twelve months service fee plus benefits.

Under the Service Agreement, Mr. Bryden is entitled to receive stock options, subject to specific performance requirements, under the ESOP and is eligible for performance bonus. In 2003, Mr. Bryden received 2003 performance options for 14,101 common shares and $62,625 as a performance bonus.

As notice of termination has not been provided by either party, the Service Agreement remained in effect for 2003 with annual fees and other compensation as set forth within the "Executive Compensation" section of this Management Information Circular.

The Corporation entered into a Service Agreement dated September 26, 1996 and effective December 17, 1996 with T. Mussivand Professional Services Corporation, which is controlled by Dr. Tofy Mussivand, pursuant to which the services of Dr. Mussivand were provided to the Corporation at an annual fee. The Service Agreement expired on December 31, 2001; however, it is subject to automatic renewal on an annual basis unless either party gives 180 days prior notice of termination with respect to any renewal. Under the Service Agreement, the Corporation was entitled to terminate Dr. Mussivand without cause upon making a lump-sum payment equal to twelve months' service fee plus benefits.

On September 30, 2003, the Service Agreement was terminated and pursuant to the terms of the Service Agreement, Dr. Mussivand received a severance, benefits and accrued vacation in a lump sum payment of $417,893.

On March 6, 2003, the Corporation entered into an employment agreement with Mr. Hillier that was effective from January 1, 2003 to December 31, 2003 and was subject to automatic renewal. Mr. Hillier's base salary under the agreement was US$200,000 and there was an additional commission and bonuses target of US$150,000 based on meeting specific performance criteria. In addition, Mr. Hillier was eligible to participate in the Corporation's ESOP. The Agreement was terminable by either party upon two months written notice. The Corporation provided notice to Mr. Hillier under this Agreement in January 2004.

LOANS TO DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, or any associate of the directors or officers of the Corporation, has been or is indebted to the Corporation.

REPORT ON EXECUTIVE COMPENSATION AND COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to compensation for employees of the Corporation and remuneration of directors of the Corporation and administers the ESOP. The Compensation Committee met twice in 2003. The Compensation Committee comprised of Messrs. Majteles (Chair), Garriock and Ross met once in December 2003. Prior to completion of the Financing in September 2003, the Compensation Committee comprised of Messrs. Lesher (Chair), Beanlands and Ross met once.

The Corporation's executive compensation plan is based on a pay for performance philosophy. It takes into account individual job responsibilities and gives consideration to both individual and corporate performance. The compensation for each of the Named Executive Officers and executive officers as a group consists of four elements: a fixed base salary, a variable incentive component, a longer term incentive in the form of stock options, and benefits. In addition, the compensation program for Douglas R. Hillier included a sales-based commission component.

Base salaries for all employees, including executives, use the Corporation's estimated market value of each position based on the 50th percentile for market compensation data obtained from industry salary surveys, including the 2003 Medical Device Industry Compensation Benchmark Survey (MEDIC) for US-based companies and the 6th Edition (2003) TechEdge Compensation Survey for the Canadian hi-tech marketplace. Base salaries are then set at between plus or minus 20 percent of the estimated market value. Increases or decreases in salary levels, effective January 1st each year, are proposed to the Compensation Committee for review and a recommendation is subsequently made to the Board of Directors for approval. Base salaries of the Corporation's executive officers, were frozen for the years ended December 31, 2002 and 2003. Any increase in compensation in 2002 and 2003 was added to the cash bonus component of each executive officer's annual compensation. This has resulted in a more highly leveraged compensation structure than was evident in the current salary data. The Compensation Committee has adjusted the compensation for 2004 to make up for past base salary freezes and to have base salaries and performance-based cash compensation be more reflective of current market data.

Executive participation in the annual bonus and incentive based stock plans is also based on recommendations by the Compensation Committee at the commencement of each fiscal year and subject to actual performance against documented corporate and individual goals and objectives. At the conclusion of the year, the Compensation Committee reviews the actual performance of both the Corporation and individual executive officers against the predetermined goals and objectives to arrive at a recommended bonus and option grant considered as earned during the year.

For the year ended December 31, 2003, for the purposes of the executive compensation calculations, the Corporation identified two overall corporate goals: the re-focusing of the business operations of WorldHeart onto the Novacor LVAS product; and continued development of the next generation LVAS product, with progress consistent with the goal of the Corporation to commence clinical trials in 2005. These overall corporate goals were further broken down into specific subsets of identifiable objectives and measures by division within the Corporation for which the individual members of the executive team were responsible.

These initial objectives were established at the beginning of the year, on the assumption that a significant financing transaction would be completed by the end of the first quarter. When this did not happen, the objectives for the year were modified to place more emphasis for each executive officer on completion of the financing, and to scale back initiatives that were not critical to completing the financial transaction, increasing the level of sales, supporting the product in the marketplace, pursuing expanded regulatory approvals, or maintaining existing regulatory approvals for the product.

Significant indications of success, in a difficult operating environment, were taken into account in determining divisional performance for the year.

Based on these and other factors, each division was assessed against the actual results achieved during the year, with due regard to the limitations placed on each executive and the Corporation overall during the year arising from the resource limitations necessitated by the lengthy process of securing additional financing, and a percentage from 75% to 80% was applied to that division's performance for the year, on a subjective basis. For the cash bonus component of executive officers' compensation, an additional factor, based on the increase in the Corporation's share price over the course of the year, is applied. For 2003, as a result of the decrease in share value during the year, this factor was set at the lower limit of 50%. Accordingly, the actual cash bonus paid to an executive officer, including the CEO, was calculated as the individual cash bonus target multiplied by the divisional performance factor multiplied by 50%. Accordingly, cash bonuses, excluding the Special Transaction Bonus, were earned as to 37.5% to 40% of the target.

The option component of an executive officer's compensation is calculated as the individual option target multiplied by the divisional performance factor.

In light of the importance to the Corporation of the completion of the September 2003 Financing, and the manner in which the transaction was completed, the Board of Directors determined to direct one half of the amount by which the actual third party transaction expenses were less than the budgeted amounts for the transaction to pay a Special Transaction Bonus in recognition of each executive's contribution to the successful completion of the transaction.

Chief Executive Officer's Compensation

The Compensation Committee assessed the overall performance of the CEO on the basis of his contribution to the objectives and targets established by the Corporation as well as his contribution to completing the financing, using the same methodology as for the other executive officers of the Corporation.

As stated above, the CEO's base salary of $250,00 has been frozen since 2001, and the bonus target for 2001 of $125,000, or 50% of base, increased to $175,000 for 2003 as a result of the base salary freeze for 2002 and 2003. The base salary and targeted bonus was approved for the 2001 fiscal year based on a review of market compensation data and determination of the estimated market value for the position, as described above. For 2001, the CEO's total targeted compensation set at the estimated market value for that position which was the median point of the market compensation data. The comparator group to establish the estimated market value included mid-sized public Canadian high-technology companies based in eastern Canada. In Ottawa, the job market from which the Corporation recruits its management level and executive employees is dominated by telecommunications and other high-technology companies based in eastern Canada. To obtain relevant market data for 2001, the Corporation subscribed to the 2001/2002 Executive Compensation Report from Watson Wyatt and the Executive Management & Professional Compensation Survey, 2001 from William M. Mercer Limited.

For 2003, 60% of the target bonus was to be earned based on the development of the Novacor LVAS business and 40% was to be earned based on the continued development of the next generation VAD. On a subjective basis, the Compensation Committee assessed the CEO's performance at 75%, and as discussed above the share-based performance factor had been set at the lower limit of 50%. Accordingly, 37.5% of the target bonus, or $62,625 was paid to the CEO as a bonus for 2003. In addition, the CEO was paid a Special Transaction Bonus of $160,000, as determined by the Board of Directors, being a share of the total Special Transaction bonus paid to the executive group of $320,000.

PERFORMANCE GRAPH

The following graph compares the percentage change since December 31, 1998 in the per share value of the Corporation's common shares with the percentage change since December 31, 1998 in the value of the S&P/TSX Composite Index and the S&P/TSX Healthcare Index.

[Line graph depicting (1) S&P/TSX Healthcare at $100 between December 1998 and March 1999, slightly below $100 between March 1999 and June 1999, slightly above $100 between June 1999 and September 1999, slightly above $100 between September 1999 and December 1999, at $120 between December 1999 and March 2000, slightly above $120 between March 2000 and June 2000, above $140 between June 2000 and September 2000, above $160 between September 2000 and December 2000, slightly below $140 between December 2000 and March 2001, above $120 between March 2001 and June 2001, below $140 between June 2001 and September 2001, at $120 between September 2001 and December 2001, slightly above $140 between December 2001 and March 2002, below $140 between March 2002 and June 2002, above $100 between June 2002 and September 2002, below $100 between September 2002 and December 2002, slightly below $100 between December 2002 and March 2003, slightly below $100 between March 2003 and June 2003, slightly below $120 between June 2003 and September 2003, slightly below $120 between September 2003 and December 2003 and below $120 after December 2003, (2) S&P/TSX Composite at $100 between December 1998 and March 1999, slightly above $100 between March 1999 and June 1999, above $100 between June 1999 and September 1999, above $100 between September 1999 and December 1999, slightly below $140 between December 1999 and March 2000, below $160 between March 2000 and June 2000, at $160 between June 2000 and September 2000, slightly above $160 between September 2000 and December 2000, at $140 between December 2000 and March 2001, at $120 between March 2001 and June 2001, slightly above $120 between June 2001 and September 2001, below $120 between September 2001 and December 2001, slightly above $120 between December 2001 and March 2002, slightly above $120 between March 2002 and June 2002, slightly below $120 between June 2002 and September 2002, at $100 between September 2002 and December 2002, above $100 between December 2002 and March 2003, slightly above $100 between March 2003 and June 2003, slightly below $120 between June 2003 and September 2003, slightly above $120 between September 2003 and December 2003 and slightly below $140 after December 2003, and (3) the Corporation at $100 between December 1998 and March 1999, at $180 between March 1999 and June 1999, below $140 between June 1999 and September 1999, slightly below $140 between September 1999 and December 1999, at $120 between December 1999 and March 2000, slightly below $160 between March 2000 and June 2000, slightly above $140 between June 2000 and September 2000, above $120 between September 2000 and December 2000, at $80 between December 2000 and March 2001, slightly below $80 between March 2001 and June 2001, above $100 between June 2001 and September 2001, slightly below $60 between September 2001 and December 2001, slightly below $60 between December 2001 and March 2002, slightly above $40 between March 2002 and June 2002, below $40 between June 2002 and September 2002, slightly below $20 between September 2002 and December 2002, below $20 between December 2002 and March 2003, slightly below $20 between March 2003 and June 2003, below $20 between June 2003 and September 2003, below $20 between September 2003 and December 2003 and slightly below $20 after December 2003.]

APPOINTMENT OF AUDITORS

Each of the Audit Committee and the Board of Directors of the Corporation recommend that the shareholders vote for the appointment of PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors. PwC and their predecessors, Coopers & Lybrand, Chartered Accountants, have been auditors of the Corporation since April 1, 1996.

PwC billed the Corporation an aggregate of $179,000 for professional services rendered in connection with the audit of the Corporation's financial statements for the most recent fiscal year including consultations on accounting issues relating to items included in the 2003 consolidated financial statements, the review of the Corporation's quarterly financial information, quarterly reports, annual information form, annual report and management information circular during the year.

In addition, PwC billed the Corporation $60,000 during the year for consultations associated with tax advisory services and $35,000 with respect for consultations related to capital transaction and various other general financial consultation services.

RESOLUTION NO. 1 - CONFIRMATION OF AMENDMENT NO. 2 TO BY-LAW NO. 1

Shareholders will be asked to consider and approve, with or without variation, Resolution No. 1, the full text of which is set forth in Schedule A to this Management Information Circular, confirming the adoption of Amendment No. 2 to By-Law No. 1 of the Corporation.

Prior to adoption of Amendment No. 2 by the Board of Directors, By-law No. 1 provided that a quorum for meetings of shareholders shall be constituted by persons holding or representing not less than 33 1/3 % of the votes entitled to be cast thereat and that in the event of an adjournment of the meeting of shareholders because of failure to obtain a quorum, at such adjourned meeting the persons holding or representing the voting rights who are present constitute irrespective of the percentage those holders represent. In connection with the Corporation's listing of its common shares on the NASDAQ National Market, NASDAQ has requested that the Corporation amend its By-law No. 1 to provide that a quorum for an adjourned meeting of shareholders requires the attendance of persons holding or representing not less than 10 % of the votes entitled to be cast thereat. On March 9, 2004, the Board of Directors passed a resolution providing for such an amendment to By-Law No. 1.

Pursuant to Section 116(2) of the Business Corporations Act (Ontario), the directors must submit the adoption of Amendment No. 2 to By-Law No. 1 to the Annual and Special Meeting for confirmation by shareholders. Amendment No. 2 to By-Law No. 1 will cease to be in force if it is not confirmed by the shareholders at the Annual and Special Meeting.

Resolution No. 1 must be confirmed by a majority of the votes cast at the Annual and Special Meeting in respect of Resolution No. 1. The Board of Directors has determined that confirmation of Amendment No. 2 to By-Law No. 1 of the Corporation is in the best interests of the Corporation and unanimously recommends that the shareholders confirm Amendment No. 2 to By-Law No. 1 by voting FOR Resolution No. 1.

OTHER MATTERS

The management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Annual and Special Meeting and of no other business to be brought before the meeting. However, if any amendment, variation or other business is properly brought before the meeting, the accompanying Form of Proxy confers discretionary authority on the persons named therein to vote on any amendment or variation of the matters referred to in the Notice of Annual and Special Meeting, or such other business, in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Shareholders may request copies of the corporation's financial statements and management's discussion and analysis by writing to the Chief Financial Officer of the Corporation at 1 Laser Street, Ottawa, Ontario, K2E 7V1 or by calling 613-226-4278 or obtain copies on the Corporation's website www.worldheart.com. Financial information is provided in the Corporation's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2003.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Ottawa, Ontario, Canada, this 31st day of March, 2004.


/s/ C. Ian Ross

C. Ian Ross, Chairman

                                            SCHEDULE A

Resolution No. 1 - Confirming the Adoption of Amendment No. 2 to By-Law No. 1 of the Corporation

BE IT RESOLVED THAT Amendment No. 2 to By-law No. 1 of the Corporation, as set forth below, as passed by the Board of Directors of the Corporation on March 9, 2004 is hereby confirmed.

By-Law No. 1 is amended by deleting Paragraph (b) of Article 3 and inserting the following in its place:

"(b) Quorum, Voting and Adjournments

     A quorum for the transaction of business at any meeting of shareholders of the Corporation shall be shareholders present in person or represented by proxy, holding not less than 33 1/3 % of the shares of the Corporation entitled to be voted at such meeting.

     If at any such meeting a quorum is not present within thirty minutes after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than seven days later. At such adjourned meeting the holders of shares carrying voting rights of not less than 10% of the shares of the Corporation who are present in person or represented by proxy shall constitute a quorum thereat and may transact the business for which the meeting was originally called notwithstanding that such quorum is not present throughout the meeting."

                                                                          Item 4

                             WORLD HEART CORPORATION
                     1 Laser Street, Ottawa, Ontario, Canada
                                     K2E 7V1

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of World Heart Corporation ("WorldHeart" or the "Corporation") will be held at the TSX Broadcast and Conference Centre, The Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on May 12, 2004 at 3:00 p.m. for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the twelve months ended December 31, 2003, together with the report of the auditors thereon;

2.   to elect directors;

3. to appoint PricewaterhouseCoopers LLP as auditors and authorize the directors to fix their remuneration;

4. to consider and, if thought advisable, to pass with or without amendment, Resolution No. 1, the full text of which is set out in Schedule A to the Management Information Circular, confirming the adoption of Amendment No. 2 to By-law No. 1 of the Corporation; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice is accompanied by a Form of Proxy and a Management Information Circular. The holders of common shares of record on April 5, 2004 will be entitled to receive notice of the Annual and Special Meeting of Shareholders.

DATED at Ottawa, Canada, this 31st day of March, 2004.


BY ORDER OF THE BOARD OF DIRECTORS



/s/ C. Ian Ross


C. Ian Ross, Chairman



If you are unable to attend the meeting in person, you are invited to complete, sign and return the accompanying Form of Proxy in the envelope provided and the Form of Proxy must be deposited not later than 5:00 p.m. (Ottawa time) on May 11, 2004 with CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5A 4K9.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             World Heart Corporation


     Date:  April 13, 2004                   By:      /s/ Mark Goudie
                                                -------------------------------
                                                Name:   Mark Goudie
                                                Title:  Chief Financial Officer